                                                 Registration Nos.333-__________
                                                                  811-06366


    As filed With the Securities and Exchange Commission on December 31, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]

     Pre-effective Amendment No.  [_]

     Post-Effective Amendment No. [_]

                                     and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                                [X]

     Amendment No.                [2]


         AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VUL-2
                           (Exact Name of Registrant)

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              2727-A Allen Parkway
                            Houston, Texas 77019-2191
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (713) 831-8470

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191
                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)

     [_]  immediately upon filing pursuant to paragraph (b)

     [_]  on (date) pursuant to paragraph (b)

     [_]  60 days after filing pursuant to paragraph (a)(1)

     [_]  on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EQUIBUILDER II
POLICIES
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES issued by American General Life Insurance Company through its Separate Account VUL-2

                            This Prospectus is dated
                                 January 2, 2003

This Prospectus describes EquiBuilder II flexible premium variable universal life insurance policies (the "Policy" or "Policies") issued by American General Life Insurance Company ("AGL"). EquiBuilder II Policies are designed to provide life insurance coverage with flexibility in death benefits, premium payments and investment choices. We use "you" and "your" to refer to an EquiBuilder II Policy Owner. AGL no longer sells EquiBuilder II Policies.

We deposit your net premium in your Policy Account. You may allocate amounts to our Guaranteed Interest Division (which is part of our General Account and pays interest at a declared rate) or to one or more of the variable investment divisions of Separate Account VUL-2 (the "Separate Account"), or both. (For the first fifteen days after we issue your Policy, we require premiums to be invested in the VIP Money Market division.)

The variable investment divisions each purchase shares of a corresponding portfolio of the Variable Insurance Products Fund ("VIP") or the MFS Variable Insurance Trust ("MFS") (each available portfolio referred to in this Prospectus as, a "Fund," and collectively, the "Funds"). The prospectuses of the Funds, attached to this Prospectus, describe the investment objectives, Policies and risks of each Fund.

Your investment in the Funds through the variable investment divisions is not guaranteed and involves varying degrees of risk. Net premiums and Policy Account value you direct to the Guaranteed Interest Division earns interest at a rate guaranteed by us.

A prospectus for each of the Funds available through the Policy must accompany this Prospectus. Please read these documents before investing and save them for future reference.

The Funds available through this Policy are:

         *        Fidelity VIP Money Market
         *        Fidelity VIP High Income
         *        Fidelity VIP Equity-Income
         *        Fidelity VIP Growth
         *        Fidelity VIP Overseas
         *        Fidelity VIP Investment Grade Bond
         *        Fidelity VIP Asset Manager
         *        Fidelity VIP Index 500
         *        Fidelity VIP Asset Manager: Growth
         *        Fidelity VIP Contrafund
         *        MFS Emerging Growth Series
         *        MFS Research Series
         *        MFS Investors Trust Series
         *        MFS Total Return Series
         *        MFS Utilities Series
         *        MFS Capital Opportunities Series

Each of these Funds is available through a variable investment division.

EquiBuilder II Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance Policy is subject to investment risks, including possible loss of principal invested.

There is no guaranteed cash surrender value for amounts allocated to the variable investment divisions.

If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance Policy. You may wish to consult with your insurance representative or financial advisor.

The SEC has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Policy is not available in all states. This Prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this Prospectus, sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

This Prospectus generally describes only the variable portion of the Policy, except where the Guaranteed Interest Division is specifically mentioned.

                                Table of Contents

POLICY BENEFITS/RISKS SUMMARY...............................................   1

   POLICY BENEFITS..........................................................   1
     Death Benefit..........................................................   1
     Surrenders, Partial Surrenders, Transfers, and Policy Loans............   1
     Premiums...............................................................   2
     The Policy.............................................................   2
     Supplemental Benefits and Riders.......................................   3
   POLICY RISKS.............................................................   3
     Investment Risk........................................................   3
     Risk of Lapse..........................................................   3
     Tax Risks..............................................................   3
     Partial Surrender and Surrender Risks..................................   4
     Policy Loan Risks......................................................   4
   PORTFOLIO RISKS..........................................................   4

TABLES OF CHARGES...........................................................   5

GENERAL INFORMATION.........................................................  10

     American General Life Insurance Company................................  10
     Separate Account VUL-2.................................................  10
     Variable Investment Divisions..........................................  11
     Voting Rights of a Policy Owner........................................  12
     The Guaranteed Interest Division.......................................  12
     Illustrations..........................................................  13

POLICY FEATURES.............................................................  13

     Death Benefits.........................................................  13
     Maturity Benefit.......................................................  14
     Policy Issuance Information............................................  14
     Right to Examine.......................................................  15
     Flexible Premium Payments..............................................  15
     Changes in EquiBuilder II Policies.....................................  16
     Changing the Face Amount of Insurance..................................  16
     Changing Death Benefit Options.........................................  17
     When Face Amount and Death Benefit Changes Go Into Effect..............  17
     Reports To Policy Owners...............................................  18
     Policy Periods, Anniversaries, Dates and Ages..........................  18

ADDITIONAL BENEFIT RIDERS...................................................  19

     Disability Waiver Benefit Rider........................................  19
     Accidental Death Benefit Rider.........................................  19
     Children's Term Insurance Rider........................................  19
     Term Insurance on an Additional Insured Person Rider...................  19

POLICY ACCOUNT TRANSACTIONS.................................................  20

     Telephone Transactions.................................................  20
     Changing Premium and Deduction Allocation Percentages..................  20
     Transfers of Policy Account value Among Investment Divisions...........  20
     Transfers from the Guaranteed Interest Division........................  21
     Borrowing from the Policy Account......................................  21
     Loan Requests..........................................................  21
     Policy Loan Interest...................................................  21
     When Interest is Due...................................................  22
     Repaying the Loan......................................................  22
     The Effects of a Policy Loan on the Policy Account.....................  22
     Withdrawing Money from the Policy Account..............................  23
     Surrendering the Policy for Its Net Cash Surrender Value...............  24

POLICY PAYMENTS.............................................................  24

     Pament Options.........................................................  24
     The Beneficiary........................................................  25
     Assignment of A Policy.................................................  26
     Payment of Proceeds....................................................  26
     Delay required under applicable law....................................  26

ADDITIONAL RIGHTS THAT WE HAVE..............................................  26

CHARGES UNDER THE POLICY....................................................  27

     Transaction Fees.......................................................  28
     Periodic Charges.......................................................  29
     Annual Fund Expenses...................................................  31
     Allocation of Policy Account Charges...................................  31

POLICY ACCOUNT VALUE........................................................  31

     Amounts in the Variable Investment Divisions...........................  31
     Determination of the Unit Value........................................  32

POLICY LAPSE AND REINSTATEMENT..............................................  32

     Lapse of the Policy....................................................  32
     Reinstatement of the Policy............................................  33

FEDERAL TAX CONSIDERATIONS..................................................  33

     General................................................................  33
     Testing for modified endowment contract status.........................  34
     Other effects of Policy changes........................................  35
     Rider benefits.........................................................  35
     Taxation of pre-death distributions if
      your Policy is not a modified endowment contract......................  35
     Taxation of pre-death distributions if your Policy
      is a modified endowment contract......................................  35
     Policy lapses and reinstatements.......................................  36
     Diversification........................................................  36
     Estate and generation skipping taxes...................................  37
     Life insurance in split dollar arrangements............................  37
     Pension and profit-sharing plans.......................................  38
     Other employee benefit programs........................................  39
     ERISA..................................................................  39
     Other taxes............................................................  39
     When we withhold income taxes..........................................  39
     Tax changes............................................................  39

LEGAL PROCEEDINGS...........................................................  40

FINANCIAL STATEMENTS........................................................  40

DEFINITIONS.................................................................  41

Contact Information

Here is how you can contact us about the EquiBuilder II Policies:

ADMINISTRATIVE CENTER:                                       HOME OFFICE:                PREMIUM PAYMENTS:
(Express Delivery)              (U.S. Mail)                  2727-A Allen Parkway        (Express Payments)
VUL Administration              VUL Administration           Houston, Texas 77019-2191   Payment Processing Center
2727-A Allen Parkway            P. O. Box 4880               1-713-831-3443              #1 Franklin Square
Houston, Texas 77019-2191       Houston, Texas 77210-4880    1-800-528-2011              Springfield, IL 62713-0001
1-713-831-3443, 1-800-528-2011                                                           (U.S. Mail)
(Hearing Impaired)                                                                       Payment Processing Center
1-888-436-5258                                                                           P.O. Box 0777
Fax: 1-877-445-3098                                                                      Carol Stream, IL 60132-0777
(Except premium payments)

                          POLICY BENEFITS/RISKS SUMMARY

       This summary describes the Policy's important benefits and risks. The sections in this Prospectus following this summary discuss the Policy's benefits and other provisions in more detail. The definitions on page 41 of this Prospectus define certain words and phrases used in this Prospectus.

                                 POLICY BENEFITS

       You may allocate your Policy Account value among the sixteen variable investment divisions available under the Policy, each of which invests in an underlying mutual fund portfolio, a Fund, and the Guaranteed Interest Division, which credits a specified rate of interest. Your Policy Account value will vary based on the investment performance of the variable investment divisions you choose and interest credited in the Guaranteed Interest Division.

Death Benefit

       . Death Benefit Proceeds: We pay the death benefit (less any Policy loan and loan interest and any overdue charges) to the beneficiary when the Insured Person dies. We will increase the death benefit by the amount of any additional insurance provided by the optional benefit rider(s).

       . Death Benefit Option A and Option B: You may choose between two death benefit options under the Policy. After the first Policy year, you may change death benefit options and the Face Amount (which is the amount of insurance you select) while the Policy is in force. We calculate the amount available under each death benefit option monthly and as of the Insured Person's date of death.

             . Death Benefit Option A is equal to the greater of: (1) the Face Amount; or (2) the "required minimum death benefit", which is the Policy Account value multiplied by a specified percentage set forth in the Policy.

             . Death Benefit Option B is equal to the greater of: (1) the Face Amount plus the Policy Account value; or (2) the required minimum death benefit.

Surrenders, Partial Surrenders, Transfers, and Policy Loans

       . Surrenders: At any time while the Policy is in force, you may make a written request (by submitting our surrender form to us) to surrender your Policy and receive the net cash surrender value. The net cash surrender value is the cash surrender value less any outstanding loan and loan interest due. A surrender may have tax consequences.

       . Partial Surrenders: After the first Policy year, you may make a written request to withdraw part of the net cash surrender value. Partial surrenders may have tax consequences.

       . Transfers: Within certain limits, you may make transfers among the variable investment divisions and the Guaranteed Interest Division. You may make up to four transfers of Policy Account value among the variable investment divisions in each Policy year without charge. We may assess a $25 charge for each transfer after the fourth transfer in a Policy year. There are special limits on transfers involving the Guaranteed Interest Division.

       . Loans: You may take a loan (minimum $500) from your Policy at any time. The maximum loan amount you may take is 90% of the cash surrender value of the Policy on the business day we receive your request for a loan. We charge you a maximum annual interest rate equal to the greater of 5 1/2% or the Monthly Average Corporate yield published by Moody's Investor Services, Inc. as described under "Policy Account Transactions - Policy Loan Interest," on page 21, on your loan. We credit interest on loaned amounts; we guarantee that the annual earned interest rate will not be lower than 4 1/2%. Loans may have tax consequences.

Premiums

       . Flexibility of Premiums: After you pay the initial premium, you can pay subsequent premiums at any time (prior to the Policy maturity) and in any amount (but not less than $100). You can select a premium payment plan to pay planned periodic premiums quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may reject a premium payment.

       . Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund an amount equal to the greater of: (1) the premiums paid; or (2) the Policy Account value plus any amount deducted from premiums prior to allocation to the Policy Account. The free look period generally expires upon the later of: (1) 10 days after you receive the Policy; or (2) 45 days after you signed
             Part I of the application. This period will be longer if required by state law.

The Policy

       . Ownership Rights: While the Insured Person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

       . Separate Account: You may direct the money in your Policy to any of the variable investment divisions of the Separate Account. Each variable investment division invests exclusively in one of the Funds listed on the cover of this Prospectus.

       . Guaranteed Interest Division: You may place money in the Guaranteed Interest Division where it earns at least 4 1/2% annual interest. We may declare higher rates of interest, but are not obligated to do so.

       . Policy Account Value: Policy Account value is the sum of your amounts in the variable investment divisions and the Guaranteed Interest Division. Policy Account value varies from day to day, depending on the investment performance of the variable investment divisions you choose, interest we credit to the Guaranteed Interest Division, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans). We do not guarantee a minimum Policy Account value.

       . Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Separate Account. More detailed information concerning these settlement options is available on request from our Administrative Office.

Supplemental Benefits and Riders

       We offer several riders that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the Insured Person dies from bodily injury that results from an accident. We generally deduct any monthly charges for these riders from Policy Account value as part of the monthly deduction. Your insurance representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states. Please contact us for further details.

                                  POLICY RISKS

Investment Risk

       If you invest your Policy Account value in one or more variable investment divisions, then you will be subject to the risk that the investment performance of the variable investment divisions will be unfavorable. You will also be subject to the risk that the Policy Account value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment divisions you choose may be less favorable than that of other variable investment divisions, and in order to keep the Policy in force may be required to pay more premiums than originally planned.

       If you allocate net premiums to the Guaranteed Interest Division, then we credit your Policy Account value (in the Guaranteed Interest Division) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4 1/2%.

Risk of Lapse

       If your net cash surrender value is not enough to pay the charges deducted against Policy Account value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) unless you make a sufficient payment during the grace period. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the net cash surrender value. Your Policy generally will not lapse if you make a premium payment equal to at least the estimated monthly charges under the Policy for three Policy months before the grace period ends. You may reinstate a lapsed Policy, subject to certain conditions.

Tax Risks

       We anticipate that the Policy should generally be deemed a life insurance contract under Federal tax law. However, due to limited guidance under the Federal tax law, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences. Assuming that a Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Account value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds.

       Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

       See "Federal Tax Considerations" on page 33. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Surrender Risks

       The surrender charge under the Policy applies for the first 10 Policy years after the Register Date in the event you surrender the Policy or decrease the Face Amount and may be considerable. It is possible that you will receive no net cash surrender value if you surrender your Policy in the first few Policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy Account value in the near future. We designed the Policy to meet long-term financial goals.

The Policy is not suitable as a short-term investment.

       Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse (terminate without value), because surrender charges affect the net cash surrender value which is a measure we use to determine whether your Policy will enter a grace period (and possibly lapse). See "Risk of Lapse," on page 3.

       A surrender may have tax consequences.

Policy Loan Risks

       A Policy loan, whether or not repaid, will affect Policy Account value over time because we subtract the amount of the loan from the variable investment divisions and/or Guaranteed Interest Division as collateral, and this loan collateral does not participate in the investment performance of the variable investment divisions or receive any excess current interest rate credited to the Guaranteed Interest Division.

       We reduce the amount we pay on the Insured Person's death by the amount of any Policy loan and your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduces the cash surrender value to zero.

       If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

                                 PORTFOLIO RISKS

       A comprehensive discussion of the risks of each Fund may be found in each Fund's prospectus. Please refer to the Funds' prospectuses for more information.

                                TABLES OF CHARGES

The following tables describe the fees and expenses that are payable when buying, owning and surrendering a Policy.

The first table describes the fees and expenses that are payable at the time that you buy a Policy, surrender a Policy, change a Policy's Face Amount, or transfer Policy Account value between investment divisions.

----------------------------------------------------------------------------------------------------------------------
                                                    Transaction Fees
----------------------------------------------------------------------------------------------------------------------
Charge                          When Charge is Deducted      Amount Deducted-Maximum      Amount Deducted-Current
                                                             Guaranteed Charge            Charge
----------------------------------------------------------------------------------------------------------------------
Premium Taxes                   Upon receipt of each         0-5% of each premium         0-5% of each premium
                                premium payment              payment                      payment
----------------------------------------------------------------------------------------------------------------------
Surrender Charge/1/             Upon a full surrender or     During Policy years 1-6,     Capped at a total limit of
                                lapse in the first 10        50% of one Target Premium,   50% of one Target Premium,
                                Policy years                 with the maximum surrender   but calculated as follows:
                                                             charge decreasing 20% each
                                Also, in the event of a      Policy year thereafter       .    30% of premiums paid
                                decrease in Face Amount                                        during the first
                                before the end of the 10th                                     Policy year up to one
                                Policy year, we deduct a                                       Target Premium; and
                                charge that is a portion
                                of the surrender charge                                   .    9% of premiums paid
                                                                                               in Policy years 2
                                                                                               through 10, less
                                                                                               any surrender
                                                                                               charge previously
                                                                                               deducted for a
                                                                                               decrease in Face
                                                                                               Amount
----------------------------------------------------------------------------------------------------------------------
Partial Surrender Processing    Upon partial surrender       The lesser of $25 or 2% of   $10
Fee                                                          the partial surrender
                                                             amount
----------------------------------------------------------------------------------------------------------------------
Face Amount Increase            Upon Face Amount increase    $1.50 for each               $1.50 for each $1,000 Face
Charge                                                       $1,000 Face Amount           Amount increase, up to $300
                                                             increase, up to
                                                             $300
----------------------------------------------------------------------------------------------------------------------
Transfer Fee                    Upon transfer                $25 for each transfer        $0
                                                             after the fourth transfer
                                                             in a Policy year
----------------------------------------------------------------------------------------------------------------------
Policy Owner Additional         Upon a Policy Owner's        $25 for each illustration    $0
Illustration Charge             additional illustration      request after the first
                                request                      illustration request in
                                                             any Policy year
----------------------------------------------------------------------------------------------------------------------

________________
/1/ We only assess a surrender charge during the first 10 Policy years.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

--------------------------------------------------------------------------------------------------------------------
                                                   Periodic Charges
                                                (other than Fund fees)
--------------------------------------------------------------------------------------------------------------------
          Charge                    When Charge is       Amount Deducted - Maximum      Amount Deducted - Current
                                       Deducted             Guaranteed Charge                     Charge
--------------------------------------------------------------------------------------------------------------------
Administrative Charge              Monthly, at the      $360 (deducted as $30 per      $360 (deducted as $30 per
                                   beginning of each    month, during the first 12     month, during the first 12
                                   Policy month         Policy months)                 Policy months)

                                                        $144 (deducted as $12 per      $72 (deducted as $6 per
                                                        month, after the first 12      month, after the first 12
                                                        Policy months)                 Policy months)
--------------------------------------------------------------------------------------------------------------------
Cost of Insurance Charge/1/

Minimum Charge - for an            Monthly, at the      $0.05 per $1,000 of  net       $0.05 per $1,000 of net
11 year old female non-            beginning of each    amount at risk/2/ per month    amount at risk per month
tobacco user with a Face           Policy month
Amount of $200,000 for the
first Policy year

Maximum Charge  - for a            Monthly, at the      $83.33 per $1,000 of net       $28.81 per $1,000 of net
94 year old male, any risk         beginning of each    amount at risk per month       amount at risk per month
class,  with a Face Amount         Policy month
of $200,000  for the first
Policy year
                                                        $0.22 per $1,000 of net        $0.12 per $1,000 of net
Example Charge -  for a            Monthly, at the      amount at risk per month       amount at risk per month
38 year old male, non-             beginning of each
tobacco user with a Face           Policy month
Amount of $200,000 for the
first Policy year
--------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Fee     Daily                0.75% of the average annual    0.75% of the average
                                                        net assets of each variable    annual  net assets of each
                                                        investment division you are    variable investment
                                                        invested in                    division you are invested in
--------------------------------------------------------------------------------------------------------------------

________________
/1/ The Cost of Insurance Charge will vary based on the Insured Person's sex, age and risk class, Policy year, and Face Amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. The Information Page of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy, and more detailed information concerning your Cost of Insurance Charges is available on request from our Administrative Office. Also, before you purchase the Policy, we will provide you hypothetical illustrations of Policy values based upon the Insured Person's age and risk class, the death benefit option, Face Amount, planned periodic premiums, and riders requested. Please consult your insurance representative or contact AGL for information about your Cost of Insurance Charge.

/2/ The net amount at risk is the difference between the current death benefit under your Policy and the amount in your Policy Account.

The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

----------------------------------------------------------------------------------------------------------------------
                                                  Periodic Charges
                                           (optional benefit riders only)
----------------------------------------------------------------------------------------------------------------------
    Optional Benefit Rider             When Charge is             Amount Deducted -               Amount Deducted -
           Charge/1/                      Deducted               Maximum Guaranteed                Current Charge
                                                                       Charge
----------------------------------------------------------------------------------------------------------------------
Accidental Death Benefit

Minimum Charge - for a               Monthly, at the            $0.84 per $1,000 of rider    $0.84 per $1,000 of
41 year old male or female,          beginning of each Policy   coverage amount per          rider coverage amount
any risk class and any Face          month                      month                        per month
Amount

                                     Monthly, at the            $1.80 per $1,000 of rider    $1.80 per $1,000 of
                                     beginning of each Policy   coverage amount per          rider coverage amount
Maximum Charge - for an              month                      month                        per month
85 year old male or female,
any risk class and any Face          Monthly, at the            $0.84 per $1,000 of rider    $0.84 per $1,000 of
Amount                               beginning of each Policy   coverage amount per          rider coverage amount
                                     month                      month                        per month

Example Charge - for a
38 year old non-tobacco user,
with a Face Amount of
$200,000 for the first Policy
year
----------------------------------------------------------------------------------------------------------------------
Children's Term Insurance            Monthly, at the            $2.50 per $1,000 of rider    $2.50 per $1,000 of
                                     beginning of each Policy   coverage amount per          rider coverage amount
                                     month                      month                        per month
----------------------------------------------------------------------------------------------------------------------

___________________
/1/ Charges for the Additional Insured Term Insurance and Disability Waiver Benefit riders vary based on the insured's sex, age, risk class and Face Amount. Charges for the Accidental Death Benefit rider vary based on the Insured Person's age. The rider charges shown in the table may not be typical of the charges you would pay. The Information Page of your Policy will indicate the rider charges applicable to you. More detailed information concerning the charges for the optional benefit riders is available on request from our Administrative Office. Please consult your insurance representative or contact AGL for information about the charges for the optional benefit riders.

----------------------------------------------------------------------------------------------------------------------
                                                  Periodic Charges
                                           (optional benefit riders only)
----------------------------------------------------------------------------------------------------------------------
    Optional Benefit Rider             When Charge is              Amount Deducted -              Amount Deducted -
           Charge/1/                      Deducted                Maximum Guaranteed               Current Charge
                                                                        Charge
----------------------------------------------------------------------------------------------------------------------
Additional Insured Term
Insurance

Minimum Charge - for a               Monthly, at the            $0.68 per $1,000 of rider    $0.68 per $1,000 of
41 year old female, non-             beginning of each Policy   coverage amount per          rider coverage amount
tobacco user, any Face               month                      month                        per month
Amount

                                     Monthly, at the            $83.33 per $1,000 of rider   $36.78 per $1,000 of
Maximum Charge - for a               beginning of each Policy   coverage amount per          rider coverage amount
69 year old male, non-tobacco        month                      month                        per month
user, with a Face Amount of
$200,000 for the first Policy
year

                                     Monthly, at the            $2.58 per $1,000 of rider    $1.62 per $1,000 of
Example Charge - for a               beginning of each Policy   coverage amount per          rider coverage amount
38 year old male, non-tobacco        month                      month                        per month
user, with a Face Amount of
$200,000 for the first Policy
year

----------------------------------------------------------------------------------------------------------------------
Disability Waiver Benefit

Minimum Charge - for a               Monthly, at the            7% of total monthly          2% of total monthly
21 year old male, any risk class     beginning of each Policy   deduction                    deduction
and any Face Amount                  month

                                     Monthly, at the            100% of total monthly        44% of total monthly
Maximum Charge - for a               beginning of each Policy   deduction                    deduction
59 year old male or female,          month
any risk class and any Face
Amount

                                     Monthly, at the            12% of total monthly         66% of total monthly
Example Charge - for a               beginning of each Policy   deduction                    deduction
38 year old male, any risk           month
class, with a Face Amount of
$200,000 for the first Policy
year
----------------------------------------------------------------------------------------------------------------------


_____________________________
/1/ Charges for the Additional Insured Term Insurance and Disability Waiver Benefit riders vary based on the insured's sex, age, risk class and Face Amount. Charges for the Accidental Death Benefit rider vary based on the Insured Person's age. The rider charges shown in the table may not be typical of the charges you would pay. The Information Page of your Policy will indicate the rider charges applicable to you. More detailed information concerning the charges for the optional benefit riders is available on request from our Administrative Office. Please consult your insurance representative or contact AGL for information about the charges for the optional benefit riders.

 The next table describes the current Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum fees and expenses before waiver or reimbursement charged by any of the Funds for the fiscal year ended December 31, 2001.

                     TABLE 3 - Annual Fund Fees and Expenses
                     ---------------------------------------
                (expenses that are deducted from the Fund assets)
                -------------------------------------------------
       -------------------------------------------------------------------------
       Charge                                  Maximum                  Minimum
       -------------------------------------------------------------------------
       Management Fee/1/                        0.75%                    0.18%
       -------------------------------------------------------------------------
       Distribution (12b-1) Fees/2/             0.00%                    0.00%
       -------------------------------------------------------------------------
       Other Expenses                           0.19%                    0.10%
       -------------------------------------------------------------------------
       Total Annual Fund Operating
       Expenses Before
       Reimbursement                            0.96%                    0.28%
       -------------------------------------------------------------------------
       Total Annual Fund Operating
       Expenses After
       Reimbursements/3/                        0.93%                    0.28%
       -------------------------------------------------------------------------

 Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses accompanying this Policy Prospectus.


 ___________________
 /1/ Some, but not all, of the Funds available under the Policy have contractual reimbursement or fee waiver arrangements in place that are designed to reduce total annual Fund net operating expenses for Policy owners. The "Total Annual Fund Operating Expenses After Contractual Reimbursement or Waiver" item in the above table demonstrates, at least in some part, the effect those contractual reimbursement and fee waiver arrangements may have in reducing total annual Fund operating expenses. Other Funds may have voluntary reimbursement and fee waiver arrangements in place which may be withdrawn at any time. The Annual Fund Fees and Expenses table does not reflect the effect of any such voluntary reimbursement and fee waiver arrangement. More detailed information about the reimbursement and fee waiver arrangement for each Fund is contained in the prospectus for the Fund.

 /2/ None of the Funds charge Distribution (12b-1) Fees.

 /3/ The Management Fee, Other Expenses and Total Annual Fund Operating Expenses for the MFS Capital Opportunities Series Fund would have been 0.75%, 0.21% and 0.96%, respectively, without certain voluntary fee waivers and expense reimbursements from the investment adviser. This arrangement can be discontinued by the Fund's adviser at any time. Additionally, the Fidelity VIP Index 500 Fund's manager has voluntarily agreed to reimburse the Fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 28%. Absent this reimbursement arrangement, the Management Fee, Other Expenses and Total Annual Fund Operating Expenses would have been 0.24%, 0.11% and 0.35%, respectively. This reimbursement arrangement can be discontinued at any time.

                               GENERAL INFORMATION

American General Life Insurance Company

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG American General is a marketing name of AGL and its affiliates. AGL is obligated to pay all amounts promised to Policy owners under the Policies. These commitments under the Policies are AGL's, and AIG has no legal obligation to back those commitments.

     On December 31, 2002 an affiliate of AGL, The American Franklin Life Insurance Company ("American Franklin") merged with AGL. Prior to this date, the Policies were issued by American Franklin.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VUL-2

     After we deduct certain amounts from each premium, we put the balance, called the "net premium," into the Policy Account established for each Policy. We credit the net premium to the Policy Account as of the date we receive it, or, if later, the Register Date. We credit the net premium to the Policy Account before deducting any charges against the Policy Account due on that date. See "Charges Under the Policy" beginning on page 27.

     We will invest the Policy Account in the VIP Money Market division until the fifteenth day after we issue the Policy, or if that is not a business day, until the following business day. We will then allocate the Policy Account to the Guaranteed Interest Division or to one or more of the variable investment divisions, or both, according to your instructions in the Policy application. These instructions will apply to any subsequent premium until you provide us with new instructions. Premium allocation percentages may be any whole number from zero to 100, but the sum must equal 100.

     We hold the Mutual Fund Shares in which any of your accumulation value is invested in Separate Account VUL-2 (the "Separate Account"). The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"). Prior to December 31, 2002, the Separate Account was a separate account of American Franklin, created on April 9, 1991, under Illinois law. On December 31, 2002, and in conjunction with the merger of AGL and American Franklin, the Separate Account became a separate account of AGL under Texas law.

     The Separate Account also issues interests under EquiBuilder III variable life insurance policies, which have policy features that are similar to those of EquiBuilder II policies but which have a different sales charge structure. We no longer sell policies having an interest in the Separate Account.

     The assets in the Separate Account are our property. The assets in the Separate Account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to the Separate Account. Our other creditors could reach only those Separate

Account assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to the Separate Account.

     Income, gains and loses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of AGL's other assets.

Variable Investment Divisions

     We divided the Separate Account into variable investment divisions, each of which invests in shares of a corresponding Fund of VIP and MFS. Currently, you may invest premium payments in variable investment divisions investing in the following Funds.

-----------------------------------------------------------------------------------------------------------
          Series                                  Investment                        Investment Adviser*
                                                  Objectives
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager          High total return                            Fidelity Management &
                                                                                 Research Company ("FMR")
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund             Long-term capital appreciation               FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income          Reasonable income                            FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth                 Capital appreciation                         FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Money Market           High level of current income                 FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP High Income            High level of current income                 FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas               Long-term growth of capital                  FMR
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Investment Grade       High level of current income                 FMR
Bond
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Index 500              Total return of common stocks publicly       FMR
                                    traded in the United States, as
                                    represented by the S&P 500
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager:         Total return                                 FMR
Growth
-----------------------------------------------------------------------------------------------------------
MFS Investors Trust                 Long-term growth of capital and              Massachusetts Financial
                                    secondarily to provide reasonable current    Services Company ("MFS")
                                    income
-----------------------------------------------------------------------------------------------------------
MFS Total Return                    Above average income and secondarily to      MFS
                                    provide growth of capital and income
-----------------------------------------------------------------------------------------------------------
MFS Emerging Growth                 Long-term growth of capital                  MFS
-----------------------------------------------------------------------------------------------------------
MFS Capital Opportunities           Capital appreciation                         MFS
-----------------------------------------------------------------------------------------------------------
MFS Research                        Long-term growth of capital and future       MFS
                                    income
-----------------------------------------------------------------------------------------------------------
MFS Utilities                       Capital growth and current income            MFS
-----------------------------------------------------------------------------------------------------------

     *None of these Funds has an investment sub-adviser.

     You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their Prospectuses, which accompany this Prospectus. You should carefully read the Funds' Prospectuses before you select any investment division. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment division, by itself, constitutes a balanced investment plan.

     Affiliates of the Funds compensate us for administering the Funds as variable funding options for the EquiBuilder II Policies. Currently, Massachusetts Financial Services Company, the investment adviser for MFS, pays us a fee equal, on an annualized basis, to a percentage of the aggregate net assets of each Fund of the MFS attributable to the EquiBuilder II Policies and certain other variable contracts we issue. This fee will not be paid by the Funds, their shareholders or the Policy Owners.

     Affiliates of Fidelity Management & Research Company ("FMR"), the investment adviser for VIP, may compensate us or an affiliate for administrative, distribution, or other services relating to the Funds. Such compensation is generally based on assets of the Funds attributable to the EquiBuilder II Policies and certain other variable contracts we issue. This fee will not be paid by the Funds, their shareholders or the Policy Owners.

Voting Rights of a Policy Owner

     We invest the variable investment divisions' assets in shares of the Funds. We are the legal owner of the shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may:

     .    vote to elect the Boards of Trustees of the Funds;

     .    vote to ratify the selection of independent auditors for the Funds;
          and

     . vote on issues described in the Fund's current prospectus or requiring a vote by shareholders under the 1940 Act.

     Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your Policy Account value. We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any portfolio shares that are not attributable to Policies, and any investment portfolio shares where the owner does not give us instructions, the same way we vote where we did receive owner instructions.

     We reserve the right to vote investment portfolio shares without getting instructions from Policy Owners if the federal securities laws, regulations, or their interpretations change to allow this.

     You may only instruct us on matters relating to the investment portfolios corresponding to divisions where you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each division that we attribute to your Policy by dividing your account value allocated to that division by the net asset value of one share of the matching investment portfolio.

     We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

     All investment portfolio shares have the right to one vote. The votes of all investment portfolios are cast together on a collective basis, except on issues where the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

     Examples of issues that require a portfolio-by-portfolio vote are:

     . changes in the fundamental investment Policy of a particular investment portfolio; or

     .    approval of an investment advisory agreement.

The Guaranteed Interest Division

     We invest any accumulation value you have allocated to our Guaranteed Interest Division as part of our general assets. We credit interest on that account value at a rate which we declare from time to time. We guarantee that the interest will be credited at an effective annual rate of at least 4 1/2%.

Although this interest increases the amount of any account value that you have in our Guaranteed Interest Division, account value will also be reduced by any charges that are allocated to this option under the procedures described under "Tables of Charges" beginning on page 5. The charges and expenses of the Funds shown under "Tables of Charges" discussed on page 5 does not apply to our Guaranteed Interest Division.

Illustrations

         We may provide illustrations for death benefit, Policy Account value, and cash surrender value based on hypothetical rates of return that are not guaranteed. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return for your Policy Account value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

         Upon your request, we will provide a personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge up to $25 for each personalized illustration prepared if you request us to do so more than once each year.

                                 POLICY FEATURES

         Keep in mind as you review the following Policy features that we no longer sell EquiBuilder II Policies.

Death Benefits

         We will pay the death benefit (less any Policy loan and loan interest and any overdue charges) to your beneficiary when the Insured Person dies. You may choose one of the following two death benefit options:

     . Option A - the greater of (i) the Policy's Face Amount and (ii) the required minimum death benefit; or

     . Option B - the greater of (i) the Policy's Face Amount plus the Policy Account value and (ii) required minimum death benefit.

         The value of the death benefit under Option B is variable and fluctuates with Policy Account value. However; insurance under Option B costs more per month than under Option A. The value of the Policy Account and the net cash surrender value of the Policy under Option B will be lower than under Option A, all other things being equal.

         Under both death benefit options, the required minimum death benefit applies if it would provide a greater benefit (before deductions for any outstanding Policy loan and loan interest). This benefit is a percentage multiple of the amount in your Policy Account value. The percentage declines as the Insured Person gets older. The benefit will be your Policy Account value on the day the Insured Person dies multiplied by the percentage for the Insured Person's age (as of his or her nearest birthday) at the beginning of the Policy year of the Insured Person's death. For ages that are not shown on the table set forth below, the applicable percentages will decrease proportionately for each full year.

                          TABLE OF DEATH BENEFITS BASED
                            ON POLICY ACCOUNT VALUES

INSURED
PERSON'S                 40 or
AGE*                     under   45    50     55     60    65    70    75   95+

MINIMUM DEATH
BENEFIT AS A
PERCENTAGE OF THE
POLICY ACCOUNT           250%    215%  185%   150%   130%  120%  115%  105% 100%

------------------------------

* Age nearest birthday at the beginning of the Policy year in which the Insured Person dies. The percentages are interpolated for ages that are not shown here.

         For example, if the Insured Person is 40 years old and the Policy Account value is $100,000, the death benefit would be at least $250,000 (250% of $100,000).

         These percentages are based on provisions of federal tax law which require a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. See "Federal Tax Considerations," on page 33.

         Under either Option A or Option B, the length of time a Policy remains in force depends on the net cash surrender value of the Policy. Because we deduct the charges that maintain the Policy from the Policy Account, coverage will last as long as the net cash surrender value can cover these deductions. See "Policy Lapse and Reinstatement," on page 32. The investment experience (which may be either positive or negative) of any amounts in the variable investment divisions and the interest earned in the Guaranteed Interest Division affect your Policy Account value. As a result, the returns from these divisions will affect the length of time a Policy remains in force.

         If you prefer to have insurance coverage that varies with the investment experience of your Policy Account, you should choose Option B. The death benefit under Option B will always be at least the Face Amount of the Policy or the required minimum death benefit described above (in either case, less any outstanding Policy loan and loan interest), whichever is greater. If you prefer to have insurance coverage that does not vary in amount and that has lower cost of insurance charges, you should choose Option A.

Maturity Benefit

         If the Insured Person is still living on the Policy anniversary nearest his or her 95th birthday, we will pay you the Policy Account value net of any outstanding loan and loan interest. The Policy will then end.

Policy Issuance Information

         When you complete an application for a Policy, it is submitted to us. We make the decision to issue a Policy based on the information in the application and our standards for issuing insurance and classifying risks. If we decide not to issue a Policy, we will refund any premium paid.

         We will not issue a new Policy having a Face Amount that is less than $50,000, nor will we issue a Policy for an Insured Person who is older than 75.

         No insurance under a Policy will take effect: (a) until we deliver a Policy and you pay the full initial premium while the Insured Person is living and (b) unless the information in the application continues to be true and complete, without material change, as of the time you pay the premium.

         See "Flexible Premium Payments" on page 15 of this Prospectus, for additional information concerning procedures for obtaining a Policy.

Right to Examine

         You have a right to examine your Policy. If for any reason you are not satisfied with it, you may cancel the Policy within the time limits described below by sending it to us with a written request to cancel.

         A request to cancel the Policy must be postmarked no later than the latest of the following two dates:

         .    10 days after you receive your Policy; or

         .    45 days after you sign Part 1 of the Policy application.

         If you cancel the Policy, we will, within seven days of receipt of the Policy and a duly executed, timely notice of cancellation, refund an amount equal to the greater of (1) the premiums paid or (2) the Policy Account value plus any amount deducted from the premiums paid prior to allocation to the Policy Account. Insurance coverage ends when you send a request for cancellation.

Flexible Premium Payments

         You may choose the amount and frequency of your premium payments, as long as they are within the limits described below. Even though premiums are flexible, the Policy Information page of each Policy will show a "planned" periodic premium. You determine the planned premium, within limits we set when you apply for a Policy. Planned premiums may not equal the amount of premiums that will keep your Policy in effect. Planned premiums are generally the amount you decide you want to pay and you can change them at any time. If mandated under applicable law, we may be required to reject a premium payment.

         You must pay a minimum initial premium on or before the date on which we deliver the Policy. The insurance will not go into effect until we receive this minimum initial premium. We determine the applicable minimum initial premium based on the age, sex and risk class of the Insured Person, the initial Face Amount of the Policy and any additional benefits you select. Make the first premium payment by check or money order payable to "American General Life Insurance Company" or "AGL." Pay any additional premiums by check or money order payable to "American General Life Insurance Company" or "AGL" and send them to our Administrative Office.

         We will send you premium reminder notices based on your planned premium unless you request that we not do so in your application, or by writing to our Administrative Office. Nevertheless, you may make the planned payment, skip the planned payment or change the frequency or the amount of the payment.

         Generally, you may pay other premiums at any time and in any amount, as long as each payment is at least $100. (In some states, Policies may have different minimum premium payments.) We may increase this minimum upon 90 days' written notice. We may also reject premium payments in a Policy year if the payments would cause the Policy to cease to qualify as life insurance under federal tax law. See "Federal Tax Considerations," on page 33.

     If you stop paying premiums temporarily or permanently, the Policy will continue in effect until the net cash surrender value no longer covers the monthly charges against the Policy Account for the benefits selected. Planned premiums may not be sufficient to maintain a Policy because of investment experience, Policy changes or other factors.

     We have filed a Statement of Additional Information (the "Statement") with the SEC which includes more information about your Policy. The back cover page to this Prospectus describes how you can obtain a copy of the Statement.

Changes in EquiBuilder II Policies

     EquiBuilder II Policies provide you flexibility to choose from a variety of strategies which enable you to increase or decrease your insurance protection.

     A reduction in Face Amount lessens emphasis on the Policy's insurance coverage by reducing both the death benefit and the net amount at risk (the difference between the current death benefit under the Policy and the amount of the Policy Account). The reduced net amount at risk results in lower cost of insurance charges against the Policy Account. See "Changing the Face Amount of Insurance," on page 16.

     A partial withdrawal of net cash surrender value reduces the Policy Account and death benefit and may reduce the Policy's Face Amount, while providing a cash payment. It does not reduce the net amount at risk or the cost of insurance charges. See "Policy Account Transactions - Withdrawing Money from the Policy Account," on page 23.

     Choosing not to make premium payments may have the effect of reducing the Policy Account. Reducing the Policy Account will, under Option A, increase the net amount at risk (and thereby increase cost of insurance charges) while leaving the death benefit unchanged. Under Option B, it will decrease the death benefit while leaving the net amount at risk and the cost of insurance charge unchanged. See "Flexible Premium Payments," on page 15.

     Increases in the Face Amount emphasize insurance coverage by increasing both the death benefit and the net amount at risk. See "Changing the Face Amount of Insurance," on page 16.

     Additional premium payments may increase the Policy Account, which has the effect, under Option A, of reducing the amount at risk and cost of insurance charge while leaving the death benefit unchanged, or, under Option B, of increasing the death benefit while leaving the net amount at risk and cost of insurance charge unchanged. See "Flexible Premium Payments," on page 15.

Changing the Face Amount of Insurance

     Any time after the first Policy year while a Policy is in force, you may change your Policy's Face Amount. You can do this by sending a written request to us. Any change will be subject to our approval.

     For increases in the Face Amount, we must have satisfactory evidence that the Insured Person is still insurable. Our current procedure if the Insured Person has become a more expensive risk is to ask you to confirm that you will pay higher cost of insurance charges on the amount of the increase.

     Any increase in the Face Amount must be at least $10,000. Monthly deductions from the Policy Account for the cost of insurance will increase, beginning on the date the increase in the Face Amount takes effect. In addition, we will assess a one-time administrative charge for each increase against the

Policy Account. This charge is currently $1.50 for each additional $1,000 of insurance, up to a maximum charge of $300. An increase in the Face Amount will not increase the maximum surrender charge.

     You may not reduce the Face Amount below the minimum we require to issue a Policy at the time of the reduction. We will lower monthly charges against the Policy Account for the cost of insurance if you reduce the Face Amount. If you reduce the Face Amount during the first ten Policy years, we will assess a pro rata share of the applicable surrender charge against the Policy Account. See "Charges under the Policy - Transaction Fees - Surrender Charge," on page 28.

     Our current procedure is to disapprove a requested decrease in the Face Amount if it would trigger the required minimum death benefit. (This is the federal tax law provision, discussed earlier in this Prospectus, that can require us to pay as a death benefit a percentage multiple of the Policy Account value.) Instead, we will ask you to make a partial withdrawal of net cash surrender value from the Policy Account, and then we decrease the Face Amount. See "Policy Features - Death Benefits," on page 13.

     Currently, if you request a Face Amount decrease when you have previously increased the Face Amount, we will apply the decrease first against the most recent increase in the Face Amount. We will then apply decreases to prior increases in the Face Amount in the reverse order in which such increases took place, and then to the original Face Amount.

     Policy changes that result in a reduction of the death benefit, such as a decrease in the Face Amount, may cause a Policy to become a "modified endowment contract" or may have other adverse tax consequences. See "Federal Tax Considerations," page 33.

Changing Death Benefit Options

     Any time after the first Policy year while a Policy is in force, you may change the death benefit option by sending us a written request. If you change the death benefit from Option A to Option B, the Face Amount will go down by the amount of Policy Account value on the date of the change. We will not allow this change if it would reduce the Face Amount below the minimum we require to issue a Policy. If you change the death benefit from Option B to Option A, the Face Amount of insurance will go up by the amount of Policy Account value on the date of the change. These increases and decreases in the Face Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which cost of insurance charges are based. See "Charges under the Policy - Periodic Charges - Cost of Insurance Charge," on page 30.

     Changing the death benefit option may have adverse tax consequences. You should consult a tax adviser before changing the death benefit option.

     We will not require evidence of insurability for the increase in the Face Amount when you change from Option B to Option A, nor will we charge for this increase. We will not assess a surrender charge for the decrease in the Face Amount when you change from Option A to Option B.

When Face Amount and Death Benefit Changes Go Into Effect

     Any change in the Face Amount or death benefit option of a Policy will be effective at the beginning of the Policy month following the date we approve the request. Any adjustment to Policy charges on account of the change will take effect at the same time. After we approve the request, we will send you a written notice of the approval showing each change. You should attach this notice to your Policy. We may also request that you return your Policy to us so that we can make the appropriate changes.

     In some cases, we may not approve a change you request because it might disqualify the Policy as life insurance under applicable federal tax law. We will send you a written notice of our decision to disapprove any requested change for this reason. See "Federal Tax Considerations," on page 33.

Reports To Policy Owners

     After the end of each Policy year, we will send you a report that shows the current death benefit for your Policy, the value of your Policy Account, information about the variable investment divisions, the cash surrender value of your Policy, the amount of any outstanding Policy loans, the amount of any interest you owe on the loan and information about the current loan interest rate. The annual report will also show any transactions involving your Policy Account that occurred during the year. Transactions include premium allocations, deductions, and any transfers or withdrawals that you made in that year. We will also include in reports any information required by state law.

     Before October 1, 2002, the name of the principal underwriter and distributor of the Polices was Franklin Financial Services Corporation ("FFSC"). On October 1, 2002, FFSC changed its name to American General Equity Services Corporation ("AGESC"). For a period of time we may provide you with confirmations, reports and other materials that bear the former name of the principal underwriter and distributor. See "Legal Proceedings" on page 40 of this Prospectus and the "Distribution of the Policies" section of the Statement of Additional Information about AGESC.

     We will send you notices of transfers of amounts between variable investment divisions and certain other Policy transactions.

Policy Periods, Anniversaries, Dates and Ages

     We measure Policy years, Policy months and Policy anniversaries from the Register Date shown on the Policy Information page in the Policy. Each Policy month begins on the same day in each calendar month as the day of the month that the Register Date occurred. For purposes of receiving Policy Owner requests, we are open for business at the same time that the New York Stock Exchange is open for business.

     The Register Date is the earlier of the issue date or the date of payment. The date of payment will normally be the day we receive a check for the full initial premium. The issue date, shown on the Policy Information page of each Policy, is the date we actually issue a Policy, and depends on the underwriting and other requirements for issuing a particular Policy. Contestability is measured from the issue date, as is the suicide exclusion.

     If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

     We will put the initial net premium in the Policy Account as of the date of payment. We will allocate it to the VIP Money Market division of the Separate Account, regardless of your premium allocation percentages, until the first business day 15 days after the issue date. We will allocate any other net premium we receive during that period to the VIP Money Market division. On the first business day 15 days after the issue date, we will reallocate the amount in the Policy Account in accordance with your premium allocation percentages. The first time that we assess charges and deductions under the Policy is as of the Register Date. See "Policy Features - Policy Issuance Information," on page 14, regarding the commencement of insurance coverage.

     The final Policy date is the Policy anniversary nearest the Insured Person's 95th birthday. The Policy ends on that date if the Insured Person is still alive and the maturity benefit is paid.

     Generally, references in this Prospectus to the age of the Insured Person refer to his or her age on the birthday nearest to that particular date.

                            ADDITIONAL BENEFIT RIDERS

     You may add additional benefit riders to your Policy. We will assess a monthly charge against the Policy Account for each additional benefit rider. You can cancel these benefit riders at any time. Please see the "Tables of Charges" on page 5 of this Prospectus for the fees associated with these riders. Your Policy will have more details if you select any of these benefits. The following additional benefit riders are currently available:

Disability Waiver Benefit Rider

     With this benefit, we waive monthly charges from the Policy Account if the Insured Person becomes totally disabled on or after the Insured Person's fifth birthday and the disability continues for six months. If the disability starts before the Policy anniversary nearest the Insured Person's 60th birthday, we will waive monthly charges for life as long as the disability continues. If the disability starts after that, we will waive monthly charges only up to the Policy anniversary nearest the Insured Person's 65th birthday (as long as the disability continues).

Accidental Death Benefit Rider

     We will pay an additional benefit if the Insured Person dies from bodily injury that results from an accident, provided the Insured Person dies before the Policy anniversary nearest his or her 70th birthday.

Children's Term Insurance Rider

     This benefit provides term life insurance on the lives of the Insured Person's children, including natural children, stepchildren and legally adopted children. Coverage for an insured child must begin before the child has reached age eighteen. Coverage lasts only until the Insured Person reaches age 65 or the child reaches age 25, whichever happens first.

Term Insurance on an Additional Insured Person Rider

     This rider allows you to obtain term insurance for another person, such as the Insured Person's spouse. This rider is a level death benefit term insurance rider with annually increasing cost of insurance charges. The minimum amount of coverage is $25,000 and the maximum is five times the Policy's Face Amount. The coverage and deductions expire on the Policy anniversary nearest the Insured Person's age 70.

                           POLICY ACCOUNT TRANSACTIONS

     The transactions we describe below may have different effects on the Policy Account, death benefit, Face Amount or cost of insurance. You should consider the net effects before requesting Policy Account transactions. See "Policy Features - Changes in EquiBuilder II Policies," on page 16. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 27.

Telephone Transactions

     If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the Insured Person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request, if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-528-2011.

Changing Premium and Deduction Allocation Percentages

     You may change the allocation percentages of your net premiums or your monthly deductions by giving instructions to us. These changes will go into effect as of the date we receive the request, and they will affect transactions on and after that date.

Transfers of Policy Account Value Among Investment Divisions

     You may transfer amounts from any variable investment division to any other variable investment division or to the Guaranteed Interest Division. You may make up to four transfers of Policy Account value among the variable investment divisions in each Policy year without charge. Depending on the overall cost of performing these transactions, we may charge up to $25 for each additional transfer, except that we will impose no charge for a transfer of all amounts in the variable investment divisions to the Guaranteed Interest Division. To make a transfer, give us instructions at our Administrative Office.

     If there is a charge for making a transfer, we will allocate the charge as described under "Charges under the Policy - Allocation of Policy Account Charges," on page 31. All simultaneous transfers included in one transfer request count as one transfer for purposes of any fee.

     A transfer from a variable investment division will take effect as of the business day we receive instructions to make the transfer. The minimum amount we will transfer on any date will be shown on the Policy Information page in each Policy and is usually $500. This minimum need not come from any one variable investment division or be transferred to any one variable investment division as long as the total amount transferred that day equals or exceeds the minimum. However, we will transfer the entire amount in any variable investment division even if it is less than the minimum specified in a Policy. Note that we will allocate future premiums and deductions to variable investment divisions or the Guaranteed Interest Division in accordance with existing allocations unless you also instruct us to change them.

     The Policies are not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time with reasonable notice to prevent market timing efforts that could disadvantage other Policy Owners.

     Special rules apply to transfers from the Guaranteed Interest Division. See "Policy Account Transactions - Transfers From the Guaranteed Interest Division," on page 21.

Transfers from the Guaranteed Interest Division

     You may request a transfer of unloaned amounts in the Guaranteed Interest Division to one or more of the variable investment divisions. We will make the transfer as of the date we receive a written request for it, but we will only process a transfer out of the Guaranteed Investment Division if we receive it within 30 days after a Policy anniversary. The maximum amount that you may transfer is the greater of 25% of the unloaned value in the Guaranteed Interest Division on the date the transfer takes effect or the minimum transfer amount shown in the Policy when we issued it. The smallest amount that you may transfer is the lesser of the unloaned value in the Guaranteed Interest Division on the date the transfer takes effect or the minimum transfer amount shown in the Policy.

Borrowing from the Policy Account

     At any time that a Policy has a net cash surrender value, you may borrow money from us using only your Policy as security for the loan. The maximum aggregate amount that we will loan is 90% of the cash surrender value of the Policy on the business day we receive the request for a loan. Any new loan must be at least the minimum amount shown on the Policy Information page of a Policy, usually $500. Any amount that secures a loan remains part of the Policy Account but is assigned to the Guaranteed Interest Division. This loaned amount earns interest at a rate that we expect will be different from the interest rate for unloaned amounts in the Guaranteed Interest Division. See "Federal Tax Considerations," on page 33, with respect to the federal income tax consequences of a loan.

Loan Requests

     Send requests for loans to us. You may specify how much of the loan should be taken from the unloaned amount, if any, of your Policy Account allocated to the Guaranteed Interest Division and how much should be taken from the amounts allocated to the variable investment divisions. If you request a loan from a variable investment division, we will redeem units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Division. We determine the amounts in each division as of the day we receive the request for a loan.

     If you do not specify how to allocate a loan, we will allocate it according to your deduction allocation percentages. If we cannot allocate it based on these percentages, we will allocate it based on the proportions of the unloaned amount, if any, of your Policy Account allocated to the Guaranteed Interest Division and the respective amounts allocated to each variable investment division to the unloaned value of the Policy Account.

Policy Loan Interest

     Interest on a Policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each Policy year. The same rate applies to any outstanding Policy loans and any new amounts borrowed during the year. We will notify you of the current rate when you request a loan. We determine loan rates as follows:

     The maximum rate is the greater of:

     .    5 1/2% ; or

     . the "Published Monthly Average" for the calendar month that ends two months before the interest rate is set. The "Published Monthly Average" is the Monthly Average Corporate yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investor Services, Inc.

     If this average is no longer published, we will use any successor or the average established by the insurance supervisory official of the jurisdiction in which we delivered the Policy.

     We will not charge more than the maximum rate permitted by applicable law. We may also set a rate lower than the maximum.

     Any change in the rate from one year to the next will be at least 1/2 of 1%. The current loan interest rate will only change, therefore, if the Published Monthly Average differs from the previous loan interest rate by at least 1/2 of 1%. We will give advance notice of any increase in the interest rate on any loans outstanding.

When Interest is Due

     Interest on any money you borrow from your Policy Account is due on each Policy anniversary. If you do not pay interest when it is due, we will add it to the outstanding loan and allocate it based on the deduction allocation percentages for the Policy Account then in effect. This means that we make an additional loan to pay the interest, and transfer amounts from the variable investment divisions and the unloaned portion of the Guaranteed Interest Division to make the loan. If we cannot allocate the interest based on these percentages, we will allocate it as described above for allocating the loan.

Repaying the Loan

     You may repay all or part of a Policy loan at any time while the Insured Person is alive and a Policy is in force, provided that any loan repayment currently must be at least $100 (unless the amount of the outstanding loan and loan interest is less than $100). While a Policy loan is outstanding, we will apply all amounts we receive in respect to that Policy as a premium unless you include with the payment written instructions that we should apply it to repayment of the Policy loan.

     We will first allocate loan repayments to the Guaranteed Interest Division until the amount of any loans originally allocated to that division is repaid. For example, if you borrowed $500 from the Guaranteed Interest Division and $500 from the VIP Equity - Income Division, we will not allocate repayments to the VIP Equity - Income Division until the $500 borrowed from the Guaranteed Interest Division is repaid. After you have repaid this amount, you may specify how we should allocate subsequent repayments. If you do not give us instructions, we will allocate repayments based on current premium allocation percentages at the time you make the repayment.

The Effects of a Policy Loan on the Policy Account

     A loan against a Policy will have a permanent effect on the value of the Policy Account and, therefore, on benefits under the Policy, even if you repay it. When we make a loan against a Policy, the amount of the loan is set aside in the Guaranteed Interest Division where it earns a declared rate for loaned amounts. The loan amount will not be available for investment in the variable investment divisions or in the unloaned portion of the Guaranteed Interest Division.

     The interest rate for loan amounts in the Guaranteed Interest Division is expected to be different from the rate that applies to unloaned amounts in the Guaranteed Interest Division. Generally, it will be 2% less than the interest rate charged on the loan, minus any charge for taxes or reserves for taxes, but never less than 4 1/2%. Each month, this interest is added to unloaned amounts of the Policy Account in the Guaranteed Interest Division.

     The impact of a loan on a Policy Account will depend, on one hand, on the investment experience of the investment divisions of the Separate Account and the rates declared for the unloaned portion of the Guaranteed Interest Division and, on the other hand, the rates declared for the loaned portion of the Guaranteed Interest Division. For example, if $1,000 is borrowed against $5,000 in the VIP Money Market division, the $1,000 will be set aside in the Guaranteed Interest Division. This $1,000 would not be affected by any increases or decreases in the value of units in the VIP Money Market division. However, the $1,000 earns interest at a declared interest rate.

     A Policy loan may also affect the amount of time that the insurance provided by a Policy remains in force. For example, a Policy may lapse more quickly when a loan is outstanding because you cannot use the loaned amount to cover monthly charges against the Policy Account. This may have negative tax consequences. If the monthly charges exceed the net cash surrender value of the Policy, then the lapse provisions of the Policy will apply. Since the Policy permits loans up to 90% of the cash surrender value, you may have to pay additional premium payments to keep the Policy in force if you borrowed the maximum amount. For more information about these provisions, see "Policy Lapse and Reinstatement," on page 32 of this Prospectus.

Withdrawing Money from the Policy Account

     After a Policy has been in effect for a year, you may request a partial surrender of the net cash surrender value by sending us a written request. The partial surrender and any reductions in Face Amount and net cash surrender value will be effective as of the business day we receive the request for them. Any partial surrender is subject to certain conditions. It must:

     .    be at least $500;

     . not cause the death benefit or Face Amount to fall below the minimum for which we would issue the Policy; and

     . not cause the Policy to fail to qualify as life insurance under applicable law.

     You may specify how much of the partial surrender you want taken from each investment division. If you do not give us instructions, we will make the partial surrender on the basis of the then- current deduction allocation percentages. If we cannot withdraw the amount based on your directions or on the deduction allocation percentages, we will withdraw the amount based on the proportions of the unloaned amount, if any, of the Policy Account allocated to the Guaranteed Interest Division and the respective amounts allocated to the variable investment divisions to the total unloaned value of the Policy Account. For example, if 50% of a Policy Account were in the Guaranteed Interest Division and 50% were in the VIP Money Market Division and you wanted to withdraw $1,000, we would take $500 from each division.

     When you make a partial surrender of net cash surrender value, we assess a partial surrender processing fee against the Policy Account of a maximum of the lesser of $25 or 2% of the partial surrender amount. This charge is currently $10. We will allocate this charge equally among the divisions from which the partial surrender was made. If we cannot allocate the charge in this manner, we will allocate it as described under "Charges under the Policy - Allocation of Policy Account Charges," on page 31.

     A partial surrender of net cash surrender value reduces the amount in the Policy Account. It also reduces the cash surrender value and the death benefit on a dollar-for-dollar basis. If the death benefit based on a percentage multiple applies, the reduction in death benefit can be greater. See "Policy Features - Death Benefits," on page 13.

     If you elected death benefit Option A, we will also reduce the Face Amount of the Policy by the amount of the partial surrender so there will be no change in the net amount at risk. We will not assess a surrender charge in connection with the reduction in Face Amount. We will send you an endorsement to reflect this change. We may ask you to return the Policy to us so that we can make a change. A partial surrender will not affect the Face Amount of the Policy if death benefit Option B is in effect. See "Federal Tax Considerations," on page 33, for the tax consequences of a partial surrender. A Policy loan may be more advantageous if your need for cash is temporary.

Surrendering the Policy for Its Net Cash Surrender Value

     During the first ten Policy years, the cash surrender value of a Policy is the amount in the Policy Account minus the surrender charge described under "Charges under the Policy - Transaction Fees - Surrender Charge," on page 28. After ten Policy years, the cash surrender value and Policy Account are the same. Especially during the initial Policy years, the applicable surrender charge may be a substantial portion of the premiums paid.

     You may surrender a Policy for its net cash surrender value at any time while the Insured Person is living. You can do this by sending to us the Policy and a written request in a form satisfactory to us. The net cash surrender value of the Policy equals the cash surrender value minus any outstanding loan and loan interest. We will compute the net cash surrender value as of the business day we receive a request for surrender and the Policy, and all insurance coverage under the Policy will end on that date. See "Federal Tax Considerations," on page 33, for the tax consequences of a surrender.

                                 POLICY PAYMENTS

Payment Options

     We can pay Policy benefits or other payments, such as the net cash surrender value or death benefit, immediately in one sum, or in another form of payment described below. Payments under these options do not depend on the investment experience of any variable investment division because none of the payment options is a variable payment option. Instead, interest accrues pursuant to the options chosen. (Such interest will be appropriately includable in federal gross income of the beneficiary). If you do not arrange for a specific form of payment before the Insured Person dies, the beneficiary will have the choice. However, if you make an arrangement for payment of the money, the beneficiary cannot change that choice after the Insured Person dies. Payment Options will also be subject to our rules at the time of selection. Currently, you can pick these alternate payment options only if the proceeds applied are $1,000 or more and any periodic payment will be at least $20.

     The following payment options are generally available:

     Income Payments for a Fixed Period. We will pay the amount applied in equal installments (including applicable interest) for a specific number of years, for up to 30 years.

     Life Income with Payments Guaranteed for a Fixed Term of Years. We will pay the money at agreed intervals as a definite number of equal payments and as long thereafter as the payee lives. You (or the beneficiary in some cases) may choose any one of four definite periods: 5, 10, 15 or 20 years.

     Proceeds at Interest. The money will stay on deposit with us while the payee is alive. Interest will accrue on the money at a declared interest rate, and interest will be paid at agreed-upon intervals.

     Fixed Amount. We will pay the sum in installments in a specified amount. Installments will be paid until the original amount, together with any interest, has been exhausted.

     We guarantee interest under the foregoing options at the rate of 3% a year.

     We may also pay or credit excess interest on the options from time to time. We will determine the rate and manner of payment or crediting. Under the second option we will pay no excess interest on the part of the proceeds used to provide payments beyond the fixed term of years.

     The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that would otherwise be paid to that person's estate if that person died. No successor may be named if a payment option chosen is contingent on the life of a beneficiary. The person who is entitled to receive payment may change the successor at any time.

     We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount payable under an option, minimum amounts for installment payments, withdrawal or commutation rights (rights to cancel an arrangement involving payments over time in return for a lump sum payment), the naming of people who are entitled to receive payment and their successors and the ways of proving age and survival.

     You may change your choice of a payment option (and may make later changes) and that change will take effect in the same way as it would if a beneficiary were being changed. See "The Beneficiary," on page 25. Any amounts we pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

     We may be required under applicable law to block a request for payment under a Policy until we receive instructions from the appropriate regulator.

The Beneficiary

     You must name a beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the Insured Person's lifetime by sending us written notice satisfactory to us. The change will take effect on the date the notice is signed. However, the change will be subject to all payments made and actions we took under the Policy before we received the notice. Changing the beneficiary will cancel any previous arrangement made as to a payment option for benefits. You can pick a payment option for the new beneficiary.

     At the time of the Insured Person's death, we will pay the benefit equally to the primary beneficiaries, or, if no primary beneficiaries are living, the first contingent beneficiaries (if any), or, if no primary or first contingent beneficiaries are living, the second contingent beneficiaries (if any). If no beneficiary is living when the Insured Person dies, we will pay the death benefit to you or to your executors or administrators.

Assignment of A Policy

     You may assign your rights in a Policy to someone else as collateral for a loan or for some other reason. In order to do so you must send a copy of the assignment to us. We are not responsible for any payment made or any action taken before we have received notice of the assignment (or of termination of the assignment) or for the validity of the assignment. An absolute assignment is a change of ownership. The federal income tax treatment of a Policy that has been assigned for valuable consideration may be different from the federal income tax treatment we described in this Prospectus.

Payment of Proceeds

     We will pay any death benefits, net cash surrender value or loan proceeds within seven days after we receive the required form or request (and other documents that may be required) at our Administrative Office. We determine death benefits as of the date of death of the Insured Person. Subsequent changes in the unit values of the variable investment divisions will not affect death benefits. We will pay interest covering the period from the date of death to the date of payment.

     We may defer determination of values and payment for one or more of the following reasons:

     . We contest the Policy, or we are deciding whether or not to contest the Policy;

     . We cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the Securities and Exchange Commission, or because the SEC has declared that an emergency exists; or

     .    The SEC by order permits us to delay payment to protect the Policy
          Owners.

     We may defer payment of any net cash surrender value or loan amount from the Guaranteed Interest Division for up to six months after receipt of a request. We will pay interest of at least 3% a year from the date we receive a request for withdrawal of net cash surrender value if payment from the Guaranteed Interest Division is delayed more than 30 days.

Delay required under applicable law

     We may be required under applicable law to block a request for payment under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the resulting balance in an investment option in accordance with any transfer request you make that reduces your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . change the underlying Fund that any investment option uses, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate the Separate Account under the direction of a committee or discharge such a committee at any time;

     .    change our underwriting and premium class guidelines;

     . operate the Separate Account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. The Separate Account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy Owner approval, SEC and required regulatory approvals.

                            CHARGES UNDER THE POLICY

     Generally, we allocate monthly charges or certain transaction fees among the variable investment divisions and the unloaned portion of the Guaranteed Interest Division in accordance with the deduction allocation percentages you specify in your application, or in accordance with your subsequent instructions. However, we generally make deductions for the first Policy month from the VIP Money Market division.

     The following information describes the charges under the Policy provided in Tables 1-3 beginning on page 5 in the "Tables of Charges" section. Please review both Prospectus sections, and the Policy form itself, for information on charges. We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Policies. The amount of a charge may not necessarily correspond to the cost of providing the services or benefits indicated by the designation of the charge or associated with the particular Policy. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges, including the mortality and expense risk charge and the cost of insurance charge, to cover such expenses.

Transaction Fees

     Premium Taxes. All states and certain other jurisdictions tax premium payments (the deduction is called a tax charge back if we issued your Policy in Oregon). Taxes currently range up to 5%. We deduct the applicable tax from each premium payment. This is a tax to AGL, so you cannot deduct it on your income tax return. The amount of the tax will vary depending on where you live. Since the tax deduction is a percentage of your premium, the amount of the tax will also vary with the amount of the premium payment. If you change your place of residence, we will change the deduction to match the new tax rate. Please notify us if you move.

     Surrender Charge (for full surrenders). Your Policy Information page shows the maximum surrender charge, which will equal 50% of one Target Premium. This maximum will not vary with the amount of premiums paid or when they are paid. At the end of the sixth Policy year, and at the end of each of the four succeeding Policy years, the maximum surrender charge will decrease by 20% of the initial maximum surrender charge. After the end of the tenth Policy year, there is no surrender charge.

     The maximum surrender charge will not be more than 50% of one Target Premium. Subject to the maximum surrender charge, we calculate the surrender charge based on actual premium payments. The surrender charge we currently assess equals the sum of

     . 30% of premium payments you make during the first Policy year up to the amount of one Target Premium, and

     . 9% of any additional premiums you pay during the second through tenth Policy years.

     Under the Policy's formula used to calculate surrender charges, paying less than one Target Premium in the first Policy year results in a surrender charge of less than the maximum surrender charge in the first year. If you continue to pay less than one Target Premium in the following years, you can surrender your Policy and pay less than the maximum surrender charge. Keep in mind, however, that the less premiums you pay, the less value your Policy will have to pay monthly charges, which increases the possibility your Policy will lapse. In addition, paying less premiums may increase cost of insurance charges (which are based on amount at risk).

-------------------------------------------------------------------------------------------------------------------
Assume a $200,000 initial Face Amount Policy for a male age 40. This Policy would have a Target Premium of $2,280 and a maximum surrender charge of $1,140 ($2,280 x 50%). Also, assume that all premium payments are made at the beginning of each Policy year and that no benefit riders have been selected. The following table shows the surrender charge only which would apply under different premium payment assumptions if surrender of the Policy were to occur during the indicated Policy year.
--------------- --------------- ---------------- ---------------- ---------------- --------------- ----------------
During Year     Premium         Charge           Premium          Charge           Premium         Charge
                Payment                          Payment                           Payment
                Assumptions                      Assumptions                       Assumptions
  1             $3,000          $   749          $2,280           $   684          $1,140          $  342
  2              3,000            1,019           2,280               889           3,420             650
  3              3,000            1,140           2,280             1,094           2,280             855
  4              3,000            1,140           2,280             1,140           2,280           1,060
  5              3,000            1,140           2,280             1,140           2,280           1,140
  6              3,000            1,140           2,280             1,140           2,280           1,140
  7              3,000              912           2,280               912           2,280             912
  8              3,000              684           2,280               684           2,280             684
  9              3,000              456           2,280               456           2,280             456
 10              3,000              228           2,280               228           2,280             228
--------------- --------------- ---------------- ---------------- ---------------- --------------- ----------------

     We reduce the maximum surrender charge by the amount of any pro rata surrender charge we previously imposed in connection with a decrease in the Face Amount.

     Surrender Charge (for Face Amount decreases). During the first ten Policy years, we will treat a decrease in the Face Amount of a Policy as a surrender, and we will deduct a portion of the surrender charge. If the Face Amount of a Policy increases and then decreases, a surrender charge will apply only to a decrease below the original Face Amount (i.e., the Face Amount when we issue the Policy). Generally, we determine the pro rata surrender charge for a partial surrender by dividing the amount of the Face Amount decrease (excluding the portion that merely reverses a prior increase) by the original Face Amount and multiplying the fraction by the surrender charge that would apply to a total surrender.

     For example, assume that we issue a Policy for a male age 40 with a Face Amount of $200,000. In the third Policy year, you decide to decrease this Face Amount by $100,000. Assume also that you paid an annual premium of $3,000 for each of the first three Policy years and that the maximum surrender charge for the third Policy year is $1,140. To determine the pro rata surrender charge:

     Divide the amount of the Face Amount decrease by the initial Face Amount. ($100,000 / $200,000 = .5)

     Then multiply this fraction by the surrender charge in effect before the decrease.
                 Pro rata surrender charge = .5 x $1,140 = $570.

     Thus, you would be charged $570 for decreasing the Face Amount of this Policy from $200,000 to $100,000 during the third Policy year. The maximum surrender charge you might pay in the future would be reduced proportionately. We would send you a new Policy Information page that shows the new maximum charges. You will pay the maximum only if you surrender the Policy or let the Policy lapse after you pay enough premiums to reach the maximum.

We do not charge a partial surrender processing fee for Face Amount decreases.

     Partial Surrender Processing Fee. For withdrawals of less than your full Policy Account value, we will deduct a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. We use this charge to help pay for the expense of making a partial surrender. See "Policy Account Transactions--Withdrawing Money from the Policy Account" on page 23.

     Face Amount Increase Charge. There is an administrative charge that is currently $1.50 for each $1,000 of Face Amount increase up to a maximum charge of $300. See "Policy Features - Changes in EquiBuilder II Policies," on page 16.

     Transfers. If you make more than four transfers of Policy Account value in a Policy year among variable investment divisions, we will charge up to $25 for each additional transfer in that Policy year. This charge is currently $0. However, if you transfer all of the assets to the Guaranteed Interest Division, we will not impose any transfer charge. See "Policy Account Transactions - Transfers of Policy Account Value Among Investment Divisions," on page 20. We will consider a request for transfer involving the simultaneous transfer of funds from or to more than one investment division to be one transfer.

     Policy Owner Additional Illustration Charge. If you request more than one illustration of projected death benefits and Policy Account and cash surrender values in a Policy year, we may charge a $25 fee.

Periodic Charges

     At the beginning of each Policy month, we deduct the following charges from each Policy Account.

     Administrative Charge. At the beginning of each of the first twelve Policy months that a Policy is in effect, we will also deduct an administrative charge of $30 per month. After the first twelve Policy months, the current charge will be $6 per month. We may raise this $6 charge to reflect higher costs, but we guarantee it will never be more than $12 per month.

     For the first 12 Policy months, we use this charge to recover costs of issuing and placing the Policy such as application processing, medical examinations, establishment of Policy records and underwriting costs (determining insurability and assigning the Insured Person to a risk class). After the first twelve Policy months, this charge is used to cover the continuing costs of maintaining the EquiBuilder II Policies, such as premium billing and collection, claim processing, Policy transactions, record keeping, communications with Policy Owners and other expenses and overhead.

     Cost of Insurance Charge. The monthly cost of insurance is our current monthly cost of insurance rate multiplied by the net amount at risk at the beginning of the Policy month divided by $1,000. The net amount at risk is the difference between the current death benefit and the amount in the Policy Account. If the current death benefit for the month rises due to the requirements of federal tax law (see "Policy Features - Death Benefits," on page
13), the net amount at risk for the month will also rise.

     For this purpose we determine the amount of each Policy Account before deducting the cost of insurance charge, but after all other charges due on that date. The cost of insurance charge will vary from month to month with changes in the net amount at risk and with increasing age of the Insured Person.

     We base the cost of insurance rate on the Insured Person's sex, age and risk class and the Face Amount size of the Policy at the time of the charge. We may change these rates from time to time, but they will never be more than the guaranteed maximum rates set forth in a particular Policy. We base the maximum charges on the Commissioner's 1980 Standard Ordinary Male and Female Mortality Tables. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of net amount at risk for a male non-tobacco user at various ages.

     In Montana and Massachusetts there will be no distinctions based on sex. Where required, we will provide cost of insurance charges that do not distinguish between males and females. See "Employee Benefit Plans" on page 5 of the Statement of Additional Information.

     Mortality and Expense Risk Charge. We deduct a charge from the variable investment divisions for assuming mortality and expense risks. The mortality risk that we assume is that Insured Persons will live for shorter periods than estimated. When this happens, we have to pay a larger death benefit than expected in relation to the cost of insurance charges we received. The expense risk we assume is that the cost of issuing and administering Policies will be greater than we expected. We assess a daily charge for mortality and expense risks at an effective annual rate of 0.75% of the value of the assets in the Separate Account attributable to EquiBuilder II Policies. This charge affects the unit values for the variable investment divisions. See "Policy Account Value
- Determination of the Unit Value" on page 32.

     We may profit from this charge and may use such profits for any lawful purpose including paying distribution expenses.

     Optional Rider Charges. We will deduct the cost of any additional (optional) benefit riders on a monthly basis. We may change these charges, but each Policy contains tables showing the guaranteed maximum rates for all of these insurance costs. See "Tables of Charges" on page 5.

Annual Fund Expenses

     The value of the net assets of each variable investment division reflects the management fees and other expenses incurred by the corresponding Fund in which the variable investment division invests. For further information, consult the Funds' prospectuses and the "Tables of Charges" section in this Prospectus.

     We guarantee that the fees for partial withdrawals, increases in Face Amounts and for transfers will never exceed the amounts that we set out above. See also "Charges under the Policy - Transaction Fees - Surrender Charge," on page 28.

Allocation of Policy Account Charges

     Allocation percentages for deductions may be any whole numbers (from zero to one hundred) which add up to one hundred. You may change deduction allocation percentages by giving us instructions. Changes will be effective as of the date we receive them.

     We will subtract charges for partial withdrawals of net cash surrender value and transfers of Policy Account values equally among the divisions from which the transactions were made. If we cannot make the charge this way, we will make it based on the proportion of the unloaned amounts in the Guaranteed Interest Division, if any, and the amounts in the variable investment divisions, to the total unloaned value of the Policy Account.

                              POLICY ACCOUNT VALUE

     The amount in a Policy Account is the sum of the amounts allocated to the Guaranteed Interest Division and to the variable investment divisions. The amount in a Policy Account also reflects various deductions and charges. We deduct monthly charges on the first day of each Policy month. We deduct transaction charges or surrender charges on the effective date of the transaction.

     Charges against the Separate Account are reflected daily. Any amount you allocate to a variable investment division will increase or decrease depending on the investment experience of that division, and there is no guaranteed minimum cash value. We guarantee the value of amounts in a Policy Account you allocate to the Guaranteed Interest Division, and interest credited to those amounts.

Amounts in the Variable Investment Divisions

     We use amounts you allocate, transfer or add to the variable investment divisions to purchase units representing undivided interests in the various divisions. The value of the units we credit to the Policy Account for a division represents the amount in that division. We calculate the number of units purchased or redeemed in a variable investment division by dividing the dollar amount of the transaction by the division's unit value next calculated at the close of business on the effective date of the transaction. (See "Policy Account Transactions" regarding the effective dates of Policy Account transactions.)

     The number of units changes only when you purchase or redeem them, but the value of a unit will change with the investment performance of the corresponding Fund. The value of a unit also reflects charges we assess against the Separate Account. On any given day, the value your Policy Account has in a variable investment division is the unit value times the number of units you have in that division. The units of each variable investment division have different unit values.

     You purchase units of a variable investment division when you allocate premiums, repay loans or transfer amounts to that division. You redeem or sell units when you make withdrawals or transfer amounts from a variable investment division (including transfers for loans) or when we pay a death benefit when the Insured Person dies. We also redeem units for monthly charges or other charges from the Separate Account.

Determination of the Unit Value

     We determine unit values for each variable investment division at the end of each business day. Generally, a business day is any day we are open and the New York Stock Exchange is open for trading. We will not process any Policy transactions as of any day that is not a business day other than to issue a Policy anniversary report, make monthly charge deductions and pay the death benefit under a Policy. For purposes of receiving Policy Owner requests, we are open from 8:00 a.m. to 3:00 p.m., Houston, Texas time.

     The initial unit value for each investment division was set at $100. Subsequently, the unit value for any business day equals the unit value for the preceding business day multiplied by the net investment factor for that division on that business day.

     We determine a net investment factor for each variable investment division every business day as follows:

     . First, we determine the value of the shares belonging to the division in the corresponding Fund at the close of business that day (before giving effect to any Policy transactions for that day, such as premium payments or surrenders). For this purpose, we use the share value reported to us by the Fund;

     . Next, we add any dividends or capital gains distributions paid for the corresponding Fund on that day;

     . Then, we divide this sum by the value of the amounts in the investment division at the close of business on the immediately preceding business day (after giving effect to any Policy transactions on that day);

     . Then, we subtract a daily mortality and expense risk charge for each calendar day between business days. (For example, a Monday calculation may include charges for Saturday and Sunday). The daily charge is 0.00002063, which is an effective annual rate of 0.75%; and

     . Finally, we subtract any daily charge for taxes or amounts set aside as a reserve for taxes.

     Generally, this means that unit values are adjusted to reflect what happens to the Funds, and also for the mortality and expense risk charge and any charge for taxes.

                         POLICY LAPSE AND REINSTATEMENT

Lapse of the Policy

     If the net cash surrender value is insufficient to pay the charges that are made against the Policy Account each month, or if the total of any Policy loan plus loan interest exceeds the cash surrender value, we will start procedures to terminate the Policy. We will notify you and any assignee shown on our records in writing that the net cash surrender value is insufficient to pay monthly charges or that an outstanding Policy loan plus loan interest exceeds the cash surrender value of the Policy. In either case, we will notify you and give you a grace period of 61 days to pay an additional premium to prevent lapse of the Policy, and that you must pay a specified amount of premium that will cover estimated monthly charges for three months, to avoid lapse of the Policy. The grace period begins with the first day of the Policy month for which all charges could not be paid.

     If we receive at least the specified amount before the end of the grace period, we will use the payment to satisfy the overdue charges. We will place any remaining balance in the Policy Account, and will allocate it in the same manner as previous premium payments. We will apply a payment of less than the specified amount we receive before the end of the grace period to overdue charges. This will not prevent lapse of the Policy.

     If we do not receive at least the specified payment within the 61 days, the Policy will lapse without value. We will withdraw any amount left in your Policy Account and apply this amount to the charges owed us, including any applicable surrender charge. We will inform you that your Policy has ended without value.

     If the Insured Person dies during the grace period, we will pay the insurance benefits to the beneficiary, minus any outstanding Policy loan and loan interest and overdue charges.

Reinstatement of the Policy

     You may reinstate your Policy within three years after it lapses if:

     .    you provide evidence that the Insured Person is still insurable; and

     . you send us a premium payment sufficient to keep the Policy in force for three months after the date it is reinstated.

     The effective date of the reinstated Policy will be the beginning of the Policy month which coincides with or follows the date we approve the reinstatement application. Upon reinstatement, we will reduce your maximum surrender charge by the amount of all surrender charges you have already paid. We will calculate future surrender charges as if the Policy had been in force since the original Register Date. We will not reinstate previous loans.

                           FEDERAL TAX CONSIDERATIONS

     This discussion is based on current federal income tax law and interpretations. It assumes that the Policy owner is a natural person who is a U.S. citizen or U.S. resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser. Please note that the discussions below are general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

General

     The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status

     The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .    you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit insurance Policy; and

     . the fixed benefit Policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

     then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven- payment premium level limit, the Policy will become a modified endowment contract.

     The Company has procedures in place, including Policy owner notification, to prevent additional premium payments from causing your Policy to become a modified endowment contract.

     A life insurance Policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

Other effects of Policy changes

     Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

Rider benefits

     The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Internal Revenue Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, will be treated as future benefits for purposes of compliance with Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

Taxation of pre-death distributions if your Policy is not a modified endowment contract

     As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

Taxation of pre-death distributions if your Policy is a modified endowment contract

     If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .    is similar to the basis described above for other Policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Policy lapses and reinstatements

     A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

Diversification

     Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance Policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. The Separate Account, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a Policy owner to direct his or her investment to particular Mutual Funds within the Separate Account may cause the Policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a Policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of the Separate Account.

Estate and generation skipping taxes

     If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the 2001 Act) brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $1 million for decedents dying in 2002. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Internal Revenue Code will thereafter be applied and administered as if these provisions had not been enacted.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million ($1,100,000; in 2002 indexed for inflation). Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

Life insurance in split dollar arrangements

     On July 3, 2002, the Treasury and the IRS, following up on Notice 2002-8, 2002-4 I.R.B. 396 (January 3, 2002) issued proposed regulations on the tax treatment of split dollar arrangements. The proposed regulations generally retain the approach of Notice 2002-8, but expand the scope of and elaborate on the guidance provided in that Notice.

     The proposed regulations provide two mutually exclusive regimes for tax split dollar arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. The guidance of the proposed regulations would apply to split dollar arrangements entered into or materially modified after the date of publication of final regulations. Notice 2002-8 will govern the tax treatment of split dollar arrangements entered into on or before the publication of final regulations.

     In addition, it should be noted that split dollar arrangement characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

     Finally, Treasury and the IRS on August 16, 2002 issued Notice 2002-59, 2002-36 I.R.B. 1 (August 16, 2002). The purpose of Notice 2002-59 is to explicitly state the IRS' position that any arrangement designed to understate the value of benefits under a life insurance contract will not be respected. Notice 2002-59 addresses all split dollar arrangements including "reverse" split dollar arrangements, that uses inappropriately high current term insurance rates, prepayment of premiums, or other techniques to confer policy benefits other than life insurance protection on another party. Purchasers of life insurance policies are strongly advised to consult with a qualified tax advisor to determine the tax treatment resulting from a split dollar arrangement.

Pension and profit-sharing plans

     If a life insurance Policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's accumulation value will not be subject to federal income tax. However, the Policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. The rules for determining P.S. 58 costs are being reviewed by the IRS and may change. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

Other employee benefit programs

     Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

ERISA

     Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

Other taxes

     We report the operations of the Separate Account in our federal income tax return, but we currently pay no income tax on the Separate Account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance Policy reserves. We currently make no charge to any Separate Account division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to the Separate Account or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

When we withhold income taxes

     Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

Tax changes

     The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance Policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                                LEGAL PROCEEDINGS

     AGL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, AGL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AGL's results of operations and financial position.

     The principal underwriter and distributor of the Policies, AGESC, offered general securities prior to October 1, 2002. As a consequence, AGESC is engaged in certain legal matters related to its previous line of business. AGESC believes that none of these legal matters are of any materiality. More information about AGESC can be found in the Statement of Additional Information.

     The Separate Account has no current legal proceedings.

                              FINANCIAL STATEMENTS

     The Financial Statements of AGL and the Separate Account can be found in the Statement of Additional Information.

     We are required to include several additional financial statements in the Statement of Additional Information because of the December 31, 2002 merger of All American Life Insurance Company, American Franklin and The Franklin Life Insurance Company into AGL. These additional financial statements are those of All American Life Insurance Company, American Franklin, The Franklin Life Insurance Company, and proforma financial statements of AGL at December 31, 2001 reflecting the effect of the merger. None of these financial statements will appear in future versions of the Statement of Additional Information.

Please see the back cover of this prospectus for information on how to obtain a copy of the Statement of Additional Information.

                                   DEFINITIONS

Here are definitions of certain terms used in this Prospectus:

Administrative Office-The address of the Administrative Office of AGL is Variable Universal Life Administration, P.O. Box 4880, Houston, Texas 77210-4880.

Age-The age of the Insured Person on his or her birthday nearest the date on which a determination of the Insured Person's age is made.

AGL, We, Our, Us- American General Life Insurance Company, a Texas stock life insurance company and the issuer of the EquiBuilder II individual flexible premium variable life insurance Policies described in this Prospectus.

Face Amount-The face amount of insurance shown on the Policy Information page of a Policy. The Face Amount is the minimum death benefit payable under a Policy while the Policy remains in effect. The death benefit proceeds will be reduced by any outstanding loan and loan interest on the Policy and any due and unpaid charges.

Fund(s)-Portfolio(s) of the Fidelity Variable Insurance Products Fund and MFS Variable Insurance Trust, which are all "series" type mutual funds. Each portfolio is referred to as a Fund, and collectively, as the Funds.

Guaranteed Interest Division-A part of AGL's General Account in which amounts in a Policy Account other than those allocated to the Separate Account earn interest at a rate stipulated in advance and guaranteed by AGL.

Insured Person-The person whose life is insured under a Policy.

Policy Account-The sum of amounts allocated to the investment divisions of the Separate Account and AGL's Guaranteed Interest Division for a particular Policy.

Policy anniversary-An anniversary of the Register Date of a Policy while the Policy is in effect.

Policy month-A month-long period beginning on the Register Date and on the same day in each subsequent calendar month while a Policy is in effect.

Policy Owner, You, Your-The person designated as Policy Owner on the Policy Information page of a Policy.

Policy year-An annual period beginning on the Register Date and on each anniversary of the Register Date while the Policy is in effect.

Register Date-The date we issue a Policy or the date we receive a full initial premium payment, whichever is earlier.

SEC-The Securities and Exchange Commission.

Separate Account-Separate Account VUL-2, a segregated investment account of AGL established under the Insurance Laws of the State of Texas in which amounts in a Policy Account other than those in the Guaranteed Interest Division are held for investment in one of the portfolios of the Funds. The value of amounts in the Separate Account will fluctuate in accordance with the performance of the corresponding Funds.

Statement of Additional Information-The Statement of Additional Information ("Statement" or "SAI") is a document, separate from this Prospectus, that contains additional information about the EquiBuilder II Policies.

Target Premium-A hypothetical annual premium which is based on the age and sex of the Insured Person, the initial Face Amount of the Policy and the types and amounts of any additional benefits included in the Policy. The Target Premium for each EquiBuilder II Policy is shown on the Policy Information page of the Policy.

[LOGO] American
         General

For additional information about the EquiBuilder II Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "Statement"), dated January 2, 2003. We have filed the Statement with the SEC and have incorporated it by reference into this Prospectus. You may obtain a free copy of the Statement if you write us at our Home Office, which is located at 2727-A Allen Parkway, Houston, Texas 77019 or call us at 1-800-528-2011. You may also obtain the Statement from an insurance representative through which the Policies may be purchased. Additional information about the EquiBuilder II Policies, including, personalized illustrations of death benefits, cash surrender values, and cash values is available, without charge, upon request to the same address or phone number printed above.

Information about the Separate Account, including the Statement, can also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Inquiries on the operations of the public reference room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Product issued by:
American General Life Insurance Company
Member of American International Group, Inc.
2727-A Allen Parkway, Houston, TX 77019

EquiBuilder II Flexible Premium Variable Universal Life Insurance
Policy Form Number T1735

Not available in the state of New York

Distributed by American General Equity Services Corporation
Member NASD and SIPC
Member of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company are solely its responsibility. American General Life Insurance Company is responsible for its own financial condition and contractual obligations.

(C)2002 American International Group, Inc. All rights reserved
                                                          ICA File No. 811-06366

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VUL-2

                             EQUIBUILDER II POLICIES

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                    ISSUED BY

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                          VUL ADMINISTRATION DEPARTMENT

                    P.O. BOX 4880, Houston, Texas 77210-4880
        1-800-528-2011; (713) 831-3443; Hearing Impaired: 1-888-436-5258

                       STATEMENT OF ADDITIONAL INFORMATION

                              Dated January 2, 2003

This Statement of Additional Information ("Statement") is not a prospectus. You should read it with the Prospectus for American General Life Insurance Company Separate Account VUL-2 (the "Separate Account") dated January 2, 2003, concerning the EquiBuilder II flexible premium variable universal life insurance Policies (the "Policy" or "Policies"). You can obtain a copy of the Prospectus for the EquiBuilder II Policies, and any Prospectus supplements, by contacting American General Life Insurance Company ("AGL") at the address or telephone numbers given above. Terms used in this Statement have the same meanings as are defined in the Prospectus under the heading "Definitions."

                                TABLE OF CONTENTS

GENERAL INFORMATION ........................................................ 2
  AGL ...................................................................... 2
  Separate Account VUL-2 ................................................... 2
SERVICES ................................................................... 2
MORE INFORMATION ON LAPSE OF THE POLICY .................................... 2
DISTRIBUTION OF THE POLICIES ............................................... 2
ADDITIONAL INFORMATION ..................................................... 3
  Material Conflicts ....................................................... 4
  Limits On AGL's Right To Challenge A Policy .............................. 4
  Employee Benefit Plans ................................................... 5
  Dividends ................................................................ 5
FINANCIAL STATEMENTS ....................................................... 5

                               GENERAL INFORMATION

AGL

AGL (formerly American General Life Insurance Company of Delaware) is a successor in interest to a company previously organized as a Delaware corporation in 1917. AGL redomesticated as a Texas insurer effective December 31, 1991 and changed its name to American General Life Insurance Company. AGL is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri"). It is engaged primarily in the life insurance business and annuity business. AG Missouri, in turn is a wholly-owned subsidiary of American General Corporation ("AGC") and AGC is a wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

On December 31, 2002 an affiliate of AGL, The American Franklin Life Insurance Company ("American Franklin") merged with AGL. Prior to this date, the Policies were issued by American Franklin.

Separate Account VUL-2

Separate Account VUL-2 (the "Separate Account") is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). Prior to December 31, 2002, the Separate Account was a separate account of American Franklin, created on April 9, 1991, under Illinois law. On December 31, 2002, and in conjunction with the merger of AGL and American Franklin, the Separate Account became a separate account of AGL under Texas law.

                                    SERVICES

AGL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. AGL and AGLC are each indirect wholly owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware LLC established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, auditing, accounting and legal services. During 2001, 2000, and 1999, $86,168,095, $73,483,037 and $63,794,324, respectively, was paid by AGL to AGLC for these services.

                     MORE INFORMATION ON LAPSE OF THE POLICY

A Policy which has lapsed may have tax consequences, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

If your Policy lapses, you will not be able to make take any loans or surrenders from your Policy unless you make a full surrender (subject to applicable surrender charges). You will also not be permitted to transfer Policy Account value between investment divisions while your Policy is in lapse.

                          DISTRIBUTION OF THE POLICIES

American General Equity Services Corporation (formerly known as Franklin Financial Services Corporation) ("AGESC"), #1 Franklin Square, Springfield, Illinois 62713, a Delaware corporation and a direct wholly-owned subsidiary of AGL, is the principal underwriter and distributor of the EquiBuilder II Policies for the

Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates.

AGESC offers the securities under the Policies on a continuous basis.

AGESC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

We sell our Policies primarily through our insurance agents or brokers, who are authorized by law to sell variable life insurance. Pursuant to a selling agreement between us, AGESC and American General Securities Incorporated ("AGSI"), AGSI will employ and supervise agents chosen by us to sell the Policies and will use its best efforts to qualify such persons as its registered representatives. AGSI, an affiliate of AGL, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Policies may also be sold by persons who are registered representatives of other registered broker-dealers who are members of the National Association of Securities Dealers, Inc., and with whom AGESC may enter into a selling agreement.

Registered representatives of AGSI (who prior to October 1, 2002, were registered representatives of Franklin Financial Services Corporation) and other registered broker-dealers, earn commissions on Policy sales of up to 90% of premiums paid during the first Policy year. For Policies issued on or after October 8, 1997, annual trail commissions are earned at an annual rate of 0.25% on the amount in the Policy Account that is in the Separate Account. While no new Policies are sold, commissions earned on past Policy sales will still be paid to AGSI and other registered broker-dealers of record.

These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Company. They do not result in any additional charges against the Policy that are not described in the Prospectus under "Charges Under the Policy."

Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.

Pursuant to AGESC's Distribution Agreement with AGL, the Company reimburses AGESC for reasonable sales expenses, including overhead expenses. No sales commissions were paid to AGESC for the years 1999, 2000 and 2001.

                             ADDITIONAL INFORMATION

Material Conflicts

We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

..    state insurance law or federal income tax law changes;

..    investment management of an investment portfolio changes; or

..    voting instructions given by owners of variable life insurance Policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment Policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

Under the 1940 Act, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable divisions. We cast votes credited to amounts in the variable divisions not credited to Policies in the same proportion as votes cast by owners.

Limits On AGL's Right To Challenge A Policy

We can challenge the validity of an insurance Policy (based on material misstatements in the application or, with respect to any Policy change, in the application for the change) if it appears that the Insured Person is not actually covered by the Policy under our rules. However, there are some limits on how and when we can challenge the Policy.

Except on the basis of fraud, we cannot challenge the Policy after it has been in effect, during the Insured Person's lifetime, for two years from the date the Policy was issued or reinstated. (Some states may require this time to be measured in some other way.)

Except on the basis of fraud, we cannot challenge any Policy change that requires evidence of insurability (such as an increase in Face Amount) after the change has been in effect for two years during the Insured Person's lifetime.

We can challenge at any time an additional benefit that provides benefits to the Insured Person in the event that the Insured Person becomes totally disabled. We can also require proof of continuing disability.

If the Insured Person dies within the time that the validity of the Policy may be challenged, we may delay payment until we decide whether to challenge the Policy.

If the Insured Person's age or sex is misstated on any application, we can provide the death benefit and any additional benefits that would have been purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the Insured Person's correct age and sex.

If the Insured Person commits suicide within two years after the date on which the Policy was issued or reinstated, we will limit the proceeds payable to the total of all premiums that you paid to the time of death minus the amount of any outstanding Policy loan and loan interest and minus any partial withdrawals of net cash surrender value. If the Insured Person commits suicide within two years after the effective date of an increase in death benefit that you requested, we will pay the death benefit which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (including the expense charge). (Some states require this time to be measured by some other date.)

Employee Benefit Plans

Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of EquiBuilder II Policies in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex. We did not design the EquiBuilder II Policies for use in connection with qualified plans or trusts under federal tax laws.

Dividends

We pay no dividends on the Policies offered by this Prospectus.

                              FINANCIAL STATEMENTS

     The statement of net assets as of December 31, 2001 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years then ended of the Separate Account, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

     The proforma financial statements of AGL reflecting the merger of All American Life Insurance Company ("AAL"), American Franklin, The Franklin Life Insurance Company ("FL") and AGL for the year ended December 31, 2001, appearing herein are unaudited.

     The consolidated balance sheet of AGL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

     The balance sheet of American Franklin and the consolidated balance sheet of FL at December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, and the statutory-basis balance sheet of AAL at December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended appearing elsewhere herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein.

     In 2002, due to AIG's acquisition of AGL and affiliated companies, AGL changed its independent auditor from Ernst & Young LLP to PricewaterhouseCoopers LLP ("PWC"). AIG has been using PWC as its corporate-wide auditing firm.

The following is an index to the financial statements that are included in this
Statement:

I.      Separate Account VUL-2 Financial Statements                                    Page No.
        -------------------------------------------                                    --------
        Report of Independent Auditors                                                 VUL-2-1

        Statement of Net Assets for the year ended December 31, 2001                   VUL-2-2

        Statement of Operations for the year ended December 31, 2001                   VUL-2-5

        Statement of Changes in Net Assets for the years ended December 31,
        2001 and 2000                                                                  VUL-2-8

        Notes to Financial Statements                                                  VUL-2-11

II.     AGL Proforma Financial Statements                                              Page No.
        ---------------------------------                                              --------

        These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
        2002. They will not appear in future filings.

        Introduction                                                                        P-1

        Elimination of Inter-company Preferred Stock                                        P-1

        Balance Sheet, December 31, 2001                                                    P-2

        Income Statement, December 31, 2001                                                 P-3

        Notes to Unaudited Pro-forma Consolidated Financial Statements                      P-4

III.    AGL Consolidated Financial Statements                                          Page No.
        -------------------------------------                                          --------

        You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts.

        Report of Ernst & Young LLP Independent Auditors                                    F-1

        Consolidated Balance Sheets as of December 31, 2001 and 2000                        F-2

        Consolidated Statements of Income for the years ended December 31,
        2001, 2000, and 1999                                                                F-4

        Consolidated Statements of Shareholder's Equity for the years ended
        December 31, 2001, 2000, and 1999                                                   F-5

        Consolidated Statements of Comprehensive Income for the years ended
        December 31, 2001, 2000, and 1999                                                   F-6

        Consolidated Statements of Cash Flows for the years ended December 31,
        2001,                                                                               F-7

        2000, and 1999

        Notes to Consolidated Financial Statements                                          F-8


IV.     AAL Statutory Financial Statements                                             Page No.
        ----------------------------------                                             --------

        These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
        2002. They will not appear in future filings.

        Report of Independent Auditors                                                        1

        Balance Sheet-Statutory Basis for the years ended December 31, 2001
        and 2000                                                                              2

        Statements of Income-Statutory-Basis for the years ended                              4
                 December 31, 2001 and 2000

        Statements of Changes in Capital and Surplus-Statutory Basis                          5

        Statements of Cash Flows-Statutory-Basis for the Years ended                          6
                 December 31, 2001 and 2000

        Notes to Statutory-Basis Financial Statements                                         7

V.      American Franklin Financial Statements                                         Page No.
        --------------------------------------                                         --------

        These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
        2002. They will not appear in future filings.

        Report of Independent Auditors                                                      F-1

        Statement of Income for the years ended December 31, 2001, 2000 and
        1999                                                                                F-2

        Balance Sheet, December 31, 2001 and 2000                                           F-3

        Statement of Shareholder's Equity for the years ended December 31,
        2001, 2000 and 1999                                                                 F-4

        Statement of Comprehensive Income for the years ended December 31,
        2001, 2000 and 1999                                                                 F-4

        Statement and Cash Flows for the years ended December 31, 2001, 2000
        and 1999                                                                            F-5

        Notes to Financial Statements                                                       F-6

VI.     FL Financial Statements                                                        Page No.
        -----------------------                                                        --------

        These Financial Statements are included in this Statement because of the merger of AAL, American Franklin and FL into AGL on December 31,
        2002. They will not

        appear in future filings

        Report of Independent Auditors                                                 1

        Consolidated Statement of Income for the years ended December 31,
        2001, 2000 and 1999                                                            2

        Consolidated Balance Sheet, December 31, 2001 and 2000                         3

        Consolidated Statement of Shareholder's Equity for the years ended
        December 31, 2001, 2000 and 1999                                               4

        Consolidated Statement of Comprehensive Income for the years ended             4
        December 31, 2001, 2000 and 1999

        Consolidated Statement of Cash Flows for the years ended December
        31, 2001, 2000 and 1999                                                        5

        Notes to Consolidated Financial Statements                                     6

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
The American Franklin Life Insurance Company
Policyowners of Separate Account VUL-2

We have audited the accompanying statement of net assets of Separate Account VUL-2 (comprising, respectively, the VIP Money Market, VIP Equity-Income, VIP Growth, VIP Overseas, VIP High Income, VIPII Investment Grade Bond, VIPII Asset Manager, VIPII Index 500, VIPII Asset Manager: Growth, VIPII Contrafund, MFS Emerging Growth, MFS Research, MFS Investors Trust (formerly MFS Growth With Income), MFS Total Return, MFS Utilities, and MFS Capital Opportunities Divisions) as of December 31, 2001, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years then ended. These financial statements are the responsibility of Separate Account VUL-2 management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Separate Account VUL-2 at December 31, 2001, and the results of their operations for the year then ended and the changes in net assets for each of the two years then ended in conformity with accounting principles generally accepted in the United States.

                                        /s/ ERNST & YOUNG, LLP
                                        ----------------------
Chicago, Illinois
March 29, 2002, except footnote 7 as to which the date is
December 20, 2002

                                    VUL-2-1

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Net Assets
December 31, 2001

                                                               Variable Insurance Products Fund
                                          ------------------------------------------------------------------------
                                               VIP         VIP                                           VIP
                                              Money      Equity-           VIP            VIP            High
                                             Market       Income         Growth         Overseas        Income
                                            Division     Division       Division        Division       Division
                                       ---------------------------------------------------------------------------
Investments in Funds at fair value
   (cost: see below)                   $    7,133,069  $  62,947,958  $   98,297,864  $  12,811,739   $  2,616,817

Due from (to) general account                     259          1,310             930            (56)             6
                                       ---------------------------------------------------------------------------

Net assets                             $    7,133,328  $  62,949,268  $   98,298,794  $  12,811,683   $  2,616,823
                                       ===========================================================================

Unit value                             $       150.70  $      352.36  $       369.47  $      169.91   $     114.07
                                       ===========================================================================

Units outstanding                              47,335        178,650         266,054         75,403         22,941
                                       ===========================================================================

Cost of investments                    $    7,133,486  $  61,551,520  $  108,411,417  $  17,948,781   $  4,210,476
                                       ===========================================================================

See Notes to Financial Statements

                                    VUL-2-2

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Net Assets (continued)
December 31, 2001

                                                             Variable Insurance Products Fund II
                                         -------------------------------------------------------------------------
                                             VIPII                                      VIPII
                                           Investment     VIPII          VIPII          Asset           VIPII
                                             Grade        Asset          Index         Manager:        Contra-
                                              Bond       Manager          500          Growth           fund
                                            Division     Division       Division       Division        Division
                                      ----------------------------------------------------------------------------
Investments in Funds at fair value
    (cost: see below)                 $     3,910,369  $  30,323,347  $  52,495,930  $  11,596,180  $   43,640,954

Due from (to) general account                      83            593            291            451           1,094
                                      ----------------------------------------------------------------------------

Net assets                            $     3,910,452  $  30,323,940  $  52,496,221  $  11,596,631  $   43,642,048
                                      ============================================================================

Unit value                            $        184.53  $      232.38  $      275.08  $      179.78  $       228.49
                                      ============================================================================

Units outstanding                              21,191        130,493        190,840         64,505         191,002
                                      ============================================================================

Cost of investments                   $     3,742,251  $  33,178,251  $  51,658,982  $  14,115,554  $   47,236,452
                                      ============================================================================

See Notes to Financial Statements

                                    VUL-2-3

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Net Assets (continued)
December 31, 2001

                                                                    MFS Variable Insurance Trust
                                     ----------------------------------------------------------------------------------------
                                          MFS                           MFS            MFS                           MFS
                                        Emerging          MFS        Investors        Total          MFS           Capital
                                         Growth        Research        Trust         Return       Utilities     Opportunities
                                        Division       Division      Division*      Division      Division        Division
                                  -------------------------------------------------------------------------------------------
Investments in Funds at fair
     value (cost:  see below)       $  14,676,273    $ 6,619,894   $ 3,843,359   $  3,932,678  $  5,402,407  $      9,366,563

Due from (to) general account                (266)            67           (52)           157            10               436
                                  -------------------------------------------------------------------------------------------

Net assets                          $  14,676,007    $ 6,619,961   $ 3,843,307   $  3,932,835  $  5,402,417  $      9,366,999
                                  ===========================================================================================

Unit value                          $      105.60          95.82   $     93.85   $     121.37  $     111.32  $         112.97
                                  ===========================================================================================

Units outstanding                         138,977         69,087        40,952         32,404        48,531            82,916
                                  ===========================================================================================

Cost of investments                 $  23,278,688    $ 8,878,560   $ 4,484,809   $  3,855,773  $  7,224,587  $     13,058,081
                                  ===========================================================================================

See Notes to Financial Statements


*Formerly known as MFS Growth With Income Division

                                    VUL-2-4

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Operations
Year Ended December 31, 2001

                                                                    Variable Insurance Products Fund
                                             ---------------------------------------------------------------------------

                                                  VIP            VIP                                              VIP
                                                 Money         Equity-           VIP              VIP            High
                                                Market         Income           Growth         Overseas         Income
                                               Division       Division         Division        Division        Division
                                          ------------------------------------------------------------------------------
Net investment income (expense)

Income
      Dividends                              $  247,553   $   1,054,152   $       79,916   $     732,238   $     310,780
      Capital gains distributions                     -       2,961,665        7,512,090       1,157,408               -

Expenses
      Mortality and expense risk charges         42,991         471,775          769,292         105,229          20,156
                                             ---------------------------------------------------------------------------
Net investment income (expense)                 204,562       3,544,042        6,822,714       1,784,417         290,624

Net realized and unrealized gain (loss)
   on investments
      Net realized gain (loss)                  (38,680)        623,273        1,478,436         (27,080)       (132,695)
      Net unrealized appreciation
          (depreciation)
           Beginning of year                    (38,648)      9,328,270       20,784,216          10,166      (1,104,241)
           End of year                             (417)      1,396,438      (10,113,553)     (5,137,042)     (1,593,659)
                                             ---------------------------------------------------------------------------
      Net change in unrealized appreciation
           (depreciation) during the year        38,231      (7,931,832)     (30,897,769)     (5,147,208)       (489,418)
                                             ---------------------------------------------------------------------------
Net realized and unrealized gain (loss)
   on investments                                  (449)     (7,308,559)     (29,419,333)     (5,174,288)       (622,113)
                                             ---------------------------------------------------------------------------

Net increase (decrease) in net assets
   from operations                           $  204,113   $  (3,764,517)  $  (22,596,619)  $  (3,389,871)  $    (331,489)
                                             ===========================================================================

See Notes to Financial Statements

                                    VUL-2-5

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Operations (continued)
Year Ended December 31, 2001

                                                                  Variable Insurance Products Fund II
                                          ------------------------------------------------------------------------------
                                                 VIPII                                          VIPII
                                               Investment       VIPII           VIPII           Asset           VIPII
                                                 Grade          Asset           Index          Manager:        Contra-
                                                  Bond         Manager           500            Growth           fund
                                                Division       Division        Division        Division        Division
                                          ------------------------------------------------------------------------------
Net investment income (expense)
Income
     Dividends                              $     131,561  $   1,279,441   $     580,454   $     307,776   $     323,679
     Capital gains distributions                        -        479,791               -         370,909       1,142,398

Expenses
     Mortality and expense risk charges            22,857        228,631         390,609          83,149         317,230
                                          ------------------------------------------------------------------------------
Net investment income (expense)                   108,704      1,530,601         189,845         595,536       1,148,847

Net realized and unrealized gain
    (loss) on investments
    Net realized gain (loss)                       16,251         55,028         551,907          (9,527)        181,728
    Net unrealized appreciation
       (depreciation)
       Beginning of year                           81,989        408,861       9,041,544        (964,387)      3,574,158
       End of year                                168,118     (2,854,904)        836,948      (2,519,374)     (3,595,498)
                                          ------------------------------------------------------------------------------
    Net change in unrealized
       appreciation (depreciation)
       during the year                             86,129     (3,263,765)     (8,204,596)     (1,554,987)     (7,169,656)
                                          ------------------------------------------------------------------------------
Net realized and unrealized gain (loss)
   on investments                                 102,380     (3,208,737)     (7,652,689)     (1,564,514)     (6,987,928)
                                          ------------------------------------------------------------------------------

Net increase (decrease) in net assets
   from operations                          $     211,084  $  (1,678,136)  $  (7,462,844)  $    (968,978)  $  (5,839,081)
                                          ==============================================================================

See Notes to Financial Statements

                                    VUL-2-6

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Operations (continued)
Year Ended December 31, 2001

                                                                       MFS Variable Insurance Trust
                                      --------------------------------------------------------------------------------------------
                                            MFS                            MFS            MFS                             MFS
                                         Emerging           MFS         Investors        Total           MFS            Capital
                                          Growth         Research         Trust         Return        Utilities      Opportunities
                                         Division        Division       Division*      Division       Division          Division
                                   -----------------------------------------------------------------------------------------------
Net investment income (expense)
Income
   Dividends                         $           -   $         841   $     17,695   $    59,019   $     165,946   $            536
   Capital gains distributions             913,957         807,738         90,824        87,143         435,189            744,884

Expenses
   Mortality and expense risk
        charges                            107,243          47,503         27,234        22,976          40,350             67,707
                                   -----------------------------------------------------------------------------------------------
Net investment income (expense)            806,714         761,076         81,285       123,186         560,785            677,713

Net realized and unrealized gain
  (loss) on investments
    Net realized gain (loss)                41,584         (22,047)       (16,104)        8,205             225             27,322
    Net unrealized appreciation
      (depreciation)
      Beginning of year                 (1,512,422)         56,112         73,358       199,094         213,895           (536,467)
      End of year                       (8,602,415)     (2,258,666)      (641,450)       76,905      (1,822,180)        (3,691,518)
                                   -----------------------------------------------------------------------------------------------
    Net change in unrealized
      appreciation (depreciation)
      during the year                   (7,089,993)     (2,314,778)      (714,808)     (122,189)     (2,036,075)        (3,155,051)
                                   -----------------------------------------------------------------------------------------------
Net realized and unrealized gain
      (loss) on investments             (7,048,409)     (2,336,825)      (730,912)     (113,984)     (2,035,850)        (3,127,729)
                                   -----------------------------------------------------------------------------------------------

Net increase (decrease) in net
      assets from operations         $  (6,241,695)  $  (1,575,749)  $   (649,627)  $     9,202   $  (1,475,065)  $     (2,450,016)
                                   ===============================================================================================


See Notes to Financial Statements


*Formerly known as MFS Growth With Income Division

                                    VUL-2-7

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Changes in Net Assets

                                                                            Variable Insurance Products Fund
                                                 ---------------------------------------------------------------------------------
                                                          VIP              VIP                                              VIP
                                                         Money           Equity-            VIP              VIP            High
                                                         Market           Income           Growth         Overseas         Income
                                                        Division         Division         Division        Division        Division
                                                 ---------------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
        Net investment income (expense)            $      204,562   $    3,544,042   $    6,822,714   $   1,784,417   $    290,624
        Net realized gain (loss) on investments           (38,680)         623,273        1,478,436         (27,080)      (132,695)
        Net change in unrealized appreciation
            (depreciation) on investments                  38,231       (7,931,832)     (30,897,769)     (5,147,208)      (489,418)
                                                 ---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    operations                                            204,113       (3,764,517)     (22,596,619)     (3,389,871)      (331,489)
From policy related transactions:
        Net contract purchase payments                  8,878,944       11,864,179       20,564,436       3,357,970        749,194
        Withdrawals                                    (1,462,800)      (9,638,933)     (16,008,232)     (2,306,782)      (601,049)
        Transfers between Separate Account
           VUL-2 divisions, net                        (5,128,243)         520,568         (729,659)       (412,938)       289,183
                                                 ---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    policy related transactions                         2,287,901        2,745,814        3,826,545         638,250        437,328
                                                 ---------------------------------------------------------------------------------

Net increase (decrease) in net assets                   2,492,014       (1,018,703)     (18,770,074)     (2,751,621)       105,839
Net assets, beginning of year                           4,641,314       63,967,971      117,068,868      15,563,304      2,510,984
                                                 ---------------------------------------------------------------------------------

Net assets, end of year                            $    7,133,328   $   62,949,268   $   98,298,794   $  12,811,683   $  2,616,823
                                                 =================================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
        Net investment income (expense)            $      226,881   $    4,379,730   $   12,683,818   $   1,566,452   $    189,015
        Net realized gain (loss) on investments                 -        1,585,568        1,829,542         299,852        (83,169)
        Net change in unrealized appreciation
            (depreciation) on investments                  30,181         (769,626)     (27,075,245)     (5,163,873)      (864,570)
                                                 ---------------------------------------------------------------------------------
Net increase (decrease) in net assets
    from operations                                       257,062        5,195,672      (12,561,885)     (3,297,569)      (758,724)
From policy related transactions:
        Net contract purchase payments                 22,434,258       12,664,982       22,073,107       3,708,101        846,347
        Withdrawals                                    (1,592,605)     (10,396,930)     (18,626,210)     (2,688,470)      (635,556)
        Transfers between Separate Account
           VUL-2 divisions, net                       (23,048,034)      (3,302,833)       5,198,675       1,349,170       (289,967)
                                                 ---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
    policy related transactions                        (2,206,381)      (1,034,781)       8,645,572       2,368,801        (79,176)
                                                 ---------------------------------------------------------------------------------

Net increase (decrease) in net assets                  (1,949,319)       4,160,891       (3,916,313)       (928,768)      (837,900)
Net assets, beginning of year                           6,590,633       59,807,080      120,985,181      16,492,072      3,348,884
                                                 ---------------------------------------------------------------------------------

Net assets, end of year                            $    4,641,314   $   63,967,971   $  117,068,868   $  15,563,304   $  2,510,984
                                                 =================================================================================

See Notes to Financial Statements

                                    VUL-2-8

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Changes in Net Assets (continued)

                                                                         Variable Insurance Products Fund II
                                                  -----------------------------------------------------------------------------
                                                        VIPII                                          VIPII
                                                     Investment         VIPII          VIPII           Asset            VIPII
                                                        Grade           Asset          Index          Manager:         Contra-
                                                        Bond          Manager           500            Growth           fund
                                                      Division        Division        Division        Division        Division
                                                  -----------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
        Net investment income (expense)           $     108,704   $   1,530,601   $     189,845   $     595,536   $   1,148,847
        Net realized gain (loss) on investments          16,251          55,028         551,907          (9,527)        181,728
        Net change in unrealized appreciation
            (depreciation) on investments                86,129      (3,263,765)     (8,204,596)     (1,554,987)     (7,169,656)
                                                  -----------------------------------------------------------------------------
Net increase (decrease) in net assets from
   operations                                           211,084      (1,678,136)     (7,462,844)       (968,978)     (5,839,081)
From policy related transactions:
        Net contract purchase payments                  657,305       4,414,338      15,147,421       3,372,900      11,974,677
        Withdrawals                                    (534,115)     (4,751,659)     (9,608,866)     (2,076,271)     (7,426,660)
        Transfers between Separate Account
           VUL-2 divisions, net                       1,242,812          (1,319)        261,961          13,362         274,174
                                                  -----------------------------------------------------------------------------
Net increase (decrease) in net assets from
   policy related transactions                        1,366,002        (338,640)      5,800,516       1,309,991       4,822,191
                                                  -----------------------------------------------------------------------------

Net increase (decrease) in net assets                 1,577,086      (2,016,776)     (1,662,328)        341,013      (1,016,890)
Net assets, beginning of year                         2,333,366      32,340,716      54,158,549      11,255,618      44,658,938
                                                  -----------------------------------------------------------------------------

Net assets, end of year                           $   3,910,452   $  30,323,940   $  52,496,221   $  11,596,631   $  43,642,048
                                                  =============================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
        Net investment income (expense)           $     134,600   $   3,426,489   $     343,873   $   1,098,397   $   5,024,798
        Net realized gain (loss) on investments           2,215         448,995         802,605         159,635         533,959
        Net change in unrealized appreciation
            (depreciation) on investments                81,899      (5,119,843)     (6,131,544)     (2,742,538)     (8,076,693)
                                                  -----------------------------------------------------------------------------
Net increase (decrease) in net assets from
   operations                                           218,714      (1,244,359)     (4,985,066)     (1,484,506)     (2,517,936)
From policy related transactions:
        Net contract purchase payments                  410,414       4,994,522      16,018,372       3,663,922      12,595,738
        Withdrawals                                    (418,587)     (5,217,748)     (9,731,460)     (2,371,185)     (7,655,569)
        Transfers between Separate Account
           VUL-2 divisions, net                         (86,343)     (1,058,834)      1,964,582          64,470       2,569,224
                                                  -----------------------------------------------------------------------------
Net increase (decrease) in net assets from
   policy related transactions                          (94,516)     (1,282,060)      8,251,494       1,357,207       7,509,393
                                                  -----------------------------------------------------------------------------

Net increase (decrease) in net assets                   124,198      (2,526,419)      3,266,428        (127,299)      4,991,457
Net assets, beginning of year                         2,209,168      34,867,135      50,892,121      11,382,917      39,667,481
                                                  -----------------------------------------------------------------------------

Net assets, end of year                           $   2,333,366   $  32,340,716   $  54,158,549   $  11,255,618   $  44,658,938
                                                  =============================================================================

See Notes to Financial Statements

                                    VUL-2-9

The American Franklin Life Insurance Company
Separate Account VUL-2
Statement of Changes in Net Assets (continued)

                                                                                    MFS Variable Insurance Trust
                                                 -----------------------------------------------------------------------------------
                                                       MFS                         MFS          MFS                         MFS
                                                    Emerging        MFS         Investors      Total         MFS          Capital
                                                     Growth      Research         Trust        Return     Utilities    Opportunities
                                                    Division     Division       Division*     Division     Division       Division
                                                 -----------------------------------------------------------------------------------
Year Ended December 31, 2001
Change in net assets
From operations:
     Net investment income (expense)             $    806,714   $   761,076   $    81,285  $   123,186   $    560,785  $    677,713
     Net realized gain (loss) on investments           41,584       (22,047)      (16,104)       8,205            225        27,322
     Net change in unrealized appreciation
         (depreciation) on investments             (7,089,993)   (2,314,778)     (714,808)    (122,189)    (2,036,075)   (3,155,051)
                                                 ----------------------------------------------------------------------------------
Net increase (decrease) in net assets from                                                                 (1,475,065)
    operations                                     (6,241,695)   (1,575,749)     (649,627)       9,202                   (2,450,016)
From policy related transactions:
     Net contract purchase payments                 7,193,754     2,761,512     1,317,259    1,224,052      2,651,031     4,398,533
     Withdrawals                                   (3,564,274)   (1,329,018)     (628,474)    (609,710)    (1,234,055)   (2,143,820)
     Transfers between Separate Account
        VUL-2 divisions, net                          274,062       323,185       175,731    1,015,021        576,449       672,912
                                                 ----------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   policy related transactions                      3,903,542     1,755,679       864,516    1,629,363      1,993,425     2,927,625
                                                 ----------------------------------------------------------------------------------

Net increase (decrease) in net assets              (2,338,153)      179,930       214,889    1,638,565        518,360       477,609
Net assets, beginning of year                      17,014,160     6,440,031     3,628,418    2,294,270      4,884,057     8,889,390
                                                 ----------------------------------------------------------------------------------

Net assets, end of year                          $ 14,676,007   $ 6,619,961   $ 3,843,307  $ 3,932,835   $  5,402,417  $  9,366,999
                                                 ==================================================================================

Year Ended December 31, 2000
Change in net assets
From operations:
     Net investment income (expense)             $    644,877   $   280,821   $    11,700  $    64,005   $    215,367  $    400,251
     Net realized gain (loss) on investments           98,863         7,292        23,772       10,641         14,733        34,171
     Net change in unrealized appreciation
         (depreciation) on investments             (4,327,252)     (640,155)      (37,549)     202,186       (119,212)   (1,197,363)
                                                 ----------------------------------------------------------------------------------
Net increase (decrease)  in net assets
   from operations                                 (3,583,512)     (352,042)       (2,077)     276,832        110,888      (762,941)
From policy related transactions:
     Net contract purchase payments                 7,035,746     2,600,944     1,697,716      648,196      1,904,543     3,591,460
     Withdrawals                                   (2,778,541)   (1,012,237)     (668,971)    (279,073)      (755,261)   (1,368,488)
     Transfers between Separate Account
        VUL-2 divisions, net                        8,599,191     1,368,690       181,908       11,249      1,669,311     4,649,350
                                                 ----------------------------------------------------------------------------------
Net increase (decrease) in net assets from
   policy related transactions                     12,856,396     2,957,397     1,210,653      380,372      2,818,593     6,872,322
                                                 ----------------------------------------------------------------------------------

Net increase (decrease) in net assets               9,272,884     2,605,355     1,208,576      657,204      2,929,481     6,109,381
Net assets, beginning of year                       7,741,276     3,834,676     2,419,842    1,637,066      1,954,576     2,780,009
                                                 ----------------------------------------------------------------------------------

Net assets, end of year                          $ 17,014,160   $ 6,440,031   $ 3,628,418  $ 2,294,270   $  4,884,057  $  8,889,390
                                                 ==================================================================================

See Notes to Financial Statements

*Formerly known as MFS Growth With Income Division

                                    VUL-2-10

The American Franklin Life Insurance Company
Separate Account VUL-2
Notes to Financial Statements
December 31, 2001

1.   NATURE OF OPERATIONS

     The American Franklin Life Insurance Company (American Franklin) is a wholly-owned subsidiary of The Franklin Life Insurance Company which is ultimately owned by American International Group, Inc., a Delaware corporation. American Franklin established Separate Account VUL-2 (the Account) as a unit investment trust registered under the Investment Company Act of 1940. The Account consists of sixteen investment divisions at December 31, 2001 and was established in April 1991 in conformity with Illinois Insurance Law. The assets in each division are invested in units of beneficial interest (shares) of a designated portfolio (Portfolio) of three mutual funds: Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIPII), sponsored by Fidelity Investments and MFS Variable Insurance Trust (MFS), sponsored by MFS Investment Management (collectively, the Funds). The VIP Money Market, VIP Equity-Income, VIP Growth, VIP Overseas, and VIP High Income Divisions of the Account are invested in shares of a corresponding Portfolio of VIP; the VIPII Investment Grade Bond, VIPII Asset Manager, VIPII Index 500, VIPII Asset
     Manager: Growth and VIPII Contrafund Divisions of the Account are invested in shares of a corresponding Portfolio of VIPII; and the MFS Emerging Growth, MFS Research, MFS Investors Trust (formerly MFS Growth With Income), MFS Total Return, MFS Utilities, and MFS Capital Opportunities Divisions of the Account are invested in shares of a corresponding Portfolio of MFS. The Account's financial statements should be read in conjunction with the financial statements of the Funds. The Account commenced operations on September 30, 1991. The initial unit value for each investment division was set at $100.

     The Account was established by American Franklin to support the operations of American Franklin's EquiBuilder II(TM) Flexible Premium Variable Life Insurance Policies (EquiBuilder II Policies). American Franklin no longer offers new EquiBuilder II Policies. The Account also supports the operations of American Franklin's EquiBuilder III(TM) Flexible Premium Variable Life Insurance Policies (EquiBuilder III Policies) (the EquiBuilder II Policies and the EquiBuilder III Policies are referred to collectively as the Policies).

     Franklin Financial Services Corporation, a wholly-owned subsidiary of The Franklin Life Insurance Company, acts as the principal underwriter, as defined in the Investment Company Act of 1940, of the Policies. The assets of the Account are the property of American Franklin. The portion of the Account's assets applicable to the Policies is not chargeable with liabilities arising out of any other American Franklin business.

     The net assets of the Account may not be less than the reserves applicable to the Policies. Assets may also be set aside in American Franklin's General Account based on the amounts allocated under the Policies to American Franklin's Guaranteed Interest Division and for policy loans. Additional assets are set aside in American Franklin's General Account to provide for (i) the unearned portion of the monthly charges for mortality and expense risk charges made under the Policies and (ii) other policy benefits.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Investments in shares of the Funds are carried at fair value using the net asset values of the respective Portfolios of the Funds. Investment transactions are recorded on the trade date. Dividends are recorded as received. Realized gains and losses on sales of the Account's shares are determined on the specific identification method.

                                    VUL-2-11

The American Franklin Life Insurance Company
Separate Account VUL-2
Notes to Financial Statements (continued)
December 31, 2001

     The operations of the Account are included in the federal income tax return of American Franklin. Under the provisions of the Policies, American Franklin has the right to charge the Account for federal income tax attributable to the Account, however, no charge is currently being made against the Account for such tax since, under current tax law, American Franklin pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. American Franklin retains the right to charge for any federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account may also be made.

3.   POLICY CHARGES

     Certain jurisdictions require deductions from premium payments for taxes. The amount of such deductions varies and may be up to 5% of the premium. With respect to the EquiBuilder III Policies, American Franklin makes a sales expense deduction equal to 5% of each premium paid during any policy year up to a "target" premium, which is based on the annual premium for a fixed whole life insurance policy on the life of the insured person (no sales expense deduction is made for premiums in excess of the target premium paid during that policy year). The balance remaining after any such deduction, the net premium, is placed by American Franklin in a policy account established for each policyowner. Each month American Franklin charges each policy account for: administrative expenses (currently $6 per month plus an additional charge of $24 per month for each of the first 12 months a policy is in effect); and cost of insurance, which is based on the insured person's age, sex, risk class, amount of insurance, and additional benefits, if any. In addition, American Franklin charges for the following: a partial withdrawal of net cash surrender value (currently $25 or 2% of the amount withdrawn, whichever is less); an increase in the face amount of insurance (currently a $1.50 administrative charge for each $1,000 increase up to a maximum charge of $300); and a transfer between investment divisions in any policy year in which four transfers have already been made (up to $25 for each additional transfer in a given policy year). Charges may also be made for providing more than one illustration of policy benefits to a given policyholder. American Franklin assumes mortality and expense risks related to the operations of the Account and deducts a charge from the assets of the Account at an effective annual rate of .75% of the Account's net assets to cover these risks. The total charges paid by the Account to American Franklin were $43,071,800 and $39,739,400 for the years ended December 31, 2001 and 2000, respectively.

     During the first ten years a Policy is in effect, a surrender charge may be deducted from a policy account by American Franklin if the Policy is surrendered for its net cash surrender value, the face amount of the Policy is reduced or the Policy is permitted to lapse. The maximum total surrender charge applicable to a particular Policy is specified in the Policy and is equal to 50% of one "target" premium. This maximum will not vary based on the amount of premiums paid or when they are paid. At the end of the sixth policy year and at the end of each of the four succeeding policy years, the maximum surrender charge is reduced by an amount equal to 20% of the initial maximum surrender charge until, after the end of the tenth policy year, there is no surrender charge. Subject to the maximum surrender charge, the surrender charge with respect to the EquiBuilder II Policies will equal 30% of actual premiums paid during the first policy year up to one "target" premium, plus 9% of all other premiums actually paid during the first ten policy years, and the surrender charge with respect to the EquiBuilder III Policies will equal 25% of actual premiums paid during the first policy year up to one "target" premium, plus 9% of all other premiums actually paid during the first ten policy years.

                                    VUL-2-12

The American Franklin Life Insurance Company
Separate Account VUL-2
Notes to Financial Statements (continued)
December 31, 2001


4.   SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS

     Unit value information and a summary of changes in outstanding units is shown below:

Year Ended December 31, 2001

                                                             Variable Insurance Products Fund
                                                  -----------------------------------------------------------
                                                    VIP            VIP                                 VIP
                                                   Money         Equity-       VIP          VIP        High
                                                   Market         Income      Growth      Overseas    Income
                                                  Division       Division    Division     Division   Division
                                                  -----------------------------------------------------------
Unit value, beginning of year                     $ 145.69      $ 374.00     $ 456.55     $ 215.88   $ 129.42
                                                  ===========================================================
Unit value, end of year                           $ 150.70      $ 352.36     $ 369.47     $ 169.91   $ 114.07
                                                  ===========================================================

Number of units outstanding,
   beginning of year                                31,857       171,036      256,423       72,092     19,402

Net contract purchase payments                      59,669        33,217       53,023       17,939      6,061

Withdrawals                                         (9,556)      (26,954)     (41,125)     (12,310)    (4,882)

Transfers between Separate Account
   VUL-2 divisions, net                            (34,635)        1,351       (2,267)      (2,318)     2,360
                                                  -----------------------------------------------------------
Number of units outstanding,
   end of year                                      47,335       178,650      266,054       75,403     22,941
                                                  ===========================================================

                                                               Variable Insurance Products Fund II
                                                  -----------------------------------------------------------
                                                     VIPII                                 VIPII
                                                  Investment        VIPII     VIPII        Asset      VIPII
                                                     Grade          Asset     Index       Manager:   Contra-
                                                     Bond          Manager     500         Growth      Fund
                                                   Division       Division   Division     Division   Division
                                                  -----------------------------------------------------------
Unit value, beginning of year                     $ 171.43      $ 245.21     $ 317.41     $ 196.56   $ 262.25
                                                  ===========================================================

Unit value, end of year                           $ 184.53      $ 232.38     $ 275.08     $ 179.78   $ 228.49
                                                  ===========================================================

Number of units outstanding,
   beginning of year                                13,611       131,890      170,624       57,263    170,293

Net contract purchase payments                       3,631        19,021       53,095       18,694     51,546

Withdrawals                                         (2,908)      (20,414)     (33,604)     (11,505)   (31,854)

Transfers between Separate Account
   VUL-2 divisions, net                              6,857            (4)         725           53      1,017
                                                  -----------------------------------------------------------
Number of units outstanding,
   end of year                                      21,191       130,493      190,840       64,505    191,002
                                                  ===========================================================

                                    VUL-2-13

The American Franklin Life Insurance Company
Separate Account VUL-2
Notes to Financial Statements (continued)
December 31, 2001


4.   SUMMARY OF UNIT VALUES AND CHANGES IN OUTSTANDING UNITS (continued)

     Unit value information and a summary of changes in outstanding units is shown below:

Year Ended December 31, 2001
                                                               MFS Variable Insurance Trust
                                        ------------------------------------------------------------------------
                                            MFS                    MFS        MFS                       MFS
                                          Emerging     MFS      Investors    Total        MFS         Capital
                                           Growth    Research     Trust      Return    Utilities   Opportunities
                                          Division   Division   Division*   Division   Division      Division
                                        ------------------------------------------------------------------------
Unit value, beginning of year             $ 161.15   $ 123.20     $112.68    $121.93     $146.36        $ 148.53
                                        ========================================================================

Unit value, end of year                   $ 105.60   $  95.82     $ 93.85    $121.37     $111.32        $ 112.97
                                        ========================================================================

Number of units outstanding,
   beginning of year                       105,578     52,275      32,200     18,816      33,370          59,847

Net contract purchase payments              62,680     26,876      13,228     10,190      20,614          35,671

Withdrawals                                (30,962)   (12,897)     (6,274)    (5,032)     (9,588)        (17,321)

Transfers between Separate
   Account VUL-2 divisions, net              1,681      2,833       1,798      8,430       4,135           4,719
                                        ------------------------------------------------------------------------
Number of units outstanding,
   end of year                             138,977     69,087      40,952     32,404      48,531          82,916
                                        ========================================================================

*Formerly known as MFS Growth With Income Division


5.   REMUNERATION OF MANAGEMENT

     The Account incurs no liability or expense for payments to directors, members of advisory boards, officers or any other person who might provide a service for the Account, except as described in Note 3.

                                   VUL-2-14

The American Franklin Life Insurance Company
Separate Account VUL-2
Notes to Financial Statements (continued)
December 31, 2001


6.  SUMMARY OF OTHER FINANCIAL INFORMATION


                                                                      Ratios
                                              ---------------------------------------------
                                                 Investment                        Total
                                                  Income          Expense          Return
                                              ---------------    ------------   -----------
    Year Ended December 31, 2001

    Variable Insurance Products Fund:
       VIP Money Market Division                    4.28%          0.74%           3.44%
       VIP Equity-Income Division                   6.44           0.76           (5.79)
       VIP Growth Division                          7.42           0.75          (19.07)
       VIP Overseas Division                       13.56           0.76          (21.29)
       VIP High Income Division                    11.81           0.77          (11.86)

    Variable Insurance Products Fund II:
       VIPII Investment Grade Bond Division         4.28%          0.74%           7.64%
       VIPII Asset Manager Division                 5.80           0.75           (5.23)
       VIPII Index 500 Division                     1.12           0.75          (13.34)
       VIPII Asset Manager: Growth Division         6.15           0.75           (8.54)
       VIPII Contrafund Division                    3.48           0.75          (12.87)

    MFS Variable Insurance Trust:
       MFS Emerging Growth Division                 6.38%          0.75%         (34.47)%
       MFS Research Division                       12.80           0.75          (22.22)
       MFS Investors Trust Division *               3.01           0.75          (16.71)
       MFS Total Return Division                    4.80           0.75           (0.46)
       MFS Utilities Division                      11.33           0.76          (23.94)
       MFS Capital Opportunities Division           8.31           0.75          (23.94)

    *Formerly known as MFS Growth With Income Division

7.  SUBSEQUENT EVENT

    Effective December 31, 2002 American Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American International Group, Inc. At that date the Account name will change to the American General Life Insurance Company Separate Account VUL 2.

                                    VUL-2-15

                     American General Life Insurance Company

              Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer ("AFL") with and into The Franklin Life Insurance Company, an Illinois domiciled insurer ("FL"); and b) the concurrent merger of FL and All American Life Insurance Company, an Illinois domiciled insurer ("AAL"), with and into American General Life Insurance Company, a Texas domiciled insurer ("AGL"). The American Franklin Life Insurance Company is a wholly owned subsidiary of FL . The primary purpose of the mergers is to reduce the complexity and costs of the current legal entity structure.

The following proforma financial statements and accompanying footnotes have been prepared in connection with the registration of AFL and FL products as AGL variable annuity and variable life insurance contracts.

The unaudited pro-forma financial statements show (i) the condensed historical statements for each of the companies involved in the merger, (ii) proforma adjustments (any adjustments necessary to arrive at the combined post-merger entity), and (iii) the proforma results (post-merger entity).

ELIMINATION OF INTER-COMPANY PREFERRED STOCK

Effective December 31, 1995, AGL purchased Franklin United Life Insurance Company (FULIC) from FL which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected by the issuance of $8,500,000 in AGL preferred stock to FL. The accounting impact on FL's financials was:

Preferred Stock - Investment in AGL         8,500,000
Common Stock - Investment in FULIC                         8,500,000

The upcoming merger of FL into AGL will require that the preferred stock of AGL held by FL be paid as a dividend to the Parent Company, AGC Life Insurance Company. The financial impact of FL paying the dividend to AGC Life is as follows:

Dividends Paid - Retained Earnings          8,500,000
Preferred Stock - Investment in AGL                        8,500,000

AGL pays preferred stock dividends of $680,000 each year which is recorded by FL and AGL,

AGL: Dividends Paid - Retained Earnings     680,000
     Cash                                                  680,000

FL:  Cash                                   680,000
     Dividend Income                                       680,000

For purposes of the pro-forma financials, the dividends paid in 2001 are being reversed. Note the impact on Retained Earnings of the pro-forma financials is $-0-.

Net Investment Income- Dividends                     680,000
Dividends Paid - Retained Earnings                   680,000

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                          GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                         AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                      ------------   -----------   -----------   ------------   -----   -----------   --------------
BALANCE SHEET
ASSETS
Investments:
  Fixed maturity securities, at
   fair value                         $ 28,589,219   $ 4,544,013   $ 1,740,122   $ 34,873,354           $         -   $   34,873,354
  Equity securities, at fair value         176,171            93         2,655        178,919                                178,919
  Mortgage loans on real estate          2,201,562       434,125        89,401      2,725,088                              2,725,088
  Policy loans                           1,291,019       348,430       141,026      1,780,475                              1,780,475
  Investment real estate                    65,974             -         2,713         68,687                                 68,687
  Other long-term investments              277,087        99,877        14,873        391,837                                391,837
  Short-term investments                   487,747       123,652        29,771        641,170                                641,170
  Investments - Derivatives                 26,458             -             -         26,458                                 26,458
                                      ----------------------------------------------------------------------------------------------
Total investments                     $ 33,115,237   $ 5,550,190   $ 2,020,561   $ 40,685,988       -   $         -   $40,685,988.00
                                      ----------------------------------------------------------------------------------------------
Cash                                  $     86,005   $     7,511   $     4,862   $     98,378           $         -   $       98,378
Investment in parent company
 (cost - $7,958)                            64,326         8,500             -         72,826     1,2        (8,500)          64,326
Indebtedness from affiliates               213,015       284,869        53,109        550,993       3          (551)         550,442
Accrued investment income                  487,349        75,554        32,525        595,428                                595,428
Accounts and notes receivable              506,683       125,337        19,032        651,052                     -          651,052
Deferred policy acquisition costs        2,042,688       182,209       171,349      2,396,246                              2,396,246
Cost of Insurance Purchased                      -       302,011             -        302,011                                302,011
Property and equipment                      76,285         3,291            75         79,651                                 79,651
Other assets                               226,966        60,608        90,021        377,595                                377,595
Assets held in separate account         20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total assets                          $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY
 Liabilities:
  Future policy benefits              $ 31,012,385   $ 4,123,072   $ 1,746,987   $ 36,882,444           $         -   $   36,882,444
  Other policy claims and benefits
   payable                                  53,149        20,739        17,598         91,486                     -           91,486
  Other policyholders' funds               523,332     1,210,638        48,654      1,782,624                     -        1,782,624
  Federal income taxes                     558,723       (46,495)      (35,911)       476,317                                476,317
  Indebtedness to affiliates                 4,691         1,161         4,145          9,997       3          (551)           9,446
  Other liabilities                        838,612       177,337       106,824      1,122,773                              1,122,773
  Liabilities related to separate
   accounts                             20,279,273       581,187             -     20,860,460                             20,860,460
                                      ----------------------------------------------------------------------------------------------
Total liabilities                     $ 53,270,165   $ 6,067,639   $ 1,888,297   $ 61,226,101       -   $      (551)  $   61,225,550
                                      ----------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock, $10 par value,
   600,000 shares authorized,
   issued and outstanding             $      6,000   $    42,004   $     6,043   $     54,047       4   $   (48,047)  $        6,000
  Preferred stock, $100 par value,
   8,500 shares authorized,
   issued, and outstanding                     850             -             -            850                                    850
  Additional paid-in capital             1,397,860       922,703       271,755      2,592,318       4        48,047        2,640,365
  Accumulated other comprehensive
   income/(loss)                           145,669        35,536          (101)       181,104                                181,104
  Retained earnings                      2,277,283       113,385       225,540      2,616,208   1,2,5        (8,500)       2,607,708
                                      ----------------------------------------------------------------------------------------------
Total shareholders' equity            $  3,827,662   $ 1,113,628   $   503,237   $  5,444,527       -   $    (8,500)  $    5,436,027
                                      ----------------------------------------------------------------------------------------------

                                      ----------------------------------------------------------------------------------------------
Total liabilities and shareholders'
 equity                               $ 57,097,827   $ 7,181,267   $ 2,391,534   $ 66,670,628       -   $    (9,051)  $   66,661,577
                                      ----------------------------------------------------------------------------------------------

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company
(AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid.

American General Life Insurance Company
Proforma Financial Statements
December 31, 2001
(IN Thousands)

               UNAUDITED

                                         GAAP          GAAP          GAAP         COMBINED      F/N    ELIM/CONSOL   CONSOLIDATED
                                        AGL-TX          FL           AAL         FINANCIALS      #       ENTRIES      FINANCIALS
                                     ------------   -----------   -----------   ------------   -----   -----------   --------------
INCOME STATEMENT
REVENUES:
  Premiums & other considerations    $    794,347   $   319,968   $   170,673   $  1,284,988           $         -   $    1,284,988
  Net investment income                 2,393,778       447,170       162,873      3,003,821       5          (680)       3,003,141
  Net realized investment loss            (65,668)      (35,739)       (8,791)      (110,198)                              (110,198)
  Other                                    22,171        68,174         8,276         98,621                                 98,621
                                     ----------------------------------------------------------------------------------------------
Total revenues                       $  3,144,628   $   799,573   $   333,031   $  4,277,232       -   $      (680)  $    4,276,552
                                     ----------------------------------------------------------------------------------------------
BENEFITS & EXPENSES:
  Benefits                           $  1,899,772   $   443,818   $   181,647   $  2,525,237                         $    2,525,237
  Operating costs & expenses              607,637       195,684        82,668       885,989                                 885,989
                                     ----------------------------------------------------------------------------------------------
Total benefits & expenses            $  2,507,409   $   639,502   $   264,315   $  3,411,226       -   $         -   $    3,411,226
                                     ----------------------------------------------------------------------------------------------
Income before income tax expense     $    637,219   $   160,071   $    68,716   $    866,006       -   $      (680)  $      865,326
Income tax expense                        190,982        50,701        21,187        262,870                                262,870
                                     ----------------------------------------------------------------------------------------------
                                     $    446,237   $   109,370   $    47,529   $    603,136           $      (680)  $      602,456
Cumulative effect of accounting
 change (net of tax)                      (22,383)         (345)       (1,123)       (23,851)                               (23,851)
                                     ----------------------------------------------------------------------------------------------
Net income                           $    423,854   $   109,025   $    46,406   $    579,285       -   $      (680)  $      578,605
                                     ==============================================================================================

FOOTNOTES

1. Effective December 31, 1995, American General Life Insurance Company (AGL) purchased Franklin United Life Insurance Company (FULIC) from Franklin Life Insurance Company (FL) which is a wholly owned subsidiary of AGC Life Insurance Company (Parent Company). This purchase was effected through issuance of $8,500,000 in AGL preferred stock to FL. AGL pays preferred stock dividends of $680,000 per year. As a result of the upcoming merger of FL with and into AGL, the preferred stock of AGL held by FL will be paid as a dividend to the Parent Company.

2. FL includes the accounts of its wholly owned subsidiary, The American Franklin Life Insurance Company.

3. The elimination of intercompany accounts receivable and payable transactions between American General Life, Franklin Life, and All American Life.

4. The reclassification of Franklin Life's and All American Life's common stock to American General Life's additional paid in capital as a result of the merger.

5. Each year AGL pays a preferred stock dividend to FL in the amount of $680,000. The 12/31/01 preferred stock dividend paid to FL by AGL is eliminated by reducing net income and reducing dividends paid. AGL is eliminated by reducing net income and reducing dividends paid.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements

                                December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company ("AGL" or "Company"), The Franklin Life Insurance Company ("FL"), and All American Life Insurance Company ("AAL") are wholly owned subsidiaries of AGC Life Insurance Company ("Parent Company"), whose ultimate parent is American International Group ("AIG"). The Companies wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY"), The Variable Annuity Life Insurance Company ("VALIC"), and The American Franklin Life Insurance Company ("AFL"). AGL also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. AGL and FL sell a variety of equity products through their wholly owned broker dealers, American General Securities, Inc., and American General Equity Services Corporation (F/N/A Franklin Financial Services Corporation), respectively.

On December 31, 2002, the following mergers will occur: The American Franklin Life Insurance Company, an Illinois domiciled insurer with and into The Franklin Life Insurance Company, an Illinois domiciled insurer; and the concurrent merger of The Franklin Life Insurance Company and All American Life Insurance Company, an Illinois domiciled insurer, with and into American General Life Insurance Company, a Texas domiciled insurer.

The accompanying pro-forma financial statements should be read in conjunction with the historical financial statements of AGL, AFL, FL and AAL.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

1.2 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

1.3 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001.

                     American General Life Insurance Company

         Notes to Unaudited Pro-forma Consolidated Financial Statements
                                   (continued)

1. ACCOUNTING POLICIES (CONTINUED)

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    [Ernst & Young Letterhead appears here]

                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company

We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives and its investments in certain purchased and retained interests in securitized financial assets.


February 1, 2002                                           /s/ ERNST & YOUNG LLP

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                             DECEMBER 31
                                                        2001            2000
                                                    ------------------------------
                                                           (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value
  (amortized cost - $28,319,738 in 2001 and
  $27,098,978 in 2000)                                $28,589,219     $26,991,695
 Equity securities, at fair value (cost -
  $202,556 in 2001 and $233,278 in 2000)                  176,171         233,227
 Mortgage loans on real estate                          2,201,562       2,084,299
 Policy loans                                           1,291,019       1,297,438
 Investment real estate                                    65,974         124,117
 Other long-term investments                              277,087         227,514
 Short-term investments                                   487,747         140,496
 Derivatives                                               26,458               -
                                                      ---------------------------
Total investments                                      33,115,237      31,098,786

Cash                                                       86,005          44,747
Investment in Parent Company
 (cost - $8,597 in 2001 and 2000)                          64,326          57,019
Indebtedness from affiliates                              213,015          78,225
Accrued investment income                                 487,349         472,187
Accounts receivable                                       506,683         664,395
Deferred policy acquisition costs                       2,042,688       2,090,810
Property and equipment                                     76,285          80,665
Other assets                                              226,966         228,685
Assets held in separate accounts                       20,279,272      22,225,525
                                                      ---------------------------
Total assets                                          $57,097,826     $57,041,044
                                                      ===========================

                                                              DECEMBER 31
                                                          2001            2001
                                                      ---------------------------
                                                           (In Thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                               $31,012,386     $29,524,610
 Other policy claims and benefits payable                  53,149          47,369
 Other policyholders' funds                               523,332         388,433
 Federal income taxes                                     558,723         466,314
 Indebtedness to affiliates                                 4,691           6,909
 Other liabilities                                        838,612         920,570
 Liabilities related to separate accounts              20,279,272      22,225,525
                                                      ---------------------------
Total liabilities                                      53,270,165      53,579,730

Shareholder's equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                       6,000           6,000
 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                         850             850
 Additional paid-in capital                             1,397,860       1,370,821
 Accumulated other comprehensive loss                     129,460         (31,466)
 Hedging activities                                        16,207               -
 Retained earnings                                      2,277,284       2,115,109
                                                      ---------------------------
Total shareholder's equity                              3,827,661       3,461,314
                                                      ---------------------------
Total liabilities and shareholder's equity            $57,097,826     $57,041,044
                                                      ===========================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                       YEAR ENDED DECEMBER 31
                                               2001             2000            1999
                                           --------------------------------------------
                                                         (In Thousands)
Revenues:
 Premiums and other considerations         $  794,347       $  659,901       $  540,029
 Net investment income                      2,393,778        2,362,694        2,348,196
 Net realized investment gains
  (losses)                                    (65,668)         (98,109)           5,351
 Other                                         22,171          134,769           82,581
                                           --------------------------------------------
Total revenues                              3,144,628        3,059,255        2,976,157

Benefits and expenses:
 Benefits                                   1,899,772        1,775,120        1,719,375
 Operating costs and expenses                 607,637          481,841          495,680
                                           --------------------------------------------
Total benefits and expenses                 2,507,409        2,256,961        2,215,055
                                           --------------------------------------------
Income before income tax expense              637,219          802,294          761,102

Income tax expense                            190,981          260,860          263,196
Cumulative effect of accounting
 change (net of tax)                          (22,383)               -                -
                                           --------------------------------------------
Net income                                 $  423,855       $  541,434       $  497,906
                                           ============================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                   YEAR ENDED DECEMBER 31
                                              2001            2000            1999
                                          ------------------------------------------
                                                       (In Thousands)
Common stock:
 Balance at beginning of year             $    6,000      $    6,000     $     6,000
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                         6,000           6,000           6,000

Preferred stock:
 Balance at beginning of year                    850             850             850
 Change during year                                -               -               -
                                          ------------------------------------------
Balance at end of year                           850             850             850

Additional paid-in capital:
 Balance at beginning of year              1,370,821       1,371,687       1,368,089
 Capital contribution from Parent
  Company                                          -               -               -
 Other changes during year                    27,039            (866)          3,598
                                          ------------------------------------------
Balance at end of year                     1,397,860       1,370,821       1,371,687

Accumulated other comprehensive
 (loss) income:
   Balance at beginning of year              (31,466)       (356,865)        679,107
   Change in unrealized gains
    (losses) on securities, net of tax       160,926         325,399      (1,035,972)
                                          ------------------------------------------
Balance at end of year                       129,460         (31,466)       (356,865)

Hedging Activities:
 Balance at beginning of year                      -               -               -
 Change, net of tax                           16,207               -               -
                                          ------------------------------------------
Balance at end of year                        16,207               -               -

Retained earnings:
 Balance at beginning of year              2,115,109       1,824,715       1,514,489
 Net income                                  423,855         541,434         497,906
 Dividends paid                             (261,680)       (251,040)       (187,680)
                                          ------------------------------------------
Balance at end of year                     2,277,284       2,115,109       1,824,715
                                          ------------------------------------------
Total shareholder's equity                $3,827,661      $3,461,314     $ 2,846,387
                                          ==========================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                    YEAR ENDED DECEMBER 31
                                              2001            2000             1999
                                            -----------------------------------------
                                                       (In Thousands)
Net income                                  $423,855        $541,434      $   497,906
Other comprehensive income:
 Gross change in unrealized gains
  (losses) on securities (pretax:
  $221,614; $435,000; ($1,581,500)           139,067         282,743       (1,027,977)
 Hedging activity                             16,207               -                -
 Less: gains (losses) realized in
  net income                                 (21,859)        (42,656)           7,995
                                            -----------------------------------------
 Change in net unrealized gains
  (losses) on securities (pretax:
  $269,562, $500,000; ($1,593,800))          177,133         325,399       (1,035,972)
                                            -----------------------------------------
Comprehensive income (loss)                 $600,988        $866,833      $  (538,066)
                                            =========================================

See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                             YEAR ENDED DECEMBER 31
                                                                  2001                2000                  1999
                                                            --------------------------------------------------------
                                                                                (In Thousands)
OPERATING ACTIVITIES
Net income                                                  $    423,855          $    541,434          $    497,906
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
   Change in accounts receivable                                 157,712              (477,803)               10,004
   Change in future policy benefits and other
    policy claims                                                225,127            (2,566,783)           (2,422,221)
   Amortization of policy acquisition costs                      189,631                23,443               101,066
   Policy acquisition costs deferred                            (296,014)             (299,306)             (307,854)
   Change in other policyholders' funds                          134,899                16,801               (26,955)
   Provision for deferred income tax expense                     (17,539)               57,228                85,257
   Depreciation                                                   35,055                28,677                24,066
   Amortization                                                   26,266                22,831               (30,894)
   Change in indebtedness to (from) affiliates                  (137,008)               (3,207)               74,814
   Change in amounts payable to brokers                         (206,153)              478,132               (43,321)
   Net loss on sale of investments                               101,455                52,670                45,379
   Other, net                                                     29,422                47,646              (170,413)
                                                            --------------------------------------------------------
Net cash provided by (used in) operating activities              666,708            (2,078,237)           (2,163,166)

INVESTING ACTIVITIES
Purchases of investments and loans made                      (50,001,560)          (33,436,962)          (44,508,908)
Sales or maturities of investments and receipts
 from repayment of loans                                      48,289,342            33,627,301            43,879,377
Sales and purchases of property, equipment, and
software, net                                                     55,851               (45,078)              (87,656)
                                                            --------------------------------------------------------
Net cash provided by (used in) investing activities           (1,656,367)              145,261              (717,187)

FINANCING ACTIVITIES
Net policyholder account deposits/withdrawals                  1,265,558             2,183,646             2,992,743
Dividends paid                                                  (261,680)             (251,040)             (187,680)
Other                                                             27,039                  (866)                3,598
                                                            --------------------------------------------------------
Net cash provided by financing activities                      1,030,917             1,931,740             2,808,661
                                                            --------------------------------------------------------
Increase (decrease) in cash                                       41,258                (1,236)              (71,692)
Cash at beginning of year                                         44,747                45,983               117,675
                                                            --------------------------------------------------------
Cash at end of year                                         $     86,005          $     44,747          $     45,983
                                                            ========================================================

Interest paid amounted to approximately $76,500,000, $50,673,000, and $2,026,000 in 2001, 2000, and 1999, respectively.

See accompanying notes.

                    American General Life Insurance Company

                   Notes to Consolidated Financial Statements

                               December 31, 2001

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company ("Parent Company"), and its ultimate parent is American International Group ("AIG"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). The Company also owns American General Life Companies ("AGLC"), which provides management services to certain life insurance subsidiaries of the Parent Company. The Company sells a variety of equity products through its wholly owned broker dealer, American General Securities, Inc.

On August 29, 2001, pursuant to an Agreement and Plan of Merger dated as of May 11, 2001 (the "Agreement and Plan Merger") by and among American General Corporation ("AGC"), which was the Company's then-ultimate controlling entity, AIG and Washington Acquisition Corporation ("WAC"), which is a Texas corporation and a wholly owned subsidiary of AIG, WAC was merged with and into AGC, with AGC being the surviving corporation (the "Merger"). As a result of the Merger, AIG became the ultimate parent of the Company. The Texas Department of Insurance approved the Merger on August 28, 2001.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.1 PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 2001. Statutory net income and capital and surplus of the Company is as follows:

                                             YEAR ENDED DECEMBER 31
                                       2001           2000           1999
                                   -----------------------------------------
                                                (In Thousands)

Statutory net income (unaudited)    $  218,312     $  360,578     $  350,294
Statutory capital and surplus
 (unaudited)                        $1,909,729     $1,908,887     $1,753,570

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (d) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and (e) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

CODIFICATION

The Company has performed a review of the revised Accounting Practices and Procedures Manual ("Codification") effective January 1, 2001 and determined that the effect of these changes did not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts. At December 31, 2001 and 2000, insurance investment contracts of $29.6 billion and $25.3 billion, respectively, were included in the Company's liabilities.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2001 and 2000. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the adjustment, net of deferred taxes, is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. The Company's trading security portfolio was immaterial at year-end 2001 and 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000, and 1999.

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

POLICY LOANS

Policy loans are reported at unpaid principal balance.

REAL ESTATE

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

DOLLAR ROLL AGREEMENTS

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The Company accounts for dollar rolls as short-term collateralized financings and includes the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 and 2000.

INVESTMENT INCOME

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 2001 and 2000, CIP of $11 million and $16 million, respectively, was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts are charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts are charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 5.08% to 5.15%.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP") (CONTINUED)

The Company reviews the carrying amounts of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.7 OTHER ASSETS

Goodwill is charged to expense in equal amounts, generally over 40 years. The Company reviews goodwill for indicators of impairment in value which it believes are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the Company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the Company assesses the fair value of the underlying business based on an independent appraisal and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value. (See Footnote 1.13 Accounting Changes for treatment beginning next year.)

1.8 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2001.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.9 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability as the Company remains primarily liable to the policyholder.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $101 million, $65 million, and $71 million, during 2001, 2000, and 1999, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables, and are included in accounts receivable.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 1% of life insurance in force at December 31, 2001 and 2000.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.11 PARTICIPATING POLICY CONTRACTS (CONTINUED)

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3.6 million, $4.4 million, and $4.6 million in 2001, 2000, and 1999, respectively.

1.12 INCOME TAXES

The Company's parent, AGC, was acquired by AIG on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with AGC for the period January 1, 2001 to August 29, 2001. For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC and AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. AGC agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided; if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in the fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES

SFAS 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported in net income or other comprehensive income, depending upon the intended use of the derivative instrument.

Adoption of SFAS 133 did not materially impact the Company's results of operations and financial position in current periods and it is not expected to materially impact future periods. The impact of fair value adjustments on derivatives which do not qualify for hedge accounting and any ineffectiveness resulting from hedging activities have been recorded in investment gains (losses).

In January 2001, the Emerging Issues Task Force ("EITF") of the FASB issued EITF 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement changed the accounting requirements for interests in many asset-backed securities and residential mortgage backed securities. EITF 99-20 requires that interest income on securities within its scope be recognized prospectively, with changes in expected future cash flows reflected in reported yields going forward. In addition, if cash flows are expected to decrease, EITF 99-20 may require investors to recognize impairment losses. In accordance with the transition provisions of EITF 99-20, the Company recorded a loss of $22.4 million, net of tax, at June 30, 2001 which is being recognized and reported in the consolidated statements of income and comprehensive income as a cumulative effect of accounting change.

In June 2001, the FASB issued Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires the Company to discontinue the amortization of goodwill on its consolidated income statement. SFAS 142 is effective for the year commencing January 1, 2002. In addition, SFAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.13 ACCOUNTING CHANGES (CONTINUED)

more frequently if circumstances indicate that a possible impairment has occurred. As of December 31, 2001, the Company recorded $27 million of goodwill in Other Assets on its consolidated balance sheet. The Company has evaluated the impact of the impairment provisions of SFAS 142, and has determined that the impact on its consolidated results of operations and financial position will not be significant.

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows for the year ended:

                                         2001            2000           1999
                                     ------------------------------------------
                                                  (In Thousands)
Investment income:
 Fixed maturities                     $2,101,393      $2,050,503     $2,118,794
 Equity securities                         4,000          22,996         17,227
 Mortgage loans on real estate           175,016         159,414        134,878
 Investment real estate                   16,491          22,749         20,553
 Policy loans                             74,619          71,927         69,684
 Other long-term investments              (2,875)         13,062          7,539
 Short-term investments                   64,420          66,296         24,874
 Investment income from affiliates         7,490          10,733          8,695
                                     ------------------------------------------
Gross investment income                2,440,554       2,417,680      2,402,244
Investment expenses                       46,776          54,986         54,048
                                     ------------------------------------------
Net investment income                 $2,393,778      $2,362,694     $2,348,196
                                     ==========================================

The carrying value of investments that produced no investment income during 2001 was less than 0.9% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

Derivative financial instruments did not have a material effect on net investment income in 2001, 2000, or 1999.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows for the year ended:

                                         2001            2000            1999
                                    ------------------------------------------
                                                   (In Thousands)
Fixed maturities:
 Gross gains                         $ 303,468       $  62,856       $ 118,427
 Gross losses                         (295,380)       (174,057)       (102,299)
                                    ------------------------------------------
Total fixed maturities                   8,088        (111,201)         16,128
Equity securities                       (4,538)              -             793
Unhedged derivatives                    (2,250)              -               -
Other investments                      (66,968)         13,092         (11,570)
                                    ------------------------------------------
Net realized investment (losses)
 gains before tax                      (65,668)        (98,109)          5,351
Income tax (benefit) expense           (22,030)        (34,338)          1,874
                                    ------------------------------------------
Net realized investment (losses)
 gains after tax                     $ (43,638)      $ (63,771)      $   3,477
                                    ==========================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2001 and 2000 were as follows:

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS           VALUE
                               -------------------------------------------------------
                                                     (In Thousands)
December 31, 2001
Fixed maturity securities:
Corporate securities:
   Investment-grade              $13,900,833       $573,231      $(247,059)    $14,227,005
   Below investment-grade          1,814,978         32,155       (219,750)      1,627,383
 Mortgage-backed securities*       7,041,992        142,028        (71,273)      7,112,747
 U.S. government obligations         522,593         14,546        (10,389)        526,750
 Foreign governments                 194,027          9,468         (1,476)        202,019
 State and political
  subdivisions                     4,838,258         95,224        (47,167)      4,886,315
 Redeemable preferred stocks           7,057              -            (57)          7,000
                                 ---------------------------------------------------------
Total fixed maturity
 securities                      $28,319,738       $866,652      $(597,171)    $28,589,219
                                 =========================================================
Equity securities                $   202,556       $    220      $ (26,605)    $   176,171
                                 =========================================================
Investment in Parent Company     $     8,597       $ 55,729      $       -     $    64,326
                                 =========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                  GROSS           GROSS
                                 AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                   COST            GAIN           LOSS            VALUE
                              ---------------------------------------------------------------
                                                      (In Thousands)
December 31, 2000
Fixed maturity securities:
Corporate securities:
   Investment-grade              $18,495,450       $420,049      $(420,341)     $18,495,158
   Below investment-grade          1,662,879         14,888       (287,880)       1,389,887
 Mortgage-backed securities*       6,340,762        145,597         (5,907)       6,480,452
 U.S. government obligations         215,220         22,526            (21)         237,725
 Foreign governments                 209,305          7,402         (1,655)         215,052
 State and political
  subdivisions                       168,302          2,940         (4,821)         166,421
 Redeemable preferred stocks           7,060              -            (60)           7,000
                                 ----------------------------------------------------------
Total fixed maturity
 securities                      $27,098,978       $613,402      $(720,685)     $26,991,695
                                 ==========================================================
Equity securities                $   233,278       $ 10,146      $ (10,197)     $   233,227
                                 ==========================================================
Investment in Parent Company     $     8,597       $ 48,422      $       -      $    57,019
                                 ==========================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                2001            2000            1999
                                           -----------------------------------------
                                                       (In Thousands)
Gross unrealized gains                     $ 922,601       $ 671,970       $ 296,288
Gross unrealized losses                     (623,776)       (730,882)       (909,135)
DPAC and other fair value adjustments        (96,749)         23,119         200,353
Deferred federal income (taxes)
 benefit                                     (72,615)          4,330          55,631
Other                                             (1)             (3)             (2)
                                           -----------------------------------------
Net unrealized gains (losses) on
 securities                                $ 129,460       $ (31,466)      $(356,865)
                                           =========================================

The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:


                                      2001                           2000
                        -------------------------------------------------------------
                            AMORTIZED        MARKET        AMORTIZED        MARKET
                               COST          VALUE           COST           VALUE
                        -------------------------------------------------------------
                                 (In Thousands)                 (In Thousands)
Fixed maturity securities,
 excluding mortgage-backed
 securities:
   Due in one year or
    less                    $ 1,224,135    $ 1,248,865     $   832,001    $   833,695
   Due after one year
    through five years        4,314,919      4,466,280       5,539,620      5,562,918
   Due after five years
    through ten years         8,003,153      8,086,515       7,492,395      7,433,403
   Due after ten years        7,735,539      7,674,812       6,894,200      6,681,227
Mortgage-backed
 securities                   7,041,992      7,112,747       6,340,762      6,480,452
                            ---------------------------------------------------------
Total fixed maturity
 securities                 $28,319,738    $28,589,219     $27,098,978    $26,991,695
                            =========================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $31.2 billion, $12.3 billion, and $12.3 billion, and $12.3 billion during 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2001 and 2000:

                              OUTSTANDING     PERCENT OF         PERCENT
                                AMOUNT           TOTAL        NONPERFORMING
                            ------------------------------------------------
                             (In Millions)
December 31, 2001
Geographic distribution:
 South Atlantic                  $  493            22.5%           0.0%
 Pacific                            360            16.3            9.1
 Mid-Atlantic                       407            18.5            0.0
 East North Central                 320            14.5            0.0
 Mountain                            86             3.9            0.0
 West South Central                 170             7.7            0.0
 East South Central                 210             9.5            0.0
 West North Central                  87             4.0            0.0
 New England                         77             3.5            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================
Property type:
 Office                          $1,034            47.0%           3.5%
 Retail                             585            26.5            0.0
 Industrial                         268            12.2            0.0
 Apartments                         205             9.3            0.0
 Hotel/motel                         81             3.7            0.0
 Other                               37             1.7            0.0
Allowance for losses                 (8)           (0.4)           0.0
                                 ----------------------
Total                            $2,202           100.0%           1.3%
                                 ======================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                            OUTSTANDING     PERCENT OF         PERCENT
                              AMOUNT           TOTAL        NONPERFORMING
                            ----------------------------------------------
                           (In Millions)

December 31, 2000
Geographic distribution:
 South Atlantic                $  461            22.0%           0.0%
 Pacific                          374            17.9            7.6
 Mid-Atlantic                     200             9.6            0.0
 East North Central               158             7.6            0.0
 Mountain                         290            13.9            0.0
 West South Central               374            18.0            0.0
 East South Central                89             4.3            0.0
 West North Central                68             3.3            0.0
 New England                       79             3.8            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================
Property type:
 Office                        $  596            28.5%           0.0%
 Retail                           900            43.2            3.2
 Industrial                       300            14.4            0.0
 Apartments                       181             8.7            0.0
 Hotel/motel                       77             3.7            0.0
 Other                             39             1.9            0.0
Allowance for losses               (9)           (0.4)           0.0
                            -------------------------
Total                          $2,084           100.0%           1.4%
                            =========================

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITIONS COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                       2001            2000            1999
                                   ------------------------------------------
                                                 (In Thousands)

Balance at January 1               $2,090,810      $1,956,653      $1,087,718
 Capitalization                       296,014         299,306         307,854
 Accretion of interest                148,969         124,927         116,711
 Amortization                        (338,600)       (148,370)       (217,777)
 Effect of net realized and
  unrealized (losses) gains on
  securities                         (154,505)       (141,706)        662,147
                                   ------------------------------------------
Balance at December 31             $2,042,688      $2,090,810      $1,956,653
                                   ==========================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                 DECEMBER 31
                                             2001           2000
                                          -----------------------
                                               (In Thousands)

Goodwill                                  $ 26,828       $ 27,069
Cost of insurance purchased ("CIP")         10,598         15,598
Computer software                           70,992         73,215
Other                                      118,548        112,803
                                          -----------------------
Total other assets                        $226,966       $228,685
                                          =======================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 2001, was as follows:

                                         2001            2000
                                       ------------------------
                                            (In Thousands)

Balance at January 1                    $15,598         $19,014
Accretion of interest at 5.02%            1,000             788
Amortization                             (6,000)         (3,432)
Other changes                                 -            (772)
                                       ------------------------
Balance at December 31                  $10,598         $15,598
                                       ========================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                      DECEMBER 31
                                                  2001           2000
                                                -----------------------
                                                      (In Thousands)

Current tax (receivable) payable                $ 47,772       $  9,260
Deferred tax liabilities, applicable to:
 Net income                                      450,050        463,117
 Net unrealized investment gains                  60,901         (6,063)
                                                -----------------------
Total deferred tax liabilities                   510,951        457,054
                                                -----------------------
Total current and deferred tax liabilities      $558,723       $466,314
                                                =======================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                    2001            2000
                                                 -------------------------
                                                       (In Thousands)
Deferred tax liabilities applicable to:
 Deferred policy acquisition costs               $ 621,014       $ 624,393
 Basis differential of investments                  49,434          55,603
 Net unrealized gains on debt and equity
  securities available for sale                     60,901               -
 Other                                             133,743         143,307
                                                 -------------------------
Total deferred tax liabilities                     865,092         823,303

Deferred tax assets applicable to:
 Policy reserves                                  (261,146)       (246,128)
 Net unrealized gains on debt and equity
  securities available for sale                          -         (39,360)
 Other                                             (93,995)        (89,761)
                                                 -------------------------
Total deferred tax assets before valuation
 allowance                                        (355,141)       (375,249)
Valuation allowance                                  1,000           9,000
                                                 -------------------------
Total deferred tax assets, net of valuation
 allowance                                        (354,141)       (366,249)
                                                 -------------------------
Net deferred tax liabilities                     $ 510,951       $ 457,054
                                                 =========================

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2001, the Company had approximately $88.2 million of policyholders' surplus on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $30.9 million.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense (benefit) for the years were as follows:

                                        2001            2000            1999
                                     ----------------------------------------
                                                  (In Thousands)

Current expense                      $203,313        $174,263        $176,725
Deferred expense (benefit):
 Deferred policy acquisition cost      35,727          82,739          65,377
 Policy reserves                       18,259          12,738         (22,654)
 Basis differential of investments      7,964          14,627          (4,729)
 Litigation settlement                  3,524           2,764          22,641
 Internally developed software         16,198           3,702          18,654
 Basis differential of securities     (70,624)        (11,373)        (14,358)
 Restructure charges                  (17,799)              -               -
 Other, net                            (5,581)        (18,600)         21,540
                                     ----------------------------------------
Total deferred expense (benefit)      (12,332)         86,597          86,471
                                     ----------------------------------------
Income tax expense                   $190,981        $260,860        $263,196
                                     ========================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                          2001          2000          1999
                                        ------------------------------------
                                                   (In Thousands)

Income tax at statutory percentage of
  GAAP pretax income                    $222,797      $279,241      $266,386
Tax-exempt investment income             (31,812)      (16,654)      (16,423)
Goodwill                                     397           669           853
Other                                       (401)       (2,396)       12,380
                                        ------------------------------------
Income tax expense                      $190,981      $260,860      $263,196
                                        ====================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $131 million, $182 million, and $126 million in 2001, 2000, and 1999, respectively.

5.4 TAX RETURN EXAMINATIONS

The Internal Revenue Service (IRS) is currently examining the Parent Company's tax return for the tax years 1993 to 1999.

Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

The Company's ultimate parent, American General Corporation, was acquired by American International Group, Inc. (AIG) on August 29, 2001. The Company will join in the filing of a consolidated federal income tax return with American General Corporation for the period January 1, 2001 to August 29, 2001. The Company has a written agreement with American General Corporation under which each subsidiary agrees to pay American General Corporation an amount equal to consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. American General Corporation agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not useable by the subsidiary but which are used by other members of the consolidated group.

For the period August 30, 2001 to December 31, 2001, the Company will join in the filing of a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES

Indebtedness from affiliates were as follows:

                                    DECEMBER 31, 2001             DECEMBER 31, 2000
                            ------------------------------------------------------------
                                PAR VALUE      BOOK VALUE     PAR VALUE      BOOK VALUE
                            ------------------------------------------------------------
                                                  (In Thousands)
American General
 Corporation, 9 3/8%, due
 2008                            $  4,725       $  3,575        $ 4,725        $ 3,486
American General
 Corporation, Promissory
 notes, 5 1/2% due 2004             7,339          7,339          9,786          9,786
American General
 Corporation, Senior
 Promissory notes, 2 16/25%
 due 2006                         165,000        165,000              -              -
American General
 Corporation, Restricted
 Subordinated Note, 13 1/2%,
 due 2002                          25,321         25,321         25,321         25,321
                                 -----------------------------------------------------
Total notes receivable
 from affiliates                  202,385        201,235         39,832         38,593
Accounts receivable from
 affiliates                             -         11,780              -         39,632
                                 -----------------------------------------------------
Indebtedness from
 affiliates                      $202,385       $213,015        $39,832        $78,225
                                 =====================================================

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $111,463,000, $85,002,378, and $55,318,000, for such services in
2001, 2000, and 1999, respectively. Accounts payable for such services at December 31, 2001 and 2000 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $225,712,000, $171,650,000, and $138,885,000, for such services and rent in 2001, 2000, and
1999, respectively. Accounts receivable for rent and services at December 31, 2001 and 2000 were not material.

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

7. BENEFIT PLANS

7.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 70% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 0.2% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $56 million.

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The components of pension (income) expense and underlying assumptions were as follows:

                                           2001           2000         1999
                                       --------------------------------------
                                                    (In Thousands)

Service cost                           $  4,909       $  4,605       $  3,575
Interest cost                            11,150          9,818          7,440
Expected return on plan assets          (18,858)       (17,815)       (12,670)
Amortization                               (405)          (918)          (820)
Recognized net actuarial gain               (70)          (868)             -
Gain due to settlement or curtailment     1,330              -              -
Additional change due to contractual
 termination                                292              -              -
                                       --------------------------------------
Pension (income)                       $ (1,652)      $ (5,178)      $ (2,475)
                                       ======================================
Discount rate on benefit obligation        7.25%          8.00%          7.75%
Rate of increase in compensation
 levels                                    4.25%          4.50%          4.25%
Expected long-term rate of return on
 plan assets                              10.35%         10.35%         10.35%

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                    2001           2000
                                                 -----------------------
                                                      (In Thousands)

Projected benefit obligation ("PBO")             $162,880       $130,175
Plan assets at fair value                         168,641        187,266
                                                 -----------------------
Plan assets at fair value in excess of PBO          5,761         57,091
Other unrecognized items, net                      23,427        (32,730)
                                                 -----------------------
Prepaid pension expense                          $ 29,188       $ 24,361
                                                 =======================

The change in PBO was as follows:

                                                   2001            2000
                                                 ------------------------
                                                      (In Thousands)

PBO at January 1                                 $130,175        $100,600
Service and interest costs                         16,058          14,423
Benefits paid                                      (6,927)         (5,394)
Actuarial loss                                     22,267           1,668
Amendments, transfers, and acquisitions             1,470          18,878
(Loss) due to settlement or curtailment              (163)              -
                                                 ------------------------
PBO at December 31                               $162,880        $130,175
                                                 ========================

                    American General Life Insurance Company

7. BENEFIT PLANS (CONTINUED)

7.1 PENSION PLANS (CONTINUED)

The change in the fair value of plan assets was as follows:

                                                    2001            2000
                                                 -------------------------
                                                        (In Thousands)

Fair value of plan assets at January 1            $187,266        $145,863
Actual return on plan assets                       (19,825)          9,249
Benefits paid                                       (5,589)         (5,344)
Acquisitions and other                               6,789          37,498
                                                 -------------------------
Fair value of plan assets at December 31          $168,641        $187,266
                                                 =========================

7.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

The life plans are insured through December 31, 2001. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association ("VEBA"); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit income (expense) in 2001, 2000, and 1999 was $(107,000), $35,000, and $254,000, respectively. The accrued liability for postretirement benefits was $20.0 million and $20.5 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS

8.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call and put swaptions). The Company is neither a dealer nor a trader in derivative financial instruments.

Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income or shareholder's equity. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net realized investment gains (losses).

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security.

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                        2001            2000
                                                 ----------------------------
                                                      (Dollars in Millions)
Interest rate swap agreements to receive fixed
 rate:
 Notional amount                                       $  160           $ 160
 Average receive rate                                    6.74%           6.74%
 Average pay rate                                        2.07%           6.94%
Currency swap agreements (receive U.S.
 dollars/pay Canadian dollars):
   Notional amount (in U.S. dollars)                   $   74           $  74
   Average exchange rate                                 1.43            1.43
Currency swap agreements (receive U.S.
 dollars/pay Australian dollars):
   Notional amount (in U.S. dollars)                   $   23           $  23
   Average exchange rate                                 1.85            1.85
Currency swap agreements (receive U.S.
 dollars/pay Japanese Yen):
   Notional amount (in U.S. dollars)                   $   12           $   -
   Average exchange rate                                44.60               -

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.3 SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced if the Company decides to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

Swaptions at December 31 were as follows:

                                                   2001            2000
                                            ----------------------------
                                                 (Dollars in Millions)
Call swaptions:
 Notional amount                                   $ 376           $ 723
 Average strike rate                                5.25%           5.00%

Put swaptions:
 Notional amount                                   $ 684           $ 790
 Average strike rate                                8.25%           8.70%

                    American General Life Insurance Company

8. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

8.4 CREDIT AND MARKET RISK


Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                   2001                           2000
                           FAIR          CARRYING         FAIR        CARRYING
                           VALUE          AMOUNT          VALUE        AMOUNT
                        ------------------------------------------------------
                                            (In Millions)
ASSETS
Fixed maturity and
 equity securities          $28,765       $28,765        $27,406       $27,406
Mortgage loans on real
 estate                       2,288         2,202          2,090         2,084
Policy loans                  1,521         1,291          1,357         1,297
Short-term investments          488           488            140           140
Investment in Parent Co.         64            64             57            57
Indebtedness from
 affiliates                     213           213             78            78
Assets held in separate
 accounts                    20,279        20,279         22,226        22,226

LIABILITIES
Insurance investment
 contracts                   29,582        29,593         25,038        25,328
Liabilities related to
 separate accounting         20,279        20,279         22,226        22,226

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of AIG common stock.

     ASSETS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS

     The fair value of Separate Account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds.

     DERIVATIVE FINANCIAL INSTRUMENTS

     If the Company elected to terminate the interest rate swaps, they would have paid $-0- million and $-0- million at December 31, 2001 and 2000, respectively, and received $26.5 million and $11.4 million at December 31, 2001 and 2000. These fair values were estimated using cash flows discounted at current market rates.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. The fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

10. DIVIDENDS PAID

American General Life Insurance Company paid $261 million, $251 million, and $187 million in dividends on common stock to AGC Life Insurance Company in 2001, 2000, and 1999, respectively. The Company also paid $680 thousand in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 2001, 2000, and 1999.

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2001, approximately $3.5 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covered the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1999, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. As of December 31, 2001, the Company has a remaining market conduct litigation liability of $3.3 million recorded.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

11. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

Insurance companies that are under regulatory supervision result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2001 and 2000, the Company has accrued $4.2 million and $3.8 million, respectively, for guaranty fund assessments, net of $-0- million and $-0- million, respectively, of premium tax deductions. The Company has recorded receivables of $1.9 million and $5.9 million at December 31, 2001 and 2000, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $0.6 million, $6.2 million, and $2.1 million, in 2001, 2000, and 1999, respectively.

The Company had $148,432,178 of unfunded commitments for its investments in limited partnerships at December 31, 2001.

                    American General Life Insurance Company

12. REINSURANCE

Reinsurance transactions for the years ended December 31, 2001, 2000, and 1999 were as follows:

                                                                                        PERCENTAGE
                                          CEDED TO        ASSUMED                        OF AMOUNT
                                            OTHER        FROM OTHER                     ASSUMED TO
                        GROSS AMOUNT      COMPANIES      COMPANIES      NET AMOUNT          NET
                     ------------------------------------------------------------------------------
                                               (In Thousands)
December 31, 2001
Life insurance in
 force                    $57,955,308     $27,383,136     $1,476,006     $32,048,178           4.61%
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   347,394         136,077          5,899         217,216           2.72%
 Accident and health
  insurance                       784              71              -             713           0.00%
                          ----------------------------------------------------------
Total premiums            $   348,178     $   136,148     $    5,899     $   217,929           2.71%
                          ==========================================================
December 31, 2000
Life insurance in
 force                    $53,258,777     $21,254,765     $  401,854     $32,405,866          1.24 %
                          ==========================================================
Premiums:
 Life insurance and
  annuities                   138,418          77,566            810          61,662           1.31%
 Accident and health
  insurance                       877             127              -             750           0.00%
                          ----------------------------------------------------------
Total premiums            $   139,295     $    77,693     $      810     $    62,412           1.30%
                          ==========================================================
December 31, 1999
Life insurance in
 force                    $50,060,334     $17,056,734     $  524,062     $33,527,662           1.56%
                          ==========================================================
Premiums:
 Life insurance and
  annuities               $   101,900     $    49,530     $      252     $    52,622           0.48%
 Accident and health
  insurance                       977              84              -             893           0.00%
                          ----------------------------------------------------------
Total premiums            $   102,877     $    49,614     $      252     $    53,515           0.47%
                          ==========================================================

Reinsurance recoverable on paid losses was approximately $14.6 million, $12.2 million, and $8.0 million, at December 31, 2001, 2000, and 1999, respectively. Reinsurance recoverable on unpaid losses was approximately $11.4 million, $3.2 million, and $10.5 million, at December 31, 2001, 2000, and 1999, respectively.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

                    American General Life Insurance Company

13. DIVISION OPERATIONS

13.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:

                           REVENUES                INCOME BEFORE TAXES              EARNINGS
              -------------------------------------------------------------------------------------
                    2001       2000       1999    2001     2000     1999     2001     2000     1999
              -------------------------------------------------------------------------------------
                                                   (In Millions)
Retirement
 Services         $2,107     $2,215     $2,088   $ 562    $ 702    $ 567    $ 385    $ 463    $ 374
Life Insurance     1,104        942        883     176      199      191      106      143      123
                  ---------------------------------------------------------------------------------
Total
 divisions         3,211      3,157      2,971     738      901      758      491      606      497
Goodwill
 amortization          -          -          -      (1)      (1)      (2)      (1)      (1)      (2)
RG (L)               (66)       (98)         5     (66)     (98)       5      (44)     (64)       3
Nonrecurring
 items                 -          -          -     (34)       -        -      (22)       -        -
                  ---------------------------------------------------------------------------------
Total
 consolidated     $3,145     $3,059     $2,976   $ 637    $ 802    $ 761    $ 424    $ 541    $ 498
                  =================================================================================

Division balance sheet information was as follows:

                                     ASSETS                    LIABILITIES
                               ------------------------------------------------
                                                 December 31
                               ------------------------------------------------
                                  2001         2000          2001         2000
                               ------------------------------------------------
                                                 (In Millions)

Retirement Services             $45,688      $46,356       $43,028      $43,970
Life Insurance                   11,410       10,685        10,242        9,610
                               ------------------------------------------------
Total consolidated              $57,098      $57,041       $53,270      $53,580
                               ================================================

                     American General Life Insurance Company

14.  SUBSEQUENT EVENT

Effective December 31, 2002, The Franklin Life Insurance Company, The American Franklin Life Insurance Company, and All American Life Insurance Company will merge with American General Life Insurance Company, an indirect, wholly-owned subsidiary of American General.

  * The AGL consolidated financial statements, Page F-1, "The Report of Independent Auditors" has been revised concerning the date and the new footnote No. 14 added above. The new date of The Report of Independent Auditors is "February 1, 2002, except footnote 14 as to which the date is December 20, 2002."

                         [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

Board of Directors
All American Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of All American Life Insurance Company (the Company) as of December 31, 2001 and 2000, and the related statutory-basis statements of income, changes in capital and surplus and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Notes 1 and 13.

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of the Company as of December 31, 2001 and 2000, or its results of operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department.

As discussed in Note 2 to the financial statements in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Illinois Insurance Department.

                                             /s/ ERNST & YOUNG LLP
                                             --------------------------

May 3, 2002


                   A Member Practice of Ernst & Young Global

                      All American Life Insurance Company

                        Balance Sheets--Statutory-Basis

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Admitted assets
Cash and investments:
   Bonds                                                              $1,772,952              $1,770,222
   Preferred stocks                                                        2,567                   5,099
   Common stocks                                                           9,684                     106
   Cash                                                                    3,350                   7,012
   Short-term investments                                                 29,772                  37,352
   Mortgage loans                                                         90,038                  90,392
   Real estate                                                             2,460                   4,771
   Policy loans                                                          141,025                 140,180
   Other invested assets                                                  14,676                  10,195
                                                                    --------------------------------------
Total cash and investments                                             2,066,524               2,065,329
Amounts recoverable from reinsurers                                        6,193                   4,832
Commissions and expense allowances due                                     2,893                   5,278
Accrued investment income                                                 32,196                  35,688
Deferred and uncollected premiums, less loading                           32,956                  34,726
(2001 - $13,054,000; 2000 - $12,841,000)
Accident and health premiums due and unpaid                                 (585)                   (712)
Receivable from affiliates                                                 3,706                   6,158
Federal income tax recoverable (including $28,474,000 net                 36,425                      --
deferred tax asset at December 31, 2001)
Other admitted assets                                                      3,127                   1,724
                                                                    --------------------------------------
Total admitted assets                                                 $2,183,435              $2,153,023
                                                                    ======================================

                                                                                 December 31
                                                                            2001             2000
                                                                    --------------------------------------
                                                                                 (In Thousands)
Liabilities and capital and surplus
Liabilities:
   Policy and contract liabilities:
       Life and annuity reserves                                      $1,844,377              $1,826,869
       Accident and health reserves                                          320                     398
       Premiums received in advance                                          383                     352
       Policy and contract claims-- life                                  17,628                  19,399
       Policy and contract claims-- health                                   (30)                    (30)
       Premium and other deposit liabilities                              36,044                      --
       Policyholder dividends and coupons and other                          372                     376
                                                                    --------------------------------------

Total policy and contractual liabilities                               1,899,094               1,847,364
   Federal income taxes payable                                               --                   4,157
   Payable to affiliates                                                   6,149                   6,085
   Reinsurance in unauthorized companies                                  29,694                  71,645
   General expenses                                                        1,340                   1,023
   Commissions                                                             5,544                   7,799
   Taxes, licenses and fees                                                2,891                   3,722
   Other liabilities                                                      26,135                  64,263
   Interest maintenance reserve                                           27,069                  25,125
   Asset valuation reserve                                                18,112                  24,688
                                                                    --------------------------------------
 Total liabilities                                                     2,016,028               2,055,871

 Capital and surplus:
   Common stock, $1 par value; 10,000,000 shares                           6,043                   6,043
   authorized; 6,043,000 issued and outstanding
   Additional paid-in surplus                                             91,109                  91,109
   Unassigned surplus                                                     70,255                      --
                                                                    --------------------------------------
 Total capital and surplus                                               167,407                  97,152
                                                                    --------------------------------------
Total liabilities and capital and surplus                             $2,183,435              $1,153,023
                                                                    ======================================

See accompanying notes.

                       All American Life Insurance Company

                      Statements of Income--Statutory-Basis

                                                                                         Year ended December 31
                                                                                      2001                    2000
                                                                            ------------------------------------------------
                                                                                             (In Thousands)
Revenues:
     Premiums and annuity considerations:                                             $175,478                 $184,736
     Other considerations received                                                         118                      361
     Net investment income                                                             154,410                  161,361
     Amortization of interest maintenance reserve                                        1,807                    1,937
     Commissions and expense allowances on reinsurance ceded                            27,639                   33,701
     Other income                                                                        2,265                   28,508
                                                                            ------------------------------------------------
Total revenues                                                                         361,726                  410,604

Benefits paid or provided:
     Death and matured endowments                                                       93,634                   91,391
     Annuity benefits                                                                    8,685                   10,572
     Accident and health benefits                                                          667                      601
     Surrender benefits                                                                 76,194                  120,916
     Other benefits                                                                      3,363                    3,071
     Increase (decrease) in life, annuity and accident and health reserves              17,430                  (19,118)

                                                                            ------------------------------------------------
Total benefits paid or provided                                                        199,973                  207,973

Insurance and other expenses:
     Commissions                                                                        34,898                   54,088
     General insurance expenses                                                         27,535                   27,065
     Taxes, licenses and fees                                                            5,425                    6,503
     Restructuring costs                                                                 6,039                       --
     Other benefits and expenses                                                           427                   27,922
                                                                            ------------------------------------------------
Total insurance and other expenses                                                      74,324                  115,578

Net gain from operations before dividends to policyholders, federal
  income taxes and net realized capital loss                                            87,429                   87,053
Dividends to policyholders                                                                 221                      235
                                                                            ------------------------------------------------
Net gain from operations before federal income taxes and net
  realized capital losses                                                               87,208                   86,818
Federal income taxes                                                                    20,502                   31,778
                                                                            ------------------------------------------------
Net gain from operations before net realized capital losses                             66,706                   55,040

Net realized capital gains/losses, net of federal income tax expense
(benefit) of $2,358,000 and $124,000 in 2001 and 2000, respectively, and excluding net gains of $3,751,000 and $672,000 transferred to the interest maintenance reserve for 2001 and 2000,
respectively                                                                           (11,722)                  (1,528)
                                                                            ------------------------------------------------
Net income                                                                            $ 54,984                 $ 53,512
                                                                            ================================================

See accompanying notes.

                       All American Life Insurance Company

          Statements of Changes in Capital and Surplus--Statutory-Basis

                                                                                          Unassigned
                                                           Common          Paid-In         Surplus        Total Capital
                                                            Stock          Surplus        (Deficit)        and Surplus
                                                       -------------------------------------------------------------------
                                                                                 (In Thousands)
Balances at January 1, 2000                                   6,043          $94,434      $(14,051)         $ 86,426
     Net income                                                  --               --        53,512            53,512
     Change in net unrealized gains/losses                       --               --          (892)             (892)
     Increase in nonadmitted assets                              --               --       (10,406)          (10,406)
     Increase in liability for reinsurance in
         unauthorized companies                                  --               --        (9,034)           (9,034)
     Increase in asset valuation reserve                         --               --        (2,106)           (2,106)
     Dividends to stockholder                                    --           (3,325)      (28,675)          (32,000)
     Prior year federal income tax                               --
         adjustment                                                               --          (348)             (348)
     Amortization of assumption
         reinsurance                                             --               --        12,000            12,000
                                                       -------------------------------------------------------------------
Balances at December 31, 2000                                 6,043           91,109            --            97,152
     Net income                                                  --               --        54,984            54,984
     Change in net unrealized gains/losses                       --               --        (7,376)           (7,376)
     Increase in nonadmitted assets                              --               --        11,870            11,870
     Decrease in liability for reinsurance in
         unauthorized companies                                  --               --        41,951            41,951
     Decrease in asset valuation reserve                         --               --         6,576             6,576
     Dividends to stockholder                                    --               --       (54,000)          (54,000)
     Change in net deferred income tax                           --               --        (8,649)           (8,649)
     Cumulative effect of changes in
         accounting policies                                     --               --        24,899            24,899
                                                       -------------------------------------------------------------------
Balances at December 31, 2001                                 6,043          $91,109      $ 70,255          $167,407
                                                       ===================================================================

See accompanying notes.

                       All American Life Insurance Company

                   Statements of Cash Flows - Statutory-Basis

                                                                                Year ended December 31
                                                                              2001                  2000
                                                                      -----------------------------------------
                                                                                    (In Thousands)
Operating activities
Premiums and annuity considerations                                       $   176,732             $  184,840
Considerations for supplementary contracts with life                              118                    361
  contingencies
Commissions and expense allowances on reinsurance ceded                        30,438                 29,536
Net investment income                                                         159,360                162,541
Death benefits                                                                (96,433)               (87,079)
Matured endowments                                                             (1,007)                  (968)
Disability benefits and benefits under accident and health policies                 7                 (1,370)
Surrender benefits and other fund withdrawals paid                            (76,194)              (120,916)
Annuity benefits                                                               (8,685)               (10,572)
Interest on policy or contract funds                                           (1,699)                (1,896)
Payments on supplementary contracts with life contingencies                    (1,427)                (1,431)
Commissions on premiums and annuity considerations                            (30,574)               (49,272)
Commissions and expense allowances on reinsurance assumed                      (6,996)                  (365)
General insurance expenses                                                    (30,303)               (32,912)
Insurance taxes, licenses and fees, excluding federal income taxes             (6,330)                (6,476)
Federal income taxes paid                                                     (27,569)               (18,738)
Other operating expenses paid                                                    (297)               (26,143)
Other operating activities, net                                                 1,981                 28,340
                                                                      -----------------------------------------
Net cash provided by operating activities                                      81,122                 47,480

Investing activities
Purchase of investments                                                    (1,914,200)              (838,253)
Proceeds from investments sold, matured or repaid                           1,894,893                827,104
Net increase in policy loans                                                     (845)                  (682)
Net tax on capital losses                                                      (2,628)                (2,628)
                                                                      -----------------------------------------
Net cash (used in) investing activities                                       (22,780)               (14,459)

Financing and miscellaneous activities

Dividends to stockholder                                                      (54,000)               (32,000)
Contributed capital from Parent                                                    --                 12,000
Other, net                                                                    (15,584)                15,347
                                                                      -----------------------------------------
Net cash used in financing and miscellaneous activities                       (69,584)                (4,653)


Net increase (decrease) in cash and short-term investments                    (11,242)                28,368
Cash and short-term investments at beginning of year                           44,364                 15,996
                                                                      -----------------------------------------
Cash and short-term investments at end of year                            $    33,122             $   44,364
                                                                      =========================================


See accompanying notes.

                       All American Life Insurance Company

                  Notes to Statutory-Basis Financial Statements

                                December 31, 2001

1. Nature of Operations and Significant Accounting Policies

All American Life Insurance Company (All American) is a wholly owned subsidiary of USLIFE Corporation. USL1FE Corporation is a wholly owned subsidiary of American General Corporation (AGC). On August 29, 2001, AGC was acquired by American International Group (MG). All American is licensed and operates as a life insurance company nationwide, except in the state of New York. Direct premiums collected in a single state do not exceed 5% with the exception of California, Florida, Illinois, New York and Texas, which accounted for approximately 48% and 49% of direct premiums in 2001 and 2000, respectively.

All American previously offered a broad portfolio of individual life insurance and annuity policies, as well as group annuity policies. Currently, the Company's offerings are limited primarily to certain whole life and universal life policies. The individual life and annuity product line, which includes universal life, term life, whole life and deferred annuity products, accounts for the majority of All American's pretax income and total revenues. These individual products are sold primarily through independent general agencies who are compensated on a commission basis and usually sell products of other companies in addition to those of All American.

Basis of Presentation

The accompanying statutory-basis financial statements are prepared in conformity with accounting practices prescribed or permitted by the Illinois Insurance Department, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

         Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of shareholders' equity for those designated as available-for-sale.

                       All American Life Insurance Company

         Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate, or if foreclosure is probable, on the estimated fair value of the collateral.

         The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

         Investments in real estate are reported net of related obligations rather than on a gross basis. Changes in valuations of real estate are charged directly to unassigned surplus. Under GAAP, such changes are charged against income.

         Valuation Reserves: Under a formula prescribed by the NAIC, All American defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity; that net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR.

         Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gain or losses are sold. The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC-prescribed formula with charges reflected directly in unassigned surplus. AVR is not recognized for GAAP.

         Policy Acquisition Costs: Acquisition costs, such as commissions and other costs incurred in connection with acquiring new business, are charged to current operations as incurred rather than deferred and amortized over the policy period.

                       All American Life Insurance Company

         Universal Life and Annuity Policies: Revenues for universal life policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value.

         Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

         Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP. Commission allowances received from reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred acquisition costs.

         A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

         Deferred Income Taxes: Effective January 1, 2001, deferred tax assets are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year; plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software and any net positive goodwill; plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and tax bases of assets and liabilities. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

         Nonadmitted Assets: Certain assets designated as "nonadmitted assets" -- principally past-due agents' balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company's stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as admitted assets within the Accounting Practices and Procedures Manual-are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

         Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

         Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the above-described differences on net income and capital and surplus are disclosed in Note 13.

Other significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Bonds, preferred stocks, common stocks, short-term investments, and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are stated at amortized cost using the scientific method.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Prior to April 1, 2001, under GAAP, All American accounted for the effects of changes in prepayment assumptions in the same manner. Effective April 1, 2001, for GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.

Preferred stocks (NAIC designations 1 to 3) are valued at cost or amortized cost. All other preferred stocks (NAIC designations 4 to 6) are reported at the lower of cost, amortized cost, or fair value.

Common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains or losses were reported in unassigned surplus without any adjustment to federal income taxes.

Mortgage loans are reported at unpaid principal balances. The maximum and minimum lending rates for mortgage loans during 2001 were 8.21% and 7.21%, respectively. The maximum percentage of any loan to the value of security at the time of the loan was 74%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

Real estate is valued at cost, less accumulated depreciation, encumbrances and any allowance for impairment of value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

All American uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As All American only uses derivatives for hedging purposes, All American values all derivative instruments on a consistent basis as the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Realized gains or losses on sale of investments are determined on a specific identification basis. Realized capital gains or losses are reflected as credits or charges to income, net of income tax and amounts transferred to the IMR. Unrealized capital gains and losses are reflected as direct credits or charges to unassigned surplus.

Premiums and Annuity Considerations

Life insurance and annuity premiums are recognized as revenue when due. Health insurance premiums are earned pro-rata over the terms of the policies.

Liabilities for Future Policy Benefits

The liability for future policy benefits includes aggregate actuarial reserves prepared in accordance with state statutes and administrative regulations. Future policy benefit reserves are based on statutory mortality and interest requirements without consideration of withdrawals. The effect of changes in valuation methods is charged or credited directly to surplus. There were no changes in valuation methods in 2001 or 2000.

The liability for future policy benefits on life insurance policies has been calculated principally using the Net Level Reserve Method and the Commissioners Reserve Valuation Method (CRVM). Approximately 22% and 23% of the reserves are calculated on a net level reserve basis for 2001 and 2000, respectively, and 75% and 74% on a CRVM basis for 2001 and 2000, respectively. The effect of the use of a modified reserve

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

basis is to offset partially the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. The various actuarial factors were determined from tables in common use when the policies concerned were issued. The 1941, 1958 and 1980 Commissioner's Standard Ordinary Mortality and American Experience Tables, assuming interest rates varying from 2% to 7.25%, have been principally used in making these reserve computations.

All American waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the premium related to coverage beyond the date of death. Surrender values on some policies are in excess of the legally computed reserves. Additional reserves have been established for these benefits. Extra premiums are charged for substandard lives. The additional reserve for policies issued on substandard lives equals one half of the additional gross annual premium resulting from substandard classification.

As of December 31, 2001, All American has reserves of $47,989,000 to cover $4,211,302,000 of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the state of Illinois.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has been determined from basic policy information and from accounting data on interest credited.

Reserves for annuities, supplementary contracts with life contingencies and other benefits are computed using recognized and accepted mortality tables and methods, which equal or exceed the minimum reserves calculated under the Commissioners' Annuity Reserve Valuation Method. The liability for future policy benefits on accident and health policies consists of active life reserves and the present value of amounts not yet due on claims. The active life reserves include additional reserves for noncancelable or guaranteed renewable policies, pro rata unearned premium reserves and reserves for return of premium provisions. Interest rates varying from 2 1/2% to 3 1/2% were used.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Policy and Contract Claims

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred through December 31. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Guaranty Fund Assessments

Guaranty fund assessments are accrued using management's best estimate of All American's proportionate share of assessments that may be made by state insolvency funds based on published insolvencies.

Financial Instruments and Concentrations of Credit Risk

All American's investments in bonds and preferred stocks comprise a diverse portfolio represented by approximately 328 issuers, with no issuer accounting for more than 1.1% of All American's total investment in these securities, based on book/adjusted carrying value, at December 31, 2001.

All American's investments in mortgage loans at December 31, 2001, are characterized by a broad geographical distribution, with approximately 6% of total statement value relating to the New England region of the United States, 3% from the middle-Atlantic states, 24% from the north-central states, 16% from the south-Atlantic states, 29% from the south-central states, 4% from the mountain states, and 18% from the Pacific states. Based on statement value, approximately 32% of All American's mortgage loans at that date are secured by office buildings, 14% by industrial/warehouse properties, 54% by retail properties and the remainder by hotel/motel, medically oriented, or other specialty properties.

                       All American Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued) Reclassifications

Certain 2000 numbers have been reclassified to conform to their 2001 presentation.

2. Accounting Changes

All American prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, All American reported a change of accounting principle, as an adjustment that increased capital and surplus of $24,899,000 as of January 1, 2001. This net amount included an increase in deferred tax assets of $27.0 million offset by a reduction in unassigned surplus of $2.1 million related to fair market value adjustments and other assessments.

                       All American Life Insurance Company

3. Investments

The statement value and fair value of bonds as of December 31, 2001 and 2000, are as follows:

                                                                           Gross            Gross
                                                        Statement        Unrealized       Unrealized         Fair
                                                          Value            Gains            Losses           Value
                                                    -----------------------------------------------------------------
                                                                                (In Thousands)
December 31, 2001
U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,926        $  1,807         $      --       $    22,733
States political subdivisions and all
    other governments                                      36,297           3,246                --            39,543
Special revenue and assessment                              5,003             594                --             5,597
Industrial and miscellaneous                            1,076,313          44,592           (38,786)        1,082,119
Industrial - miscellaneous affiliated                      49,000              --                --            49,000
Public utility                                            131,414           4,676            (3,130)          132,960
Mortgage-backed securities                                453,999           6,029            (3,159)          456,869
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,772,952        $ 60,944         $ (45,075)      $ 1,788,821
                                                    =================================================================
December 31, 2000

U.S. Treasury securities and obligations
    of U.S. government agencies                     $      20,959        $  1,427         $      --       $    22,386
States political subdivisions and all
    other governments                                      39,175           3,063                --            42,238
Special revenue and assessment                              6,507              17                --             6,524
Industrial and miscellaneous                            1,189,227          21,311           (58,205)        1,152,333
Public utility                                            168,891           3,596            (3,551)          169,026
Mortgage-backed securities                                345,373              --                --           345,373
                                                    -----------------------------------------------------------------
Total bonds                                         $   1,770,222        $ 29,414         $ (61,756)      $ 1,173,080
                                                    =================================================================

                       All American Life Insurance Company

3. Investments (continued)

The statement value and fair value of bonds at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Statement             Fair
                                                 Value              Value
                                             -----------------------------------
                                                       (In Thousands)

Due in one year or less                      $      67,302      $      68,182
Due after one year through five years              225,552            231,448
Due after five years through ten years             330,927            335,866
Due after ten years                                695,172            696,456
Mortgage-backed securities                         453,999            456,859
                                             -----------------------------------
                                             $   1,772,952      $   1,788,811
                                             ===================================


Proceeds from the sales and redemption of investments in bonds during 2001 and 2000 were $1,827,651,000 and $783,346,000; gross gains of $15,184,000 and
$6,215,000 and gross losses of $19,343,000 and $7,339,000 were realized on those sales during 2001 and 2000, respectively.

At December 31, 2001, bonds with an admitted asset value of $23,128,000 were on deposit with state insurance departments to satisfy regulatory requirements.

                       All American Life Insurance Company

Unrealized gains and losses on investments in preferred and common stocks are reported directly in unassigned surplus and do not affect operations. The statement value, gross unrealized gains and losses and fair value of those investments are summarized as follows:

                                      Gross           Gross
                       Statement    Unrealized     Unrealized      Fair
                         Value        Gains          Losses        Value
                      ---------------------------------------------------
                                        (In thousands)

At December 31, 2001
Preferred stocks         $ 2,567          $100           $ 52     $ 2,615
Common stocks              9,684            --             --       9,684
                      ---------------------------------------------------
Total                    $12,251          $100           $ 52     $12,299
                      ===================================================

At December 31, 2000
Preferred stocks         $ 5,099          $101           $ 36     $ 5,164
Common stocks                106            --             --         106
                      ---------------------------------------------------
Total                    $ 5,205          $101           $ 36     $ 5,270
                      ===================================================


Net investment income consists of the following:

                                                      Year Ended December 31
                                                     2001                 2000
                                              ----------------------------------
                                                           (In Thousands)

Investment income:
     Bonds                                           $139,233          $142,030
     Bonds - affiliated                                   201                --
     Common stock - affiliated                         (1,390)               --
     Preferred stocks                                     203               933
     Mortgage loans on real estate                      7,139             7,339
     Real estate                                        1,246             1,322
     Policy loans                                       9,654             9,660
     Short-term investments and cash                    6,588             7,911
     Other investment income                            3,393             2,325
                                              ----------------------------------
Total investment income                               166,267           171,520
Investment expenses                                   (11,857)          (10,159)
                                              ----------------------------------
Net investment income                                $154,410          $161,361
                                              ==================================

                       All American Life Insurance Company

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                              2001         2000
                                                          ---------------------------
                                                                (In Thousands)
Realized capital losses                                    $ (5,613)      $  (980)
Less amount transferred to IMR (net of related taxes of
 $2,020 in 2001 and $362 in 2000)                             3,751           672
                                                          ---------------------------
                                                             (9,364)       (1,652)
Less federal income taxes on realized capital losses          2,358           124
                                                          ---------------------------
Net realized capital losses                                $(11,722)      $(1,528)
                                                          ===========================

4. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide All American with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

All American participates in a reinsurance agreement whereby 80% - 90% of the face amount of the majority of All American's new universal life issues is reinsured. All American's maximum retention for a single insured risk is $1,500,000, although reinsurance generally starts at lesser amounts.

All American's future policy benefits and policy claims are stated after deduction for reinsurance ceded to other companies. Total reserve credits taken with respect to reinsurance contracts were $210,749,000 and $245,136,000 at December 31, 2001 and 2000, respectively. Reinsurance contracts do not relieve All American from its obligations to policyholders, and All American remains liable with respect to reinsurance ceded in the event any reinsurer is unable to meet the obligations, which have been assumed. Premiums assumed and ceded were $(1,763,000) and $80,468,000 respectively, in 2001 and $(913,000) and
$108,089,000, respectively, in 2000.

                       All American Life Insurance Company

The effect of reinsurance on benefits to policyholders and beneficiaries is as follows:

                                                       2001             2000
                                                 -------------------------------
                                                  (In Thousands)

Benefits to policyholders and beneficiaries,
   before reinsurance recoveries                   $   273,519    $   346,211
Reinsurance recoveries                                  90,976         93,355
                                                 -------------------------------
Benefits to policyholders and beneficiaries,
   net of reinsurance recoveries                   $   182,543    $   252,856
                                                 ===============================

All American's reinsurance receivable and recoverable amounts, including reserve credits taken, included in the statutory balance sheets at December 31, 2001, relate to 56 reinsurers. No single unaffiliated reinsurer accounts for more than 26% of the total reinsurance receivable and recoverable amounts at December 31, 2001. All American monitors the financial condition of its reinsurers in order to minimize its exposure to loss from reinsurer insolvencies.

All American reinsured its group life (excluding permanent policies), credit life, group accident and health and credit accident and health business to an affiliate, American General Assurance Company (AGAC), effective October 1, 1998. This transaction resulted in the cession of approximately 99,000 life policies representing $11.7 billion of insurance in force and approximately 34,000 accident and health policies. Assets and liabilities of approximately $57 million were transferred in connection with the transaction. The reinsurance transaction was approved by the appropriate regulatory authorities.

During 2000, the Company entered into a reinsurance agreement with AGC Life Insurance Company, an affiliate. This indemnity reinsurance is a combination of coinsurance and modified coinsurance and covers certain universal life policies issued after 1999 with long-term guarantees. As of December 31, 2001 and 2000, respectively, reserves ceded under this treaty total $22,850,000 and $20,081,282. This agreement was approved by the Department of Insurance for both the state of Illinois and the state of Missouri.

During 2001, All American, through a third-party administrator, participated as a lead reinsurer for a pool of group accident and health risks. These risks were retroceded to other members of the pool.

                       All American Life Insurance Company

5. Annuity Reserves

At December 31, 2001, All American's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

                                                            Amount    Percent
                                                           -------------------
                                                             (In Thousands)

Subject to discretionary withdrawal at book value
   less surrender charge                                    $  3,649        2%
Subject to discretionary withdrawal at book
value with minimal or no charge or adjustment                145,195       80
   Not subject to discretionary withdrawal                    31,745       18
                                                           ------------------
   Total annuity reserves and deposit fund liabilities      $180,589      100%
                                                           ==================

Future policy benefit reserves for All American's life insurance policies represent the majority of the variance between the amounts reflected here and the amount reflected on the 2001 balance sheet.

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2001, were as follows:


                                           Gross      Net of Loading
                                  -----------------------------------
                                              (In Thousands)

  Ordinary new business                 $  1,744          $    421
  Ordinary renewal                        44,549            32,819
  Credit Life                               (541)             (541)
  Group Life                                 258               257
                                  -----------------------------------
  Total                                 $ 46,010          $ 32,956
                                  ===================================

                       All American Life Insurance Company

7. Managing General Agents

All American's group products are sold directly to customers through third-party administrators. The third-party administrators with premiums written in 2001 of more than 5% of surplus were as follows (in thousands):


   Seabury & Smith                                                    $23,029
   Total direct premium of TPAs with less than 5% of surplus           16,162
                                                                  ------------
   Grand total of direct premiums for TPAs                            $39,191
                                                                  ============

Seabury & Smith sells group life and group accident and health products, and is granted authority to collect premiums. The third-party administrator noted above does not hold an exclusive contract with All American.

8. Federal Income Taxes

For the period from January 1, 2001 to August 29, 2001, the Company filed a separate federal income tax return. For the period August 30, 2001 to December 31, 2001, the Company filed a consolidated federal income tax return with AGC Life Insurance Company and its life insurance company subsidiaries. The Company has a written agreement with AGC Life Insurance Company setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life Insurance Company agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life Insurance Company agrees to reimburse the Company for the tax benefits from net losses, if any, within 90 days after the filing of the consolidated federal income tax return for the year in which the losses are used.

The components of the net deferred tax asset at December 31, 2001, is as follows (in thousands):

   Gross deferred tax assets                       $127,129
   Gross deferred tax liabilities                   (11,542)
   Deferred tax assets nonadmitted                  (87,113)
                                                  ---------
   Net admitted deferred tax assets                $ 28,474
                                                  =========

                       All American Life Insurance Company

The change in deferred tax assets and deferred tax liabilities for the year ended December 31, 2001, are as follows (in thousands):

   Change in deferred tax assets                                      $  (9,863)
   Change in gross deferred tax liabilities                               1,214
                                                                    -----------
   Change in net deferred tax asset                                      (8,649)
   Tax effect of realized and unrealized gains (losses)                   6,904
                                                                    -----------
   Change in net deferred income related to income from operations    $ (15,553)
                                                                    ===========

All American's income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to Net Gain from Operations After Dividends to Policyholders for the following reasons:

                                                             Year ended
                                                            December 31
                                                               2001
                                                         -----------------
                                                           (In Thousands)

   Expected federal income tax expense                      $     30,522
   IMR amortization                                                 (632)
   Change in liability for unauthorized reinsurers                14,683
   Change in nonadmitted assets                                   (8,206)
   Other                                                            (311)

                                                           -------------
   Total incurred income tax                                $     36,056
                                                           =============

   Federal income taxes incurred                            $     20,503
   Change in net deferred income taxes                            15,553
                                                           -------------
   Total statutory income taxes                             $     36,056
                                                           =============

Under the provisions of prior tax law applicable to life insurance companies, one half of the excess of the gain from operations of a life insurance company over its taxable investment income was not taxed but was set aside in a special "policyholders" surplus account." Under provisions of the Tax Reform Act of 1984, this account was "frozen" as of December 1983 and is subject to tax under conditions set forth pursuant to prior tax law. The policyholders' surplus account may be taxable if All American does not qualify

                       All American Life Insurance Company
as a life insurance company for tax purposes or under certain other specified conditions. Management does not believe that any of this account will be taxed in the foreseeable future. However, should the balance at December 31, 2001, become taxable, the tax computed at present rates would be approximately $26,300,000.

9.  Employee Benefit Plans

Substantially all employees of All American are covered under a qualified defined-benefit pension plan sponsored by AGC. Benefits are generally based on years of service, the employee's compensation during the last three years of employment and an average of social security wages. AGC's funding policy is to charge each subsidiary for its allocable share of such contributions based on a percentage of payroll. All American was not required to make a contribution to the pension plan in 2001 or 2000.

In addition to pension benefits, certain health care and life insurance benefits are provided to retired employees under a defined benefit plan sponsored by AGC. Employees may become eligible for these benefits if they have accumulated 10 years of service and reach normal or early retirement age while working for All American. The plan provides benefits supplemental to Medicare after retirees are eligible for Medicare benefits. The postretirement benefit plan contains cost-sharing features such as deductibles and coinsurance, and contributions of certain retirees are subject to annual adjustments. These benefits are funded on an incurred basis. All American's allocated contribution to the plan was $234,000 and $270,000 in 2001 and 2000, respectively.

10. Related-Party Transactions

AGC and certain affiliated companies provide services to All American, principally data processing, investment management, professional and administrative services. During 2001 and 2000, All American paid $26,124,000 and $28,116,000, respectively, for these services. In addition, All American provides services to certain affiliated companies. During 2000, All American was reimbursed $51,000 for these services.

Intercompany receivables and payables are settled periodically throughout the year.

                       All American Life Insurance Company

All American periodically borrows funds from AGC under an intercompany short-term borrowing agreement entered into during 1997. These borrowings are on demand and are unsecured. Interest is charged on the average borrowing based on the commercial paper rate. At December 31, 2001, no amounts were outstanding under the borrowing agreement.

11. Contingent Liabilities and Commitments

All American is a party to various other lawsuits and proceedings arising in the ordinary course of business. Based upon information presently available, All American believes that the total amounts that will ultimately be paid, if any, arising from those lawsuits and proceedings will not have a material adverse effect on the financial position or results of operations of All American.

12. Capital and Surplus

All American is subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by All American is to be determined based on the various risk factors related to it. At December 31, 2001, All American meets the RBC requirements.

Retained earnings available for distribution as dividends to the stockholder are limited to the statutory unassigned surplus of All American as determined in accordance with accounting practices prescribed by insurance regulatory authorities. During 2001, All American paid a dividend of $54,000,000 to its stockholder. The 2000 dividend was $32,000,000. Consistent with Illinois regulations, dividends are paid out of additional paid-in surplus if unassigned surplus is equal or less than zero. Appropriate approval was obtained from the Commissioner of Insurance of the state of Illinois. Dividends to All American's stockholders are subject to the approval of the Commissioner of the state of Illinois if such dividend exceeds the greater of net gain from operations for the preceding calendar year before realized capital gains and losses for that calendar year or 10% of policyholders' surplus as of December 31 of the preceding year. The maximum amount of dividends that can be paid in 2002 without such approval is $66,705,000.

                       All American Life Insurance Company

13. Financial Statement Impact of Variances in Accounting Principles (Unaudited)

A reconciliation of net income and capital surplus amounts reported in the accompanying statutory financial statements to net income and capital prepared in accordance with GAAP follows:

                                                                     December 31
                                                               2001              2000
                                                          -------------------------------
                                                                  (In Thousands)
Statutory net income, as reported herein                  $       54,984     $     53,512
Adjustments:
   Deferred policy acquisition costs                             (21,116)         (17,489)
   Investments                                                     1,489              332
   Future policy benefits                                         11,755            9,171
   Deferred income taxes                                             999            7,457
   Interest maintenance reserve                                    1,944           (1,265)
   Other, net                                                     (2,150)            ,288)
                                                          -------------------------------
GAAP net income                                           $       47,905     $      8,430
                                                          ===============================

Statutory capital and surplus, as reported herein         $      167,407     $     97,152
Adjustments:
   Deferred policy acquisition costs                             171,349          207,690
   Future policy benefits                                         49,962           38,520
   Deferred income taxes                                          (2,530)          25,619
   Asset valuation reserve                                        18,112           24,688
   Investments                                                    15,826          (34,679)
   Interest maintenance reserve                                   27,069           25,125
   Nonadmitted assets                                             23,984           23,704
   Liability for unauthorized reinsurance                         29,694           71,645
   Other, net                                                      4,815           (8,045)
                                                          -------------------------------
GAAP stockholders' equity                                 $      505,688     $    471,419
                                                          ===============================

14. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of indicated classes of financial instruments:

                       All American Life Insurance Company

Cash and Short-Term Investments

The carrying amounts of these assets approximate their fair values.

Bonds, Common and Preferred Stocks

Fair values are based on quoted market prices or dealer quotes.

Mortgage Loans

The fair value of mortgage loans, other than those which are more than 60 days delinquent or in foreclosure, is estimated by discounting the expected future cash flows. The rates used for this purpose are the estimated current rates that would be applied to the loans in a purchase or sale transaction, on an aggregate or bulk basis grouped by maturity range, considering the creditworthiness of the borrowers and the general characteristics of the collateral. For purposes of this calculation, the fair value of loans with stated interest rates greater than the estimated applicable market rate was adjusted to reflect the impact of prepayment options or other contractual terms upon market value. For mortgage loans which are classified as delinquent or are in foreclosure, fair value is based on estimated net realizable value of the underlying collateral.

Policy Loans

The carrying amounts reported in the balance sheets for these loans are considered to be reasonable estimates of their fair value.

Policyholder Account Balances Relating to Investment Contracts

The fair value of All American's liabilities under investment contracts - primarily deferred annuities - is estimated using discounted cash flow calculations based on interest rates being offered by All American for similar contracts at the balance sheet dates.

                       All American Life Insurance Company

The estimated fair values of All American's financial instruments are as follows:

                                                         2001                      2000
                                             -----------------------------------------------------
                                                Carrying      Fair        Carrying      Fair
                                                 Amount      Value         Amount       Value
                                             -----------------------------------------------------
                                                                  (In Thousands)
Financial assets:
    Cash on hand and on deposit              $    3,350    $    3,350     $     7,012   $    7,012
    Short-term investments                       29,772        29,772          37,352       37,352
    Bonds                                     1,723,952     1,739,821       1,770,222    1,738,080
    Bonds - affiliated                           49,000        49,000               -            -
    Preferred stocks                              2,567         2,615           5,099        5,164
    Common stock                                     40            40             106          106
    Common stock - affiliated                     9,644         9,644               -            -
    Mortgage loans                               90,038        93,072          90,392       90,762
    Policy loans                                141,025       141,025         140,180      140,180

Financial liabilities:
    Policyholder account balances
         related to investment contracts        113,275       103,121         144,600      140,284

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


                                                                          PAGE
                                                                          ----

Report of Independent Auditors                                             F-1


Statement of Income                                                        F-2


Balance Sheet                                                              F-3


Statement of Shareholder's Equity                                          F-4


Statement of Comprehensive Income                                          F-4


Statement of Cash Flows                                                    F-5


Notes to Financial Statements                                       F-6 - F-15

                         REPORT OF INDEPENDENT AUDITORS

                      ___________________________________


Board of Directors
 and Shareholder
The American Franklin Life Insurance Company

We have audited the accompanying balance sheet of The American Franklin Life Insurance Company, (the Company), a wholly-owned subsidiary of The Franklin Life Insurance Company, which is an indirect wholly-owned subsidiary of American General Corporation, as of December 31, 2001 and 2000, and the related statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The American Franklin Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                /s/ ERNST & YOUNG, LLP
                                                ----------------------

Chicago, Illinois
February 5, 2002, except footnote 12 as to which the date is December 20, 2002

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                              STATEMENT OF INCOME
                                 (In thousands)


                                                                        For the years ended December 31
                                                                      2001           2000            1999
                                                                 -------------------------------------------
Revenues
 Premiums and other considerations                               $  18,345        $   20,443       $  10,087
 Net investment income                                               3,146             2,533           2,541
 Realized investment gains (losses)                                     (2)               (2)             21
 Other revenues                                                     35,249            38,414          32,418
                                                                 -------------------------------------------
    Total revenues                                                  56,738            61,388          45,067

Benefits and expenses
 Insurance and annuity benefits                                     22,468            25,725           9,040
 Operating costs and expenses                                       15,463            19,979          21,524
 Commissions and allowances                                         19,020            30,492          28,533
 Change in deferred policy acquisition costs and
  cost of insurance purchased                                       (5,383)          (16,371)        (16,871)
                                                                 -------------------------------------------
   Total benefits and expenses                                      51,568            59,825          42,226
                                                                 -------------------------------------------

Income before income taxes                                           5,170             1,563           2,841

Income tax expense (benefit)
 Current                                                               (83)           (1,090)         (1,449)
 Deferred                                                            1,747             1,177           1,358
                                                                 -------------------------------------------
   Total income tax expense (benefit)                                1,664                87             (91)
                                                                 -------------------------------------------

Net income                                                       $   3,506        $    1,476       $   2,932
                                                                 ===========================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                                 BALANCE SHEET
                       (In thousands, except share data)


                                                                                                   At December 31
                             ASSETS                                                            2001               2000
                                                                                        ---------------------------------
Investments
  Fixed maturity securities (amortized cost: $17,196; $14,730)                          $     17,822         $   15,120
  Policy loans                                                                                28,755             25,480
  Short-term investments                                                                      11,118              3,430
                                                                                        ---------------------------------
      Total investments                                                                       57,695             44,030

Cash                                                                                           2,230              1,732
Accrued investment income                                                                        314                305
Accounts receivable from affiliates                                                            1,113                  -
Amounts recoverable from reinsurers                                                           13,946             18,242
Deferred policy acquisition costs                                                             93,715             87,598
Cost of insurance purchased                                                                    6,463              7,367
Insurance premiums due                                                                           191                700
Other assets                                                                                   1,545              1,320
Assets held in separate accounts                                                             570,855            656,298
                                                                                        ---------------------------------
      Total assets                                                                      $    748,067         $  817,592
                                                                                        =================================

                               LIABILITIES
Insurance and annuity liabilities
  Policy reserves, contract claims and other policyholders' funds                       $     16,968         $   19,467
  Universal life contracts                                                                    49,020             47,005
  Annuity contracts                                                                           10,108              7,074
  Unearned revenue                                                                            12,311             11,646

Income tax liabilities
  Current                                                                                        299                451
  Deferred                                                                                      (341)            (2,109)
Accrued expenses and other liabilities                                                         4,803              2,263
Liabilities related to separate accounts                                                     570,855            656,298
                                                                                        ---------------------------------
      Total liabilities                                                                      664,023            742,095

                     SHAREHOLDER'S EQUITY
Common stock ($5 par value; 500,000 shares authorized,
  issued and outstanding)                                                                      2,500              2,500
Paid-in capital                                                                               75,937             70,937
Accumulated other comprehensive income                                                           134                 93
Retained earnings                                                                              5,473              1,967
                                                                                        ---------------------------------
      Total shareholder's equity                                                              84,044             75,497
                                                                                        ---------------------------------
      Total liabilities and shareholder's equity                                        $    748,067         $  817,592
                                                                                        =================================

                      See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                       STATEMENT OF SHAREHOLDER'S EQUITY
                                 (In thousands)

                                                                For the years ended December 31
                                                                 2001        2000        1999
                                                             -----------------------------------
Common stock, balance at beginning and end of year             $   2,500   $   2,500   $   2,500
                                                             -----------------------------------
Paid-in capital
 Balance at beginning of year                                     70,937      63,437      51,437
 Capital contribution                                              5,000       7,500      12,000
                                                             -----------------------------------
 Balance at end of year                                           75,937      70,937      63,437
                                                             -----------------------------------
Retained earnings (deficit)
 Balance at beginning of year                                      1,967         491      (2,441)
 Net income                                                        3,506       1,476       2,932
                                                             -----------------------------------
 Balance at end of year                                            5,473       1,967         491
                                                             -----------------------------------
Accumulated other comprehensive income
 Balance at beginning of year                                         93          92         430
 Change during the year                                               62           2        (520)
 Amounts applicable to deferred federal income taxes                 (21)         (1)        182
                                                             -----------------------------------
 Balance at end of year                                              134          93          92
                                                             -----------------------------------
Total shareholder's equity at end of year                      $  84,044   $  75,497   $  66,520
                                                             ===================================

                       STATEMENT OF COMPREHENSIVE INCOME
                                 (In thousands)

                                                                For the years ended December 31
                                                                  2001        2000       1999
                                                             -----------------------------------
Net income                                                     $    3,506   $   1,476   $  2,932
Other comprehensive income (loss)
 Gross change in unrealized gains (losses) on
  securities (pretax: $60, $-, $(499))                                 40           -       (324)
 Less: gains (losses) realized in net income
  (pretax: $(2), $(2), $21)                                            (1)         (1)        14
                                                             -----------------------------------
    Change in net unrealized gains (losses) on
    securities (pretax: $62, $2, $(520))                               41           1       (338)
                                                             -----------------------------------
      Comprehensive income                                     $    3,547   $   1,477   $  2,594
                                                             ===================================

                       See Notes to Financial Statements.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                            STATEMENT OF CASH FLOWS
                                 (In thousands)


                                                                  For the years ended December 31
                                                                2001          2000            1999
                                                          -------------------------------------------
Operating activities
  Net income                                               $    3,506     $    1,476       $    2,932
 Reconciling adjustments to net cash used for operating
  activities
    Charges on universal life contracts, net of
     interest credited                                        (34,051)       (32,052)         (28,863)
    Change in other assets and liabilities                      7,536        (17,880)          (7,621)
    Deferred policy acquisition costs and cost of
     insurance purchased                                       (5,383)       (16,371)         (16,871)
    Policy reserves, claims and other policyholders'
     funds                                                     (1,851)        10,853           (2,994)
    Realized investment (gains) losses                              2              2              (21)
                                                        ---------------------------------------------
      Net cash used for operating activities                  (30,241)       (53,972)         (53,438)
                                                        ---------------------------------------------
Investing activities
    Investment purchases
      Available-for-sale                                       (5,071)          (845)         (30,018)
      Other                                                    (3,585)        (8,443)          (4,721)
    Investment calls, maturities and sales
      Available-for-sale                                        2,656          1,916           45,751
      Other                                                       310              -               55
    Net (increase) decrease in short term investments          (7,688)         3,303           (6,733)
                                                        ---------------------------------------------
        Net cash provided by (used for) investing
         activities                                           (13,378)        (4,069)           4,334
                                                        ---------------------------------------------
Financing activities
    Policyholder account deposits                              99,475        136,034          167,565
    Policyholder account withdrawals                          (60,358)       (97,313)        (131,120)
    Capital contribution                                        5,000          7,500           12,000
                                                        ---------------------------------------------
     Net cash provided by financing activities                 44,117         46,221           48,445
                                                        ---------------------------------------------
Net increase (decrease) in cash                                   498        (11,820)            (659)
Cash at beginning of year                                       1,732         13,552           14,211
                                                        ---------------------------------------------
Cash at end of year                                        $    2,230     $    1,732       $   13,552
                                                        =============================================

                      See Notes to Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS


1.   Significant Accounting Policies


1.1  Nature of Operations
     --------------------

     The American Franklin Life Insurance Company (AMFLIC), headquartered in Springfield, Illinois, sells and services variable universal life, variable annuity and universal life insurance products to the middle income market, in all states except Maine, New Hampshire, New York and Vermont.

1.2  Preparation of Financial Statements
     -----------------------------------

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of AMFLIC, a wholly owned subsidiary of The Franklin Life Insurance Company (FLIC).

     On August 29, 2001, American General Corporation (AGC), AMFLIC's ultimate parent company, was acquired by American International Group, Inc. (AIG), a Delaware corporation. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The merger was accounted for as a pooling and had no impact on the records of AMFLIC.

     Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from our estimates.

1.3  Investments
     -----------

     Fixed Maturity Securities. All fixed maturity securities were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if the unrealized gains (losses) had been realized and record the net adjustment in accumulated other comprehensive income in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

     Policy Loans.  Policy loans are reported at unpaid principal balance.

     Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

     Investment Income. Interest on fixed maturity securities and policy loans is recorded as income when earned and is adjusted for any amortization of premium or discount, as appropriate.

     Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.


1.4  Separate Accounts
     -----------------

     Separate accounts are assets and liabilities associated with certain contracts, principally variable universal life and annuities, for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

1.5  Deferred Policy Acquisition Costs (DPAC)
     ----------------------------------------

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

     DPAC associated with interest-sensitive life insurance contracts and insurance investment contracts is charged to expense in relation to the estimated gross profits of those contracts. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

     DPAC also is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income in shareholder's equity.

     We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses to determine whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6  Cost of Insurance Purchased (CIP)
     ---------------------------------

     The cost assigned to AMFLIC insurance contracts in force at January 31, 1995, the date of AGC's acquisition of FLIC and AMFLIC, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7  Insurance and Annuity Liabilities
     ---------------------------------

     Substantially all of AMFLIC's insurance and annuity liabilities relate to long-duration contracts. AMFLIC normally cannot change or cancel these contracts.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on our estimates of the cost of future policy benefits, using the net level premium. Interest assumptions used to compute reserves ranged from 4.5% to 5.5% at December 31, 2001.

1.8  Premium Recognition
     -------------------

     Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenues. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate AMFLIC for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC. For all other contracts, premiums are recognized when due.

1.9  Reinsurance
     -----------

     AMFLIC limits its exposure to loss on any individual life to $100,000 by ceding additional risks through reinsurance contracts with other insurers, including FLIC. If a reinsurer is not able to meet its obligations, AMFLIC remains liable.

     AMFLIC records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1.10 Income Taxes
     ------------

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

2.   Investments

2.1  Fixed Maturity Securities
     ---------------------------

     Valuation. Amortized cost and fair value of fixed maturity securities were as follows:

                                                                 December 31, 2001
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses      Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,566    $    293    $      -    $   6,859
Corporate bonds
  Investment grade                                      5,809         251          63        5,997
  Below investment grade                                1,077          22          36        1,063
Public utilities                                        1,549          81           -        1,630
Mortgage-backed                                         1,941          74           -        2,015
States/political subdivisions                             254           4           -          258
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  17,196    $    725    $     99    $  17,822
                                                  ================================================

                                                                December 31, 2000
                                                  ------------------------------------------------
                                                                  Gross        Gross
                                                    Amortized   Unrealized   Unrealized    Fair
In thousands                                          Cost        Gains        Losses       Value
--------------------------------------------------------------------------------------------------
U.S. government                                     $   6,584    $    120    $      -    $   6,704
Corporate bonds
  Investment grade                                      4,392         177          36        4,533
  Below investment grade                                1,068           6          18        1,056
Public utilities                                        1,528          82           -        1,610
Mortgage-backed                                           957          54           -        1,011
States/political subdivisions                             201           5           -          206
                                                  ------------------------------------------------
  Total fixed maturity securities                   $  14,730    $    444    $     54    $  15,120
                                                  ================================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.1  Fixed Maturity Securities (continued)
     -------------------------------------

     Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                           Amortized       Fair
     In thousands                                             Cost        Value
     --------------------------------------------------------------------------
     Fixed maturity securities, excluding mortgage-backed
       securities, due
         In one year or less                               $   1,994   $  2,036
         In years two through five                             9,131      9,530
         In years six through ten                              2,906      3,019
         After ten years                                       1,224      1,222
     Mortgage-backed securities                                1,941      2,015
                                                           --------------------
       Total fixed maturity securities                     $  17,196   $ 17,822
                                                           ====================

     Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. AMFLIC may sell investments before maturity to achieve corporate requirements and investments strategies.

     Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity securities included in accumulated other comprehensive income at December 31 were as follows:

         In thousands                              2001        2000
         ----------------------------------------------------------
         Gross unrealized gains                $    725   $     444
         Gross unrealized losses                    (99)        (54)
         DPAC  fair value adjustment               (389)       (223)
         CIP fair value adjustment                  (30)        (23)
         Deferred federal income taxes              (73)        (51)
                                               --------------------
         Net unrealized gains on securities    $    134   $      93
                                               ====================

2.2  Investment Income
     -----------------

     Investment income was as follows:

     In thousands                          2001          2000        1999
     --------------------------------------------------------------------
     Fixed maturity securities          $ 1,211       $ 1,142     $ 1,461
     Policy loans                         1,614         1,115         698
     Other investments                      386           339         547
                                        ---------------------------------
     Gross investment income              3,211         2,596       2,706
     Investment expense                      65            63         165
                                        ---------------------------------
     Net investment income              $ 3,146       $ 2,533     $ 2,541
                                        =================================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.3  Realized Investment Gains (Losses)
     ----------------------------------

     Realized investment gains (losses), net of DPAC and CIP amortization and investment expenses, were as follows:

     In thousands                                  2001        2000       1999
     -------------------------------------------------------------------------
     Fixed maturity securities                  $     -    $      -    $    56
     Other                                           (2)         (2)       (35)
                                                ------------------------------
     Realized investment gains (losses)         $    (2)   $     (2)   $    21
                                                ==============================

     Voluntary sales of investments resulted in the follow realized gains (losses):

                                                                    Realized
                                                                 --------------
     In thousands               Category             Proceeds    Gains   Losses
     --------------------------------------------------------------------------
            2001           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            2000           Available-for-sale        $      -    $   -   $    -
     ==========================================================================
            1999           Available-for-sale        $  1,758    $  56   $    -
     ==========================================================================

2.4  Investments on Deposit
     ----------------------

     At December 31, 2001 and 2000, fixed maturity securities with a carrying value of $6,778,000 and $6,575,000 respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.5  Investment Restrictions
     -----------------------

     AMFLIC is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, AMFLIC's largest investment in any one entity other than U.S. government obligations was $1,000,000, and $400,000 respectively.

3.   Deferred Policy Acquisition Costs (DPAC)

     Activity in DPAC was as follows:

     In thousands                                    2001      2000      1999
     --------------------------------------------------------------------------
     Beginning at January 1                        $ 87,598  $ 70,989  $ 52,352
     Deferrals                                       13,445    24,127    24,543
     Amortization                                    (7,165)   (6,737)   (6,524)
     Effect of net unrealized (gains)
       losses on securities                            (166)     (779)      646
     Effect of realized investment gains (losses)         3        (2)      (28)
                                                   ----------------------------
     Balance at December 31                        $ 93,715  $ 87,598  $ 70,989
                                                   ============================

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.   Cost of Insurance Purchased (CIP)

     Activity in CIP was as follows:

     In thousands                            2001       2000       1999
     --------------------------------------------------------------------
     Balance at January 1                 $  7,367   $   7,884   $  8,941
     Accretion of interest                     619         702        767
     Amortization                           (1,516)     (1,721)    (1,915)
     Effect of net unrealized (gains)
         losses on securities                   (7)        502         96
     Effect of realized investment gains         -           -         (5)
                                          -------------------------------
     Balance at December 31               $  6,463   $   7,367   $  7,884
                                          ===============================

     CIP amortization, net of accretion, expected to be recorded in each of the next five years is:

                                                          Amount
                         Year                         (in thousands)
               ---------------------------------------------------------------

                         2002                              $ 799
                         2003                                698
                         2004                                582
                         2005                                482
                         2006                                441

5.   Income Taxes

     For the period from January 1, 2001 to August 29, 2001, AMFLIC will file a life/life consolidated federal income tax return with its direct parent, FLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

     For the period August 30, 2001 to December 31, 2001, AMFLIC will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. AMFLIC has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge AMFLIC a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse AMFLIC for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.1  Tax Expense
     -----------

     A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                         2001          2000         1999
                                     --------------------------------------
         Federal income tax rate         35.0 %        35.0 %        35.0 %
         Invested asset items            (4.0)        (29.1)        (37.7)
         Other                            1.2          (0.3)         (0.5)
                                     --------------------------------------
           Effective tax rate            32.2 %         5.6 %        (3.2)%
                                     ======================================


5.2  Deferred Taxes
     --------------

     Components of deferred tax liabilities and assets at December 31 were as follows:

     In thousands                                      2001       2000
     -------------------------------------------------------------------
     Deferred tax liabilities, applicable to:
       Basis differential of investments           $     223   $     114
       DPAC and CIP                                   22,095      21,491
       Other                                             960         827
                                                   ---------------------
         Total deferred tax liabilities               23,278      22,432
     Deferred tax assets, applicable to:
       Policy reserves                               (22,576)    (23,069)
       Other                                          (1,043)     (1,472)
                                                   ---------------------
         Total deferred tax assets                   (23,619)    (24,541)
                                                   ---------------------
     Net deferred tax assets                       $    (341)  $  (2,109)
                                                   =====================

     AMFLIC expects adequate future taxable income to realize the net deferred tax assets. Accordingly, no valuation allowance is considered necessary.

5.3  Taxes Paid
     ------------

     Income taxes paid (recovered) were as follows:

      In thousands               2001     2000         1999
      ------------------------------------------------------
      Federal                 $    -    $ (4,175)     $(447)
      State                       57          38         143

6.   Fair Value of Financial Instruments

     Carrying amounts and fair values for certain of AMFLIC's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of AMFLIC's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                              2001                    2000
                                                      ----------------------------------------------
                                                      Carrying      Fair        Carrying    Fair
     In thousands                                      Amount       Value        Amount     Value
     -----------------------------------------------------------------------------------------------
     Assets
         Fixed maturity securities                     $ 17,822    $ 17,822    $ 15,120     $ 15,120
         Policy Loans                                    28,755      28,755      25,480       25,480
         Short-term investments                          11,118      11,118       3,430        3,430
         Assets held in separate accounts               570,855     570,855     656,298      656,298
     Liabilities
         Insurance investment contracts                  10,686      10,232       7,636        7,310
         Liabilities related to separate accounts       570,855     570,855     656,298      656,298

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.   Fair Value of Financial Instruments (continued)

     We used the following methods and assumptions to estimate the fair value of our financial instruments:

     Fixed Maturity Securities. Fair values of fixed maturity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

     Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate charged on policy loan balances during 2001 and 2000 was 5.95% and 6.07%, respectively.

     Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

     Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

7.   Reinsurance

     Under the provisions of an assumed reinsurance agreement, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $    847       $  5,288       $  1,416
     Other income                     1,016            918          1,337
     Benefits                         1,536          6,134          1,756
     Commission expense                  (5)            67            215

     Under the provisions of a modified coinsurance agreement which cedes a portion of the variable universal life product activity, AMFLIC recognized the following:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 11,348       $ 10,118       $ 12,027
     Expense allowances from
        reinsurer                     5,699          9,791          8,531
     Other                              602            416          1,744

     AMFLIC also carries reinsurance for policy risks that exceed its retention limit of $100,000. AMFLIC ceded the following amounts:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Premiums and other
        considerations             $ 13,519       $ 12,081       $ 10,687
     Change in policy reserves       12,721         11,760         10,382

8.   Statutory Accounting

     AMFLIC prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. No significant permitted practices are used to prepare AMFLIC's statutory Financial Statements.

                 THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.   Statutory Accounting (continued)

     Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statements as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of adoption, AMFLIC reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $200,000 as of January 1, 2001. This net amount included an increase in net deferred tax assets of $12,500,000 offset by a related increase in nonadmitted assets of $12,300,000. The effect of other codification related changes was immaterial.

     At December 31, 2001 and 2000, AMFLIC had statutory stockholder's equity of $49,193,000 and $43,093,000, respectively. AMFLIC's statutory net loss was $1,331,000, $5,964,000 and $2,947,000 for the years ended December 31,
     2001, 2000 and 1999, respectively.

     Generally, AMFLIC is restricted by state insurance laws as to amounts it may pay in the form of dividends, loans or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2001 no dividends may be paid out and loans and advances in excess of $12,298,000 may not be transferred without the approval of the Illinois Insurance Department.

9.   Statement of Cash Flows

     In addition to the cash activities shown in the statement of cash flows, the following transactions, occurred:

     In thousands                     2001           2000           1999
     ---------------------------------------------------------------------
     Interest added to universal
       life contracts and other
       deposit funds               $   2,910      $  2,478       $  2,214
                                   =======================================

10.  Related Party Transactions

     AMFLIC has no full-time employees or office facilities. Effective January 1, 1999, AMFLIC entered into a shared services agreement with an affiliate. As part of this agreement, administration and general expenses are allocated to AMFLIC based on actual work performed. Allocated expenses for the years ended December 31, 2001, 2000 and 1999, were $13,390,000,
     $17,258,000 and $20,084,000, respectively.

     AMFLIC participates in a program of short-term borrowing with AGC to maintain its long-term investment commitments. AMFLIC had no short-term borrowing in 2001 or 2000.

11.  Litigation

     AMFLIC is a party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who exclude themselves from market conduct settlements. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on AMFLIC's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

                  THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12.  SUBSEQUENT EVENT

     Effective December 31, 2002 AMFLIC and its parent FLIC will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of AGC.

                       THE FRANKLIN LIFE INSURANCE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS


                               FOR THE YEARS ENDED
                        DECEMBER 31, 2001, 2000 and 1999

                       THE FRANKLIN LIFE INSURANCE COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                                                          PAGE
                                                                          ----

Report of Independent Auditors                                               1

Consolidated Statement of Income                                             2

Consolidated Balance Sheet                                                   3

Consolidated Statement of Shareholder's Equity                               4

Consolidated Statement of Comprehensive Income                               4

Consolidated Statement of Cash Flows                                         5

Notes to Consolidated Financial Statements                              6 - 18

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



Board of Directors
 and Shareholder
The Franklin Life Insurance Company

We have audited the accompanying consolidated balance sheet of The Franklin Life Insurance Company (an indirect wholly-owned subsidiary of American International Group) (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Franklin Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1.3 to the consolidated financial statements, in 2001, the Company changed its method of accounting for derivatives.



                                      /s/ ERNST & YOUNG LLP
                                      ---------------------



Chicago, Illinois
February 5, 2002, except footnote 14 as to which the date is December 20, 2002

                       THE FRANKLIN LIFE INSURANCE COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                  (In millions)

                                                               FOR THE YEARS ENDED DECEMBER 31
                                                             2001             2000          1999
                                                       ----------------------------------------------
Revenues
   Premiums and other considerations                   $    263.4           $  289.0        $   304.2
   Insurance charges                                         56.6               55.3             51.7
   Net investment income                                    447.2              474.6            496.4
   Realized investment gains (losses)                       (35.8)              (9.9)             3.0
   Broker/dealer sales income                                62.0               80.6             64.1
   Other revenues                                             6.1                8.1              9.3
                                                       ----------------------------------------------

        Total revenues                                      799.5              897.7            928.7

 Benefits and expenses
   Insurance and annuity benefits
        Death claims and other policy benefits              241.2              271.7            252.3
        Investment-type contracts                           123.3              139.0            149.7
        Dividends to policyholders                           71.2               80.0             82.9
        Change in policy reserves                             8.2               (1.6)           (12.3)
   Operating costs and expenses                              63.1               73.2             82.7
   Commissions - broker/dealer                               57.4               74.4             59.4
   Commissions - other                                       45.0               59.9             62.0
   Change in deferred policy acquisition costs               (5.7)             (21.0)           (23.0)
   Change in cost of insurance purchased                      9.7               15.2             47.3
   Restructure charges                                       26.1                  -                -
   Litigation settlement                                        -                  -             (2.0)
                                                       ----------------------------------------------

        Total benefits and expenses                         639.5              690.8            699.0
                                                       ----------------------------------------------

Income before income tax expense and cumulative
   effect of change in accounting principle                 160.0              206.9            229.7
Income tax expense
   Current expense                                           55.7               45.3             39.2
   Deferred expense (benefit)                                (5.0)              26.1             39.6
                                                       ----------------------------------------------

        Total income tax expense                             50.7               71.4             78.8
                                                       ----------------------------------------------
Income before cumulative effect of change in
   accounting principle                                     109.3              135.5            150.9
Cumulative effect of change in
   accounting principle, net of tax                          (0.3)                 -                -
                                                       ----------------------------------------------

Net income                                             $    109.0           $  135.5        $   150.9
                                                       ==============================================


                See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEET
                        (In millions, except share data)

                                                                                           AT DECEMBER 31
                                      ASSETS                                           2001            2000
                                                                                ------------------------------
Investments
   Fixed maturity securities (amortized cost: $4,374.7, $4,660.5)               $    4,544.0        $  4,780.0
   Mortgage loans on real estate                                                       434.1             471.3
   Equity securities (cost: $0.7, $0.6)                                                  0.1               0.6
   Policy loans                                                                        348.4             351.7
   Other long-term investments                                                          99.9              85.9
   Short-term investments                                                              123.7              59.2
                                                                                ------------------------------
     Total investments                                                               5,550.2           5,748.7
Cash                                                                                     7.5              14.0
Accrued investment income                                                               75.5              83.8
Intercompany notes receivable                                                          276.0             116.0
Intercompany receivable                                                                  8.9               2.3
Preferred stock of affiliates, at cost                                                   8.5               8.5
Receivable from brokers for securities sales                                            99.8               5.4
Receivable from agents, less allowance ($6.5; $5.4)                                      9.5              11.2
Amounts recoverable from reinsurers                                                     22.9              27.1
Deferred policy acquisition costs                                                      182.2             186.8
Cost of insurance purchased                                                            302.0             345.7
Property & equipment, at cost less accumulated depreciation ($26.2, $20.8)              33.8              36.8
Other assets                                                                            23.3              23.8
Assets held in separate accounts                                                       581.2             669.3
                                                                                ------------------------------
     Total assets                                                               $    7,181.3        $  7,279.4
                                                                                ==============================
                                   LIABILITIES
Insurance and annuity liabilities
   Life, annuity and accident and health reserves                               $    2,866.5        $  2,868.6
   Investment-type contract deposits and dividend accumulations                      2,255.4           2,355.4
   Participating policyholders' interests                                              163.9             179.0
   Policy and contract claims                                                           20.7              28.6
   Other                                                                                49.1              51.0
Income tax liabilities (recoverable)
   Current                                                                             (27.6)             (8.8)
   Deferred                                                                            (18.9)            (17.3)
Intercompany payables                                                                    1.2               0.6
Payable to broker for securities purchases                                              90.1               1.8
Accrued expenses and other liabilities                                                  86.1              71.7
Liabilities related to separate accounts                                               581.2             669.3
                                                                                ------------------------------
     Total liabilities                                                               6,067.7           6,199.9
                              SHAREHOLDER'S EQUITY
Common stock ($2 par value; 30,000,000 shares authorized,
   21,002,000 shares issued and outstanding)                                            42.0              42.0
Paid-in capital                                                                        922.7             922.7
Retained earnings                                                                      113.4              86.4
Accumulated other comprehensive income                                                  35.5              28.4
                                                                                ------------------------------
     Total shareholder's equity                                                      1,113.6           1,079.5
                                                                                ------------------------------
     Total liabilities and shareholder's equity                                 $    7,181.3        $  7,279.4
                                                                                ==============================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                                  (In millions)

                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                                        2001             2000         1999
                                                                 -------------------------------------------
Common stock, balance at beginning and end of year               $       42.0      $      42.0    $     42.0
                                                                 -------------------------------------------

Paid-in capital
  Balance at beginning of year                                          922.7            923.3         923.1
  Tax refund from American Brands                                           -                -           1.4
  Expenses paid by Franklin on behalf of AGC                                -             (0.6)         (1.2)
                                                                 -------------------------------------------

  Balance at end of year                                                922.7            922.7         923.3
                                                                 -------------------------------------------

Retained earnings
  Balance at beginning of year                                           86.4             75.9          38.0
  Net income                                                            109.0            135.5         150.9
  Dividends paid to parent                                              (82.0)          (125.0)       (113.0)
                                                                 -------------------------------------------

  Balance at end of year                                                113.4             86.4          75.9
                                                                 -------------------------------------------

Accumulated other comprehensive income
  Balance at beginning of year                                           28.4             31.5         157.9
  Change in net unrealized gains (losses) on securities                   7.1             (3.1)       (126.4)
                                                                 -------------------------------------------

  Balance at end of year                                                 35.5             28.4          31.5
                                                                 -------------------------------------------

Total shareholder's equity at end of year                        $    1,113.6      $   1,079.5    $  1,072.7
                                                                 ===========================================

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                                  (In millions)

                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                                        2001             2000         1999
                                                                 -------------------------------------------
Net income                                                       $      109.0      $     135.5    $    150.9
Other comprehensive income (loss)
  Gross change in unrealized gains (losses) on securities
     (pretax: $(17.6), $(14.3), $(190.5))                               (11.4)            (9.3)       (123.7)
  Less: gains (losses) realized in net income
     (pretax: $(28.5), $(9.5), $4.1)                                    (18.5)            (6.2)          2.7
                                                                 -------------------------------------------
     Change in net unrealized gains (losses) on
       securities (pretax: $10.9, $(4.8), $(194.6))                       7.1             (3.1)       (126.4)
                                                                 -------------------------------------------

Comprehensive income                                             $      116.1      $     132.4    $     24.5
                                                                 ===========================================


                See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (In millions)

                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                              2001           2000           1999
                                                            ----------------------------------------
Operating activities
   Net income                                               $   109.0    $    135.5     $    150.9

   Reconciling adjustments
     Insurance and annuity liabilities                          (12.9)         (6.9)         (34.5)
     Investment losses (gains)                                   35.6          10.0           (2.6)
     Investment write-downs and change in reserves                  -          (0.1)          (0.4)
     Deferred policy acquisition costs                           (5.7)        (21.0)         (23.0)
     Cost of insurance purchased                                  9.7          15.2           47.3
     Interest credited, net of charges on investment
       contract deposits                                         35.9          47.1           60.1
     Other, net                                                 (63.2)        (65.6)         (34.6)
                                                            ----------------------------------------

       Net cash provided by operating activities                108.4         114.2          163.2
                                                            ----------------------------------------

Investing activities
   Investment purchases
     Available-for-sale                                      (2,503.0)       (908.7)      (1,348.8)
     Other investments                                          (80.6)       (114.3)        (124.5)
   Investment calls, maturities and sales
     Available-for-sale                                       2,875.4       1,212.6        1,543.9
     Other investments                                           39.6          85.3           91.4
   Net decrease (increase) in short-term investments            (64.5)        (13.5)          28.9
   Net additions to property and equipment                       (5.0)         (6.6)          (8.7)
                                                            ----------------------------------------

     Net cash provided by investing activities                  261.9         254.8          182.2
                                                            ----------------------------------------

Financing activities
   Policyholder account deposits                                138.6         176.0          219.6
   Policyholder account withdrawals                            (273.4)       (448.6)        (435.6)
   Tax refund from American Brands                                  -             -            1.4
   Expenses paid by Franklin on behalf of AGC                       -          (0.6)          (1.2)
   Intercompany note receivable                                (160.0)            -              -
   Proceeds from intercompany borrowings                         51.4           1.3           76.2
   Repayments of intercompany borrowings                        (51.4)         (1.3)         (76.2)
   Dividend payments                                            (82.0)       (125.0)        (113.0)
                                                            ----------------------------------------

     Net cash used for financing activities                    (376.8)       (398.2)        (328.8)
                                                            ----------------------------------------

     Net increase (decrease) in cash                             (6.5)        (29.2)          16.6
Cash at beginning of year                                        14.0          43.2           26.6
                                                            ----------------------------------------

Cash at end of year                                         $     7.5    $     14.0     $     43.2
                                                            ===========================================

                 See Notes to Consolidated Financial Statements.

                       THE FRANKLIN LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies

1.1  Nature of Operations

     The Franklin Life Insurance Company (Franklin) and its subsidiaries, headquartered and domiciled in Springfield, Illinois, provide life insurance and annuity products to middle-income customers in all states (except New York) and in the District of Columbia, Puerto Rico and U.S. Virgin Islands. Franklin serves this customer base through 2,570 agents.

1.2  Preparation of Financial Statements

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of Franklin, and its subsidiaries, The American Franklin Life Insurance Company (AMFLIC) and Franklin Financial Services Corporation (FFSC), a broker dealer. All material intercompany transactions have been eliminated in consolidation.

     Franklin is an indirect, wholly-owned subsidiary of American General Corporation (American General). While Franklin was neither purchased nor merged with another entity during the year ended December 31, 2001, on August 29, 2001, American General was acquired by American International Group, Inc. (AIG), a Delaware corporation, and was accounted for as a pooling. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all of the outstanding common stock of American General based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of American General common stock. In conjunction with the acquisition, Franklin incurred restructure costs totaling $26.1 million covering primarily software, severance costs, and other employee and agent benefits.

     Management must make estimates and assumptions that affect amounts reported in the financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from these estimates.

1.3  Investments

     Fixed Maturity and Equity Securities. All fixed maturity and equity securities held at December 31, 2001 and 2000 were classified as available-for-sale and reported at fair value. We adjust related balance sheet accounts as if unrealized gains (losses) had been realized, and record the net adjustment in accumulated other comprehensive income (loss) in shareholder's equity. If the fair value of a security classified as available-for-sale declines below its cost and we consider the decline to be other than temporary, we reduce the security's amortized cost to its fair value and recognize a realized loss.

     At various times, we hold trading securities and report them at fair value. We held no trading securities at December 31, 2001 or 2000. Realized and unrealized gains (losses) related to trading securities are included in net investment income; however, trading securities did not have a material effect on net investment income in 2001, 2000 or 1999.

     Limited partnership investments, reported in other long term investments, are accounted for under the equity method of accounting. For those limited partnerships that report changes in the fair value of underlying equity investments in earnings, we record our proportionate interest in investment gains (losses).

     Mortgage Loans. Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

     We consider loans to be impaired when collection of all amounts due under the contractual terms is not probable. Franklin generally looks to the underlying collateral for repayment of these loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

     Policy Loans. Policy loans are reported at unpaid principal balance.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.3  Investments (continued)

     Short-term Investments. Short-term investments include investments with maturities of less than one year at the date of acquisition and are carried at amortized cost, which approximates fair value.

     Investment Real Estate. We classify investment real estate as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

     Dollar Roll Agreements. Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2001 or 2000.

     Investment Income. Interest on fixed maturity securities, policy loans and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount as appropriate. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

     We recognize income on mortgage-backed securities using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, we calculate a new effective yield and adjust the net investment in the security accordingly. The adjustment is recognized in net investment income.

     Realized Investment Gains (Losses). We recognize realized investment gains (losses) using the specific identification method.

     Derivatives. On January 1, 2001, Franklin adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments to be recognized at fair value in the balance sheet. The cumulative effect of adopting this change in accounting principle was $0.3 million, net of tax. Subsequent changes in the fair value of a derivative instrument are reported in net income.

1.4  Separate Accounts

     Separate accounts are assets and liabilities associated with certain life and annuity contracts for which the investment risk lies predominantly with the contract holder. The liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statement of income. Assets held in separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

1.5  Deferred Policy Acquisition Costs (DPAC)

     Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

     DPAC associated with interest-sensitive life insurance contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The interest assumption used to compute estimated gross profits with respect to participating life insurance contracts was 7.75% at December 31, 2001, 2000 and 1999, respectively. If our estimate of future gross profits changes significantly, we recalculate DPAC balances using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC amortization. DPAC associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.5  Deferred Policy Acquisition Costs (DPAC) (continued)

     DPAC is adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

     We review the carrying amount of DPAC on at least an annual basis. We consider estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.6  Cost of Insurance Purchased (CIP)

     The cost assigned to certain insurance contracts in force at January 31, 1995, the date of American General's acquisition of Franklin, is reported as CIP. Interest is accreted on the unamortized balance of CIP at rates of 6.19% to 8.25%. CIP is charged to expense, including adjustments for revised assumptions, and adjusted for the impact of net unrealized gains (losses) on securities in the same manner as DPAC. We review the carrying amount of CIP on at least an annual basis using the same methods used to evaluate DPAC.

1.7  Insurance and Annuity Liabilities

     Substantially all of Franklin's insurance and annuity liabilities relate to long-duration contracts. Franklin normally cannot change or cancel these contracts.

     For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for non-participating long-duration life insurance contracts are calculated using the net level premium method based on estimates of the cost of future policy benefits to be paid as a result of present and future claims due to death, disability, surrender of a policy, or payment of an endowment. Interest assumptions used to compute reserves for non-participating long-duration contracts ranged from 6.70% to 7.45% at December 31, 2001.

     Reserves for participating long-duration life insurance contracts are based on our estimates of the cost of future policy benefits, using the net level premium method and the nonforfeiture interest rate and mortality table of the applicable insurance contracts.

1.8  Premium Recognition

     Most receipts for annuities and interest-sensitive life insurance contracts are classified as deposits instead of revenues. Revenues for these contracts include mortality, expense, and surrender charges. Policy charges that compensate Franklin for future services are deferred and recognized over the period earned, using the same assumptions used to amortize DPAC.

     For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other long-duration contracts, premiums are recognized when due.

1.9  Participating Life Insurance

     Participating life insurance contracts contain dividend payment provisions that entitle the policyholders to participate in the earnings of the contracts. Participating life insurance accounted for 33% and 40% of life insurance in force at December 31, 2001 and 2000, respectively, and 75%, 76%, and 77% of premiums and other considerations for the years ended December 31, 2001, 2000, and 1999, respectively. The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity.

     We determine annual dividends to be paid on participating life insurance contracts based on estimates of the contracts' earnings. Policyholder dividends were $71.2 million, $80.0 million, and $82.9 million in 2001, 2000, and 1999 respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.10 Reinsurance

     Franklin limits its exposure to loss on any individual life to no more than $2.1 million by ceding additional risks through reinsurance contracts with other insurers. If a reinsurer is not able to meet its obligations, Franklin remains liable.

     Franklin records a receivable for the portion of benefits paid and insurance liabilities that have been reinsured. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11 Income Taxes

     Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, using the enacted tax rates expected to be in effect when the temporary differences reverse. State income taxes are included in income tax expense.

1.12 Reclassification

     Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2.   Investments

2.1  Fixed Maturity and Equity Securities

     Valuation. Cost or amortized cost and fair value of fixed maturity and equity securities at December 31 were as follows:

                                                                                  2001
                                                  ---------------------------------------------------------------------
                                                      Cost or            Gross            Gross
                                                     Amortized        Unrealized        Unrealized          Fair
     In millions                                        Cost             Gains            Losses           Value
     ----------------------------------------------------------------------------------------------------------------
     Fixed maturity securities
         Corporate bonds
           Investment grade                        $     2,337.0    $        130.0    $       17.2     $     2,449.8
           Below investment grade                          406.5               7.2            33.2             380.5
         Mortgage-backed                                   981.7              46.9             5.1           1,023.5
         Public utilities                                  535.5              36.7             5.3             566.9
         U.S. government                                    74.0               6.3             0.3              80.0
         Foreign governments                                37.4               3.4             0.3              40.5
         States/political subdivisions                       2.6               0.2               -               2.8
                                                  -------------------------------------------------------------------
             Total fixed maturity securities       $     4,374.7    $        230.7    $       61.4     $     4,544.0
                                                  ===================================================================
     Equity securities                             $         0.7    $            -    $        0.6     $         0.1
                                                  ===================================================================

                                                                                 2000
                                                  --------------------------------------------------------------------
                                                      Cost or            Gross             Gross
                                                     Amortized        Unrealized        Unrealized          Fair
     In millions                                        Cost             Gains            Losses           Value
     -----------------------------------------------------------------------------------------------------------------
     Fixed maturity securities
         Corporate bonds
            Investment grade                       $     2,683.0    $        107.6    $       41.2     $     2,749.4
            Below investment grade                         339.9               2.4            44.1             298.2
         Mortgage-backed                                   936.2              45.6             0.6             981.2
         Public utilities                                  565.6              42.9             2.6             605.9
         U.S. government                                    89.7               7.9               -              97.6
         Foreign governments                                41.0               2.8             1.3              42.5
         States/political subdivisions                       4.1               0.2               -               4.3
         Redeemable preferred stocks                         1.0                 -             0.1               0.9
                                                  -------------------------------------------------------------------
             Total fixed maturity securities       $     4,660.5    $        209.4    $       89.9     $     4,780.0
                                                  ===================================================================
     Equity securities                             $         0.6    $          0.2    $        0.2     $         0.6
                                                  ===================================================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.1  Fixed Maturity and Equity Securities (continued)

         Maturities. The contractual maturities of fixed maturity securities at December 31, 2001 were as follows:

                                                                                 Cost or
                                                                                Amortized               Fair
         In millions                                                               Cost                 Value
         ----------------------------------------------------------------------------------------------------------
         Fixed maturity securities, excluding mortgage-backed
         securities, due
              In one year or less                                           $        186.1       $        190.7
              In years two through five                                              936.6                984.2
              In years six through ten                                             1,248.2              1,269.2
              After ten years                                                      1,022.1              1,076.4
         Mortgage-backed securities                                                  981.7              1,023.5
                                                                          -----------------------------------------

              Total fixed maturity securities                               $      4,374.7       $      4,544.0
                                                                          =========================================

         Actual maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations. Franklin may sell investments before maturity to achieve corporate requirements and investment strategies.

         Net Unrealized Gains (Losses). Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 were as follows:

         In millions                                                2001                    2000
         --------------------------------------------------------------------------------------------------
         Gross unrealized gains                             $          230.7         $         209.6
         Gross unrealized losses                                       (62.0)                  (90.1)
         DAC and CIP fair value adjustments                           (112.9)                  (75.2)
         Deferred federal income taxes                                 (18.9)                  (15.3)
         Other, net                                                     (1.4)                   (0.6)
                                                            -----------------------------------------------

         Net unrealized gains on securities                 $           35.5         $          28.4
                                                            ===============================================

2.2      Mortgage Loans on Real Estate

         Diversification. Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, Franklin generally requires loan-to-value ratios of 75% or less, based on our credit assessment of the borrower. At December 31, the mortgage loan portfolio was distributed as follows:

          In millions                                 2001            2000
          -------------------------------------------------------------------
          Geographic distribution
               Atlantic                          $      160.4    $    177.5
               Central                                  204.5         205.8
               Pacific and Mountain                      72.3          91.1
               Allowance for losses                      (3.1)         (3.1)
                                                 ----------------------------

                  Total                          $      434.1    $    471.3
                                                 ============================
          Property type
               Retail                            $      250.6    $    265.4
               Office                                    98.4         108.5
               Industrial                                30.3          40.1
               Other                                     57.9          60.4
               Allowance for losses                      (3.1)         (3.1)
                                                 ----------------------------

                  Total                          $      434.1    $    471.3
                                                 ============================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.2      Mortgage Loans on Real Estate (continued)

         Allowance. Activity in the allowance for mortgage loan losses was as follows:

         In millions                                       2001               2000                1999
         --------------------------------------------------------------------------------------------------------
         Balance at January 1                         $        3.1       $        3.2         $         3.7
         Net change in allowance *                               -               (0.1)                 (0.5)
                                                    -------------------------------------------------------------

         Balance at December 31                       $        3.1       $        3.1         $         3.2
                                                    =============================================================

         * Charged to realized investment gains (losses).

         Impaired Loans. Impaired mortgage loans were $3.3, zero, and $1.3 million at December 31, 2001, 2000, and 1999, respectively. Interest income related to impaired loans was $0.4 in 2001 and zero in 2000 and 1999.

2.3      Investment Income

         Income investment was as follows:

         In millions                                     2001                 2000                  1999
         -------------------------------------------------------------------------------------------------------
         Fixed maturity securities               $         389.0      $         393.7      $          427.1
         Mortgage loans on real estate                      40.2                 43.2                  47.8
         Policy loans                                       21.9                 21.1                  19.8
         Other                                               2.9                 22.5                   9.3
                                                 ---------------------------------------------------------------
              Gross investment income                      454.0                480.5                 504.0
         Investment expense                                  6.8                  5.9                   7.6
                                                 ---------------------------------------------------------------
              Net investment income              $         447.2      $         474.6       $         496.4
                                                 ==============================================================

         The carrying amount of investments that produced no investment income during 2001 totaled $80.4 million, or less than 1.5% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on our results of operations and financial position.

         Derivative financial instruments related to investment securities did not have a material effect on net investment income in 2001, 2000, or 1999.

2.4      Realized Investment Gains (Losses)

         Realized investment gains (losses), net of DPAC and CIP amortization, were as follows:

         In millions                                               2001               2000               1999
         -----------------------------------------------------------------------------------------------------------
         Fixed maturity securities
             Gross gains                                    $          34.4      $          6.4     $         28.4
             Gross losses                                             (57.7)              (35.9)             (19.8)
                                                            --------------------------------------------------------
                Total fixed maturity securities                       (23.3)              (29.5)               8.6
                                                            --------------------------------------------------------
         Equity securities
             Gross losses                                                 -                (0.3)              (0.2)
         Mortgage loans on real estate                                 (0.1)                0.3               (0.3)
         Real estate                                                   (0.4)               (1.6)              (0.1)
         Other long-term investments                                   (1.1)               (0.3)               0.5
         Fair value adjustments in equity partnerships                 (3.3)                3.6                  -
          DPAC/CIP amortization and investment
            expense                                                    (7.6)               17.9               (5.5)
                                                            --------------------------------------------------------
                Investment gains (losses)                   $         (35.8)     $         (9.9)    $          3.0
                                                            ========================================================

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.4      Realized Investment Gains (Losses) (continued)

         Voluntary sales of investments resulted in the following realized gains (losses):

                                                                                                Realized
                                                                                   ------------------------------------
         In millions                           Category               Proceeds          Gains            Losses
         --------------------------------------------------------------------------------------------------------------
                     2001             Available-for-sale          $     2,123.2    $      27.5     $      (16.1)
         ==============================================================================================================
                     2000             Available-for-sale          $       836.3    $       6.4     $      (28.8)
         ==============================================================================================================
                     1999             Available-for-sale          $     1,029.4    $      28.4     $      (17.9)
         ==============================================================================================================

2.5      Investments on Deposit

         At December 31, 2001 and 2000, bonds and other investments with a carrying value of $19.0 million and $18.3 million, respectively, were on deposit with regulatory authorities to comply with state insurance laws.

2.6      Investment Commitments and Restrictions

         Franklin is committed to make $22.2 million of additional cash infusions to its limited partnership investments under the terms of the partnership agreements.

         Franklin is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 2001 and 2000, Franklin's largest investment in any one entity other than U.S. government obligations and related party amounts was $52.5 million and $53.3 million, respectively.

3.       Deferred Policy Acquisition Costs (DPAC)

         Activity in DPAC was as follows:

         In millions                                                 2001               2000                 1999
         ----------------------------------------------------------------------------------------------------------------
         Balance at January 1                                 $        186.8       $       220.7       $        143.0
         Deferrals                                                      29.8                43.9                 46.7
         Accretion of interest                                          14.5                14.2                 11.3
         Amortization                                                  (38.6)              (37.1)               (35.0)
         Effect of unrealized (gains) losses on securities
                                                                        (8.8)              (59.0)                55.5
         Effect of realized investment losses (gains)                   (1.5)                4.1                 (0.8)
                                                             ------------------------------------------------------------

         Balance at December 31                               $        182.2       $       186.8       $        220.7
                                                             ============================================================

4.       Cost of Insurance Purchased (CIP)

         Activity in CIP was as follows:

         In millions                                                 2001               2000                 1999
         ----------------------------------------------------------------------------------------------------------------
         Balance at January 1                                 $        345.7       $       400.7       $        228.5
         Accretion of interest                                          28.4                36.3                 38.4
         Additions                                                       6.8                 8.4                 10.5
         Amortization                                                  (44.9)              (59.9)               (96.2)
         Effect of unrealized (gains) losses on
            securities                                                 (28.9)              (54.8)               224.6
         Effect of realized investment losses (gains)                   (5.1)               15.0                 (3.4)
         Other changes                                                     -                   -                 (1.7)
                                                             ------------------------------------------------------------
         Balance at December 31                               $        302.0       $       345.7       $        400.7
                                                             ============================================================


         CIP amortization, net of interest accretion and additions, expected to be recorded in each of the next five years is $16.2 million, $17.9 million, $16.8 million, $15.4 million and $15.1 million.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.       Income Taxes

         For the period from January 1, 2001 to August 29, 2001, Franklin will file a life/life consolidated federal income tax return with AMFLIC. The method of allocation of tax expense among the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for net losses and tax credits. Consolidated alternative minimum tax, excise tax or surtax, if any, is allocated separately. The tax liability of each subsidiary under this agreement shall not exceed the amount such subsidiary would have paid if it had filed on a separate return basis. Intercompany tax balances are to be settled no later than thirty (30) days after the date of filing the consolidated return.

         As previously stated, American General was acquired by AIG on August 29, 2001. For the period August 30, 2001 to December 31, 2001, Franklin will join in the filing of a consolidated federal income tax return with its upstream parent, AGC Life Insurance Company (AGC Life) and its life insurance company subsidiaries. Franklin has a written agreement with AGC Life setting forth the manner in which the total consolidated federal income tax is allocated to each entity that joins in the consolidation. Under this agreement, AGC Life agrees not to charge Franklin a greater portion of the consolidated tax liability than would have been paid by Franklin had it filed a separate federal income tax return. In addition, AGC Life agrees to reimburse Franklin for the tax benefits from net losses, if any, within the ninety days after the filing of the consolidated federal income tax return for the year in which the losses are used.

         A reconciliation between the Federal income tax rate and the effective tax rate follows:

                                                      2001           2000           1999
                                                 ----------------------------------------
         Federal income tax rate                      35.0 %         35.0 %          35.0 %
         Tax-exempt investment income                 (0.5)          (0.7)           (0.7)
         State taxes, net                              1.0            0.6             0.4
         Tax credits                                  (2.9)             -               -
         Other                                        (1.0)          (0.4)           (0.4)
                                                 ------------------------------------------

         Effective tax rate                           31.6 %         34.5 %          34.3 %
                                                 ==========================================

5.1      Deferred Tax Liabilities

         Components of deferred tax liabilities and assets, included in income tax liabilities on the balance sheet, at December 31 were as follows:

         In millions                                             2001            2000
         ------------------------------------------------------------------------------
         Deferred tax liabilities, applicable to:
               DPAC and CIP                                $     116.8       $    131.9
               Basis differential of investments                  50.8             29.3
               Other                                              14.6             16.8
                                                           ----------------------------
                  Total deferred tax liabilities                 182.2            178.0
                                                           ----------------------------

         Deferred tax assets, applicable to:
               Policy reserves                                  (119.0)          (116.3)
               Participating policyholders' interests            (57.3)           (62.6)
               Postretirement benefits                            (2.3)            (2.6)
               Basis differential of investments                  (3.0)            (1.4)
               Litigation settlement costs                        (0.7)            (1.0)
               Other                                             (18.8)           (11.4)
                                                           ----------------------------
                  Total deferred tax assets                     (201.1)          (195.3)
                                                           ----------------------------
         Net deferred tax asset                            $     (18.9)      $    (17.3)
                                                           ============================

         Franklin expects adequate future taxable income to realize the deferred tax assets. Accordingly, no valuation allowance is considered necessary.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.1      Deferred Tax Liabilities (continued)

         A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed as dividends. Such income, accumulated in policyholders' surplus accounts, totaled $200 million at December 31, 2001. At current corporate income tax rates, the associated tax is approximately $70 million. We have not recorded these deferred income taxes because we do not expect to make any distributions.

5.2      Taxes Paid

         Income taxes paid were as follows:

         In millions                             2001         2000        1999
         ----------------------------------------------------------------------
         Federal                             $   72.0     $   56.3    $   24.3
          State                                   1.9          1.4         1.7

6.       Benefit Plans

6.1      Pension Plans

         Most Franklin employees are covered by American General's non-contributory defined benefit pension plan. Pension benefits are based on the participant's compensation and length of credited service.

         At December 31, 2001, the plans' assets were invested as follows: (1) 63% in equity mutual funds managed outside the American General group;
         (2) 30% in fixed income mutual funds managed by one of American General's subsidiaries; and (3) 7% in American General common stock. The benefit plans have purchased annuity contracts from various American General subsidiaries to provide approximately $56.2 million of future annual benefits to certain American General retirees.

         American General's funding policy is to contribute annually no more than the maximum amount deductible for Federal income tax purposes. Franklin's portion of the funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

         In millions                                        2001            2000          1999
         -------------------------------------------------------------------------------------
         Projected benefit obligation (PBO)           $      19.5     $     18.0      $   34.7
         Plan assets at fair value                           15.5           24.2          56.2
                                                      ----------------------------------------
             Funded status (underfunded)                     (4.0)           6.2          21.5
         Other unrecognized items, net                       17.4            9.9          (6.2)
                                                      ----------------------------------------
             Prepaid pension expense                  $      13.4     $     16.1      $   15.3
                                                      ========================================

         2000 and subsequent amounts were affected by the transfer of certain Franklin employees to the American General Shared Services Company.

         The components of pension expense and underlying assumptions were as follows:

         In millions                                        2001            2000          1999
         -------------------------------------------------------------------------------------
         Service cost (benefits earned)               $       0.1     $      0.2      $    1.0
         Interest cost                                        1.3            1.4           2.6
         Expected return on plan assets                      (1.9)          (2.5)         (5.0)
         Recognized net actuarial loss                        0.3              -             -
                                                      ----------------------------------------
             Pension income                           $      (0.2)    $     (0.9)     $   (1.4)
                                                      ========================================

         Discount rate on benefit obligation                 7.25%          8.00%         7.75 %
         Rate of increase in compensation levels             4.25%          4.50%         4.25 %
         Expected long-term rate of return on plan assets   10.35%         10.35%        10.35 %

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.2  Postretirement Benefits Other Than Pensions

     Under the American General Voluntary Employee Benefit Account Plan (VEBA), Franklin has life, medical, supplemental major medical, and dental benefits for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. Franklin reserves the right to change or eliminate these benefits at any time.

     The American General life plans are insured through December 31, 2002. The majority of the American General retiree medical and dental plans are unfunded and self-insured. Franklin's portion of the accrued liability for postretirement benefits was $5.3 million and $6.6 million at December 31, 2001 and 2000, respectively. These liabilities were discounted at the same rates used for the pension plans. Franklin's portion of the postretirement benefit expense was $0.6 million, $0.7 million, and $0.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

     For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2001. The rate was assumed to remain unchanged through 2003 and then decrease to 7.5% for 2004 and 5.0% thereafter.

7.   Fair Value of Financial Instruments

     Carrying amounts and fair values for certain of Franklin's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all of Franklin's assets and liabilities, including the values of underlying customer relationships and distribution systems, and (2) the reporting of investments at fair value without a corresponding revaluation of related policyholder liabilities can be misinterpreted.

                                                               2001                        2000
                                                    ------------------------------------------------------
                                                      Carrying        Fair        Carrying        Fair
         In millions                                   Amount         Value        Amount         Value
         -------------------------------------------------------------------------------------------------
         Assets
            Fixed maturity securities                $  4,544.0    $  4,544.0    $  4,780.0    $  4,780.0
            Mortgage loans on real estate                 434.1         460.8         471.3         489.1
            Equity securities                               0.1           0.1          83.2          83.2
            Policy loans                                  348.4         348.4         351.7         351.7
            Short-term investments                        123.7         123.7          59.2          59.2
            Assets held in separate accounts              581.2         581.2         669.3         669.3
         Liabilities
            Insurance investment contracts              1,256.6       1,240.1       1,342.7       1,313.5
            Dividend accumulations                        825.0         825.0         817.0         817.0
            Liabilities related to separate accounts      581.2         581.2         669.3         669.3

     We used the following methods and assumptions to estimate the fair value of financial instruments.

     Fixed Maturity and Equity Securities. Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, we estimated the fair values using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

     Mortgage Loans on Real Estate. We estimated the fair value of mortgage loans primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     Policy Loans. Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value. The weighted average interest rate on policy loans was 6.2% in 2001 and 6.3% in 2000.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   Fair Value of Financial Instruments (continued)

     Assets and Liabilities Related to Separate Accounts. We valued separate account assets and liabilities based on quoted net asset value per share of the underlying mutual funds.

     Insurance Investment Contracts. We estimated the fair value of insurance investment contracts using cash flows discounted at market interest rates.

     Dividend Accumulations. Fair value disclosed for dividend accumulations equals the amount of dividends payable on demand at the reporting date.

8.   Reinsurance

     Reinsurance premiums included in premiums and other considerations were as follows:

     In millions                                          2001              2000             1999
     --------------------------------------------------------------------------------------------------
     Direct premiums and other considerations    $       277.9     $       298.2    $       325.7
     Reinsurance assumed                                  12.2              16.2             12.5
     Reinsurance ceded                                   (26.7)            (25.4)           (34.0)
                                                 ------------------------------------------------------
         Premiums and other considerations       $       263.4     $       289.0    $       304.2
                                                 ======================================================

     Reinsurance recoveries on ceded reinsurance contracts were $20.1 million, $28.4 million, and $18.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of reinsurance receivable (payable) on paid and unpaid losses was ($0.3) million and $4.9 million at December 31, 2001 and 2000, respectively.

9.   Statutory Accounting

     Franklin prepared its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required that insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner. The use of such permitted practices did not have a material effect on Franklin's statutory equity at December 31, 2001.

     Accounting changed adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual were reported in the statutory financial statement as changes in accounting principles. The cumulative effect of changes in accounting principles was reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, Franklin and its insurance subsidiary reported a change of accounting principle, as an adjustment that increased statutory unassigned surplus, of $43.1 million as of January 1, 2001. This net amount included an increase in deferred tax assets of $197.0 million offset by a related increase in nonadmitted assets of $153.9 million.

     At December 31, 2001 and 2000, Franklin had statutory shareholder's equity of $477.7 million and $426.6 million, respectively. Statutory net income was $62.7 million, $128.2 million, and $173.6 million for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001 and 2000, Franklin's insurance subsidiary's statutory shareholder's equity was reported as $49.2 million and $43.1 million, respectively. The insurance subsidiary's statutory net loss was $1.3 million, $6.0 million, and $2.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.   Statutory Accounting (continued)

     Generally, Franklin is restricted by the insurance laws of its domiciliary state as to amounts it may pay in the form of dividends, loans, or advances without the approval of the Illinois Insurance Department. Under these restrictions, during 2002, loans or advances in excess of $26.3 million and dividends in any twelve-month period aggregating in excess of $62.7 million will require the approval of the Illinois Insurance Department.

10.  Consolidated Statement of Cash Flows

     In addition to the cash activities shown in the consolidated statement of cash flows, the following transactions, occurred:

     In millions                                        2001                2000             1999
     --------------------------------------------------------------------------------------------------
     Interest added to annuity and other
       financial products                         $     123.3         $     139.0      $     149.7
                                                  =====================================================

11.  Related Party Transactions

     Franklin participates in a short-term intercompany grid borrowing agreement with American General and AIG to maintain its long-term commitments. Franklin borrowed $51.4 million and $1.3 million, and repaid $51.4 million and $1.3 million in 2001 and 2000, respectively. Interest charges on the average borrowings each quarter are based upon the prior month's H.15 30 day average commercial paper rate.

     Franklin holds a 6.75% promissory note for $116 million from AGC Life Insurance Company that will mature in 2005. During 2001, Franklin acquired two 2.64% notes from American General totaling $160 million maturing in 2006. Franklin also holds $8.5 million of 8% non-voting preferred stock of American General Life Insurance Company.

     Franklin has entered into indefinite contracts with affiliates. American General Investment Management performs all investment management services. American General Shared Services Company and American General Enterprise Services provide legal, human resource, and various other administrative services. Total expenses under all service agreements were $75.4 million, $73.3 million and $65.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

12.  Litigation

     Franklin is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, we believe that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on Franklin's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgement in any given suit.

13.  Guaranty Fund Assessments

     Information about state guaranty fund assessments was as follows:

     In millions                                  2001             2000             1999
     ------------------------------------------------------------------------------------------
     Expense, included in operating costs
      and expenses                             $      0.4       $      0.8        $     0.5
     Liability for anticipated assessments            0.6              0.7              1.0
     Receivable for expected recoveries
      against future premium taxes                    0.9*             1.6*             2.7*

     * Changes in state laws could decrease the amount recoverable against future premium taxes.

                       THE FRANKLIN LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SUBSEQUENT EVENT

     Effective December 31, 2002 Franklin will merge with American General Life Insurance Company, another indirect, wholly-owned subsidiary of American General.

AIG AMERICAN
     GENERAL

                                                                  PRIVACY NOTICE
--------------------------------------------------------------------------------

AIG/American General understands that your privacy is important. You have received this notice in accordance with applicable state and federal laws and because you are a current or potential customer of one of our companies. This notice will help you understand what types of nonpublic personal information we may collect, how we use it and what we do to protect your privacy.

 . Our employees, representatives, agents and selected third parties may collect nonpublic information about you, including:

    -  Information provided to us, such as on applications or other forms
    -  Information about transactions with us, our affiliates or third parties
    - Information from others, such as credit reporting agencies, employers, and federal and state agencies

 . The types of nonpublic personal information that we collect vary according to the products provided and may include your name, address, Social Security number, account balances, income, assets, insurance premiums, coverage and beneficiaries, credit reports, marital status and payment history. We also may collect nonpublic personal health information, such as medical reports, to underwrite insurance policies, administer claims or perform other insurance or related functions.

 . We restrict access to nonpublic personal information to those employees, agents, representatives or third parties who provide products or services to you and who have been trained to handle nonpublic personal information in conformity with this notice.

 . We have policies and procedures that give directions to our employees, and to the agents and representatives acting on our behalf, regarding how to protect and use nonpublic personal information.

 . We maintain physical, electronic and procedural safeguards designed to protect nonpublic personal information.

 . We do not share nonpublic personal information about you except as permitted by law.

 . We may disclose all types of nonpublic personal information YOU DO that we collect, including information regarding your transactions or experiences with us, when needed, to:

    (i) affiliated AIG/American General companies, including the American International Group family of companies, agents, employees, representatives and other third parties as permitted by law; or

   (ii) other financial institutions with whom we have joint marketing agreements.

 . Examples of the types of companies and individuals to whom we may disclose nonpublic personal information include banks, attorneys, trustees, third-party administrators, insurance agents, insurance companies, insurance support organizations, credit reporting agencies, registered broker-dealers, auditors, regulators and reinsurers.

 . Unless authorized by you or by applicable law, we do not share your personally identifiable health information.

 . Our privacy policy applies, to the extent required by law, to our agents and representatives when they are acting on behalf of AIG/American General.

 .  You will receive appropriate notice if our privacy policy changes.

 .  Our privacy policy applies to current and former customers.

    THIS PRIVACY NOTICE IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. YOU DO NOT NEED TO CALL OR TAKE ANY ACTION IN RESPONSE TO THIS NOTICE.

NEW MEXICO AND VERMONT RESIDENTS ONLY:
Following the law of your state, we will not disclose nonpublic personal financial information about you to nonaffiliated third parties (other than as permitted by law) unless you authorize us to make that disclosure.

Your authorization must be in writing. If you wish to authorize us to disclose your nonpublic personal financial information to nonaffiliated third parties, you may write to us at: American General Service Center, P.O. Box 4373, Houston, Texas 77210-4373.


                  THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

                            PART C: OTHER INFORMATION

Item 27. Exhibits

(a)  Board of Directors Resolution.
     ------------------------------

     (1) Certified resolutions regarding organization of Separate Account VUL-2. (1)

     (2)(i) Letter dated June 27, 2002 from American General Life Companies to the Commissioner of Insurance of the Texas Department of Insurance describing, among other things, that the registrant will be maintained under Texas law, post merger. (2)

     (2)(ii) Section 5, the "Governing Law and Name of Surviving Corporation," of the Agreement and Plan of Merger among All American Life Insurance Company, The American Franklin Life Insurance Company, The Franklin Life Insurance Company and American General Life Insurance Company, dated as of June 24, 2002, including Section 5.2, the "Governing Law Regarding the Maintenance of Separate Accounts." (2)

(b)  Custodian Agreements.  Inapplicable.

(c)  Underwriting Contracts.

     (1) Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002.(14)

     (2)      Form of Selling Group Agreement. (2)

     (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this Registration Statement).

(d)  Contracts.

     (1) Specimen form of EquiBuilder II Flexible Premium Life Insurance Policy (Policy Form No. T1735) (1)

     (2)      Specimen form of Accidental Death Benefit Rider. (1)

     (3)      Specimen form of Term Insurance Rider. (1)

     (4)      Specimen form of Children's Term Insurance Rider. (1)

      (5)   Specimen form of Disability Rider - Waiver of Monthly Deductions.
            (1)

      (6) Specimen form of Endorsement to EquiBuilder II Flexible Premium Life Insurance Policy when issued to a Policy Owner in the State of Texas. (1)

      (7)   Assumption Certificate. (2)

(e)   Applications.
      -------------

      (1)   Specimen form of Application for EquiBuilder II Policy. (3)

      (2)   Specimen form of Supplemental Application. (4)

      (3)   Form of Telephone Authorization Form, Form No. AGLC 10255 Rev0103.
            (2)

      (4) Form of amended Life Insurance Application - Part A, Form No. AGLC 0336-2001. (5)

      (5) Form of amended Life Insurance Application - Part B, Form No. AGLC 0337-2001. (5)

      (6)   Medical Exam Form Life Insurance Application. (6)

      (7) Form of Request for Investment Division/Series Transfer Form, Form No. AGLC 100553. (2)

      (8)   Form of Cash Disbursement Request Form, Form No. AGLC 0109 Rev0103.
            (2)

      (9)   Form of Assignment Form, Form No. AGLC 0205 Rev0103. (2)

      (10) Form of Electronic Funds Authorization Form, Form No. AGLC 0220 Rev0103. (2)

      (11)  Form of Name and Address Change Form, Form No. AGLC 0222 Rev0103.
            (2)

      (12) Form of Request for Change in Allocation of Net Premiums and Monthly Deductions Form, Form No. AGLC 100556. (2)

      (13) Form of Request for Change of Ownership on a Life Insurance Policy Form, Form No. VUL 0013 Rev1202. (2)

      (14) Form of Request for Full Cash Surrender Value Form, Form No. VUL 0015 Rev1202. (2)

      (15)   Form of Change of Beneficiary Form, Form No. VUL 0016 Rev1202. (2)

(f)   Depositor's Certificate of Incorporation and By-Laws.

      (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (7)

      (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995.
             (8)

      (3) By-laws of American General Life Insurance Company, adopted January 22, 1992. (9)

(g)   Reinsurance Contracts. None

(h)   Participation Agreements.

      (1)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (10)

      (1)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (2)

      (2)(a) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (10)

      (2)(b) Form of Amendment No. 3 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (2)

      (3)(a) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (10)

      (4)(a) Operations Company, Inc. and American General Life Insurance Company. (10)

      (5)(a) Form of Participation Agreement among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (11)

      (5)(b) Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (10)

      (5)(c) Form of Amendment No. 8 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (2)

(i)   Administrative Contracts.

      (1) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (12)

(j)   Other Material Contracts. None

(k)   Legal Opinion.

      (1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC. (Filed herewith)

(l)   Actuarial Opinion.

      (1) Opinion of Robert M. Beuerlein, Senior Vice President - Actuarial/Financial and Treasurer of The American Franklin Life Insurance Company. (13)

      (2) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

(m)   Calculation. None


(n)   Other Opinions.


      (1) Consent of Independent Auditors - Ernst & Young, LLP. (Filed herewith)

(o)   Omitted Financial Statements. None

(p)   Initial Capital Agreements. None

(q)   Redeemability Exemption.

      (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (Filed herewith)

      (2) Notice of Cancellation Right Pursuant to Rule 6e-3(T)(b) (13)(viii) under the Investment Company Act of 1940. (Filed herewith)

----------------------------------------------------

(1) Incorporated by reference of Post-Effective Amendment No.12 to Form S-6 Registration Statement (File No. 033-41838) of The American Franklin Life Insurance Company Separate Account VUL-2 filed April 30, 1999.

(2) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(3) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-6 Registration Statement (File No. 033-41838) of The American Franklin Life Insurance Company Separate Account VUL-2 filed on February 27, 1998.

(4) Incorporated by reference to Post-Effective Amendment No. 15 to Form S-6 Registration Statement (File No. 033-41838) of The American Franklin Life Insurance Company Separate Account VUL-2 filed on April 18, 2002.

(5) Incorporated by reference to Post-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on April 23, 2002.

(6) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on October 29, 1999.

(7) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(8) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(9) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(10) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(12) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 033-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(13) Incorporated by reference to Post-Effective Amendment No. 9 to Form S-6 Registration Statement (File No. 033-77470) of The American Franklin Life Insurance Company Separate Account VUL-2 filed on April 28, 2000.

(14) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.


Item 28.  Directors and Officers of the Depositor


Name and Principal                      Positions and Offices with Depositor
 Business Address                       American General Life Insurance Company
-------------------                     ----------------------------------------

Rodney O. Martin, Jr.                   Director and Chairman of the Board
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff                     Director
125 Broad Street
New York, NY 10004

David J. Dietz                          Director, Vice Chairman and Senior Vice
830 Third Avenue                        President - Corporate Markets Group
New York, NY 10022

Name and Principal                      Positions and Offices with Depositor
 Business Address                       American General Life Insurance Company
-------------------                     ----------------------------------------
Robert F. Herbert, Jr.                  Director, Senior Vice President, Treasurer and Controller
2727-A Allen Parkway
Houston, TX 77019

David L. Herzog                         Director, Executive Vice President and Chief Financial Officer
2929 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                     Director and President
2929 Allen Parkway
Houston, TX 77019

R. Kendall Nottingham                   Director
70 Pine Street
New York, NY 10270

Nicholas A. O'Kulich                    Director
70 Pine Street
New York, NY 10270

Gary D. Reddick                         Director and Executive Vice President
2929 Allen Parkway
Houston, TX 77019

James A. Galli                          Executive Vice President
830 Third Avenue
New York, NY 10022

Paul L. Mistretta                       Executive Vice President
2727-A Allen Parkway
Houston, TX 77019

James W. Weakley                        Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Wayne A. Barnard                        Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein                     Senior Vice President and Chief Actuary
2727 A Allen Parkway
Houston, TX 77019

Name and Principal                      Positions and Offices with Depositor
 Business Address                       American General Life Insurance Company
-------------------                     ----------------------------------------
Pauletta P. Cohn                        Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

William F. Guterding                    Senior Vice President
830 Third Avenue
New York, NY 10022

Kyle L. Jennings                        Senior Vice President and Co-General Counsel
2929 Allen Parkway
Houston, TX 77019

Althea R. Johnson                       Senior Vice President
2929 Allen Parkway
Houston, TX 77019

Simon J. Leech                          Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Kent D. Major                           Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire                         Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Lawrence J. O'Brien                     Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Edward F. Bacon                         Vice President
2727-A Allen Parkway
Houston, Texas 77019

Michael B. Boesen                       Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark E. Bolding                         Vice President
2929 Allen Parkway
Houston, TX 77019

Name and Principal                      Positions and Offices with Depositor
 Business Address                       American General Life Insurance Company
-------------------                     ----------------------------------------
Farideh N. Farrokhi                     Vice President
2727-A Allen Parkway
Houston, TX 77019

Richard L. Gravette                     Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 7019

Joel H. Hammer                          Vice President
1 Chase Manhattan Place
New York, NY 10005

Keith C. Honig                          Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Susan Howard                            Vice President
2727-A Allen Parkway
Houston, Texas 77019

Gary J. Kleinman                        Vice President and Real Estate Investment Officer
1 Chase Manhattan Place
New York, NY 10005

Laura W. Milazzo                        Vice President
2727 Allen Parkway
Houston, TX 7019

W. Larry Mask                           Vice President, Real Estate Investment Officer and Assistant Secretary
2777 Allen Parkway
Houston, TX 77019

Gordon S. Massie                        Vice President
2929 Allen Parkway
Houston, TX 77019

Deanna D. Osmonson                      Vice President and Chief Compliance Officer
2929 Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.                    Vice President, Real Estate Investment Officer and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Name and Principal                      Positions and Offices with Depositor
 Business Address                       American General Life Insurance Company
-------------------                     ----------------------------------------
Kirsten M. Pedersen                     Vice President
2929 Allen Parkway
Houston, TX 77019

Dennis H. Roberts                       Vice President
2929 Allen Parkway
Houston, TX 77019

David M. Robinson                       Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben                      Vice President
#1 Franklin Square
Springfield, IL 62713

Kristen Sather                          Vice President
1 Chase Manhattan Place
New York, NY 10005

Richard W. Scott                        Vice President and Chief Investment Officer
2929 Allen Parkway
Houston, TX 77019

James P. Sennett                        Vice President
2929 Allen Parkway
Houston, TX 77019

T. Clay Spires                          Vice President
2727-A Allen Parkway
Houston, TX 77019

James P. Steele                         Vice President
205 E. 10/th/ Street
Amarillo, TX 79101

Robert E. Steele                        Vice President
205 E. 10/th/ Street
Amarillo, TX 79101

Dan E. Trudan                           Vice President
#1 Franklin Square
Springfield, IL 62713

Name and Principal                       Positions and Offices with Depositor
 Business Address                      American General Lige Insurance Company
-------------------                   -----------------------------------------

Nancy R. Yasso                         Vice President
2727-A Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck                      Secretary
70 Pine Street
New York, NY 10270

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

         Listing of All Persons Directly or Indirectly Controlled By or
            Under Common Control with American General Life Insurance
                      Company, the Depositor of Registrant

====================================================================================================================================
                                                                                                                        % of Voting
                                                                                                                        Securities
                                                                                                                         Owned by
                                                                                                                            its
                                                                                                    Jurisdiction of      Immediate
Name of Corporation*                                                                                 Incorporation         Parent
====================================================================================================================================
American General Corporation                                                                              Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
         AGC Life Insurance Company                                                                      Missouri            100%
------------------------------------------------------------------------------------------------------------------------------------
                  AIG Annuity Insurance Company                                                           Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Assignment Corporation                                        Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Distributors, Inc.                                           Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------
                           AG Fixed Annuity Marketing Group, Inc.                                        Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------
                  AIG Life of Bermuda, Ltd.                                                              Bermuda             100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Life and Accident Insurance Company                                  Tennessee            100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Life Insurance Company                                                 Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Annuity Service Corporation                                   Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Enterprise Services, LLC                                     Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Equity Services Corporation                                  Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    American General Securities Incorporated                              Texas              100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency, Inc.                      Missouri            100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency of Alabama, Inc.           Alabama             100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency of Georgia, Inc.           Georgia             100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency of Hawaii, Inc.            Hawaii              100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency of Massachusetts, Inc.  Massachusetts          100%
------------------------------------------------------------------------------------------------------------------------------------
                                            American General Insurance Agency of Nevada, Inc.             Nevada             100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General International Investments, Inc.                              Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Life Companies, LLC                                          Delaware            100%
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                                        % of Voting
                                                                                                                         Securities
                                                                                                                          Owned by
                                                                                                                             its
                                                                                                     Jurisdiction of     Immediate
Name of Corporation*                                                                                  Incorporation        Parent
------------------------------------------------------------------------------------------------------------------------------------
                           The Variable Annuity Life Insurance Company                                      Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    VALIC Financial Advisors, Inc.                                          Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    VALIC Retirement Services Company                                       Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    VALIC Trust Company                                                     Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    PESCO Plus, Inc.                                                       Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
                                    American General Gateway Services, L.L.C                               Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
                                    Parkway 1999 Trust                                                     Maryland          100%
------------------------------------------------------------------------------------------------------------------------------------
                                    American General Assignment Corporation of New York                    New York          100%
------------------------------------------------------------------------------------------------------------------------------------
                 American General Property Insurance Company**                                            Tennessee        51.85%
------------------------------------------------------------------------------------------------------------------------------------
                           American General Property Insurance Company of Florida                          Florida           100%
------------------------------------------------------------------------------------------------------------------------------------
                 North Central Life Insurance Company                                                     Minnesota          100%
------------------------------------------------------------------------------------------------------------------------------------
                 The Old Line Life Insurance Company of America                                           Wisconsin          100%
------------------------------------------------------------------------------------------------------------------------------------
                 The United States Life Insurance Company in the City of New York                         New York           100%
------------------------------------------------------------------------------------------------------------------------------------
         American General Assurance Company                                                               Illinois           100%
------------------------------------------------------------------------------------------------------------------------------------
                 American General Indemnity Company                                                       Nebraska           100%
------------------------------------------------------------------------------------------------------------------------------------
                 USLIFE Credit Life Insurance Company of Arizona                                           Arizona           100%
------------------------------------------------------------------------------------------------------------------------------------
         American General Bancassurance Services, Inc.                                                    Illinois           100%
------------------------------------------------------------------------------------------------------------------------------------
         American General Finance, Inc.                                                                    Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                 A.G. Financial Service Center, Inc.                                                        Utah             100%
------------------------------------------------------------------------------------------------------------------------------------
                 AGF Investment Corp.                                                                      Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                 American General Auto Finance, Inc.                                                       Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
                 American General Finance Corporation                                                      Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                           Merit Life Insurance Co.                                                        Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                           The National Life and Accident Insurance Company                                 Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                                    CommoLoCo, Inc.                                                      Puerto Rico         100%
------------------------------------------------------------------------------------------------------------------------------------
                           Service Bureau of Indiana, Inc.                                                 Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                           Yosemite Insurance Company                                                      Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Financial Center, Inc.                                                  Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Financial Center, Incorporated                                          Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Financial Center Thrift Company                                        California         100%
------------------------------------------------------------------------------------------------------------------------------------
                  American General Financial Services of Alabama, Inc.                                     Alabama           100%
------------------------------------------------------------------------------------------------------------------------------------
                  HAS Residential Mortgage Services of Texas, Inc.                                         Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
                  Thrift, Incorporated                                                                     Indiana           100%
------------------------------------------------------------------------------------------------------------------------------------
         American General International, Inc.                                                              Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
         American General Investment Management Corporation                                                Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
         American General Realty Investment Corporation                                                     Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                  AGLL Corporation                                                                         Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
                           AG Land Associates, LLC                                                        California         100%
------------------------------------------------------------------------------------------------------------------------------------
        Green Hills Corporation                                                                            Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------
        Knickerbocker Corporation                                                                           Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                 American Athletic Club, Inc.                                                               Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
                 2929 Allen Parkway Venture, L.P.                                                           Texas            100%
------------------------------------------------------------------------------------------------------------------------------------
        Pavilions Corporation                                                                              Delaware          100%
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                                        % of Voting
                                                                                                                         Securities
                                                                                                                          Owned by
                                                                                                                            its
                                                                                                     Jurisdiction of     Immediate
Name of Corporation*                                                                                  Incorporation        Parent
------------------------------------------------------------------------------------------------------------------------------------
         USLIFE Real Estate Services Corporation                                                          Texas             100%
------------------------------------------------------------------------------------------------------------------------------------

* Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

   ** Also owned 48.15% by American General Life and Accident Insurance Company.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-02-003222, filed April 1, 2002.

Item 30.  Indemnification

Article VII, section 1, of the Company's By-Laws provides, in part, that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company) by reason of the fact that such person is or was serving at the request of the Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Article VII, section 1 (in part), section 2, and section 3, provide that the Company shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was acting in behalf of the Company, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be in the best interests of the Company, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under section 1: (a) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine; (b) of amounts paid in settling or otherwise disposing of a threatened or pending action with or without court approval; or (c) of expense incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

Article VII, section 3, provides that, with certain exceptions, any indemnification under Article VII shall be made by the Company only if authorized in the specific case, upon a determination that indemnification of the person is proper in the circumstances because the person has met the applicable standard of conduct set forth in section 1 of Article VII by (a) a majority vote of a quorum consisting of directors who are not parties to such proceeding; (b) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (c) the court in which such proceeding is or was pending upon application made by the Company or the indemnified person or the attorney or other persons rendering services in connection with the defense, whether or not such application by the attorney or indemnified person is opposed by the Company.

Article VII, section 7, provides that for purposes of Article VII, those persons subject to indemnification include any person who is or was a director, officer, or employee of the Company, or is or was serving at the request of the Company as a director, officer, or employee of another foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for American General Life Insurance Company Separate Account VA-1, American General Life Insurance Company Separate Account VA-2, American General Life Insurance Company Separate Account A and American General Life Insurance Company Separate Account D, which all offer interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for American General Life Insurance Company Separate Account VUL and American General Life Insurance Company Separate Account VL-R, which offer interests in flexible premium variable life insurance policies.

(b)     Management.

     Name and Principal         Positions and Offices with Underwriter
      Business Address          American General Equity Services Corporation
     ------------------         --------------------------------------------
     J. Andrew Kalbaugh         Director, Chairman, Chief Executive Officer and President
     2727 Allen Parkway
     Houston, TX 77019

     Sander J. Ressler          Director, Vice President, Chief Compliance Officer and Secretary
     2727 Allen Parkway
     Houston, TX 77019

     Rodney O. Martin, Jr.      Vice Chairman
     2929 Allen Parkway
     Houston, TX 77019

     Larry Blews                Vice President
     2727 Allen Parkway
     Houston, TX 77019

     James B. Brown             Vice President
     2727 Allen Parkway
     Houston, TX 77019

     Robert F. Herbert, Jr.     Vice President
     2727-A Allen Parkway
     Houston, TX 77019

     Lucille S. Martinez        Vice President
     2727 Allen Parkway
     Houston, TX 77019


     Kathy Keith                Treasurer
     #1 Franklin Square
     Springfield, IL 62713

     Peter K. Lathrop           Tax Officer
     70 Pine Street
     New York, NY 10270

     Name and Principal         Positions and Offices with Underwriter
      Business Address          American General Equity Services Corporation
     ------------------         --------------------------------------------
     Pauletta P. Cohn           Assistant Secretary
     2929 Allen Parkway
     Houston, TX 77019

     Steven A. Glover           Assistant Secretary
     2929 Allen Parkway
     Houston, TX 77019

     Lauren W. Jones            Assistant Secretary
     2929 Allen Parkway
     Houston, TX 77019

     John D. Fleming            Assistant Treasurer
     2929 Allen Parkway
     Houston, TX 77019

     Barbara J. Moore           Assistant Tax Officer
     2919 Allen Parkway
     Houston, TX 77019

(c)  Compensation From the Registrant.
     ---------------------------------

     Name of Principal         Net Underwriting    Compensation on       Brokerage          Other Compensation
     Underwriter               Discounts and       Events Occasioning    Commissions
                               Commissions         the Deduction of a
                                                   Deferred Sales Load
     American General Equity          $0                   $0                 $0                    $0
     Services Corporation

Item 32. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at #1 Franklin Square, Springfield, Illinois 62713.

Item 33. Management Services Not applicable.


Item 34. Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VUL-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 30th day of December, 2002.


                                        AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY SEPARATE ACCOUNT VUL-2
                                        (Registrant)


                                   BY:  AMERICAN GENERAL LIFE INSURANCE
                                        COMPANY (Depositor)
                                        (On behalf of the Registrant and itself)


                                   BY:  /s/  ROBERT F. HERBERT, JR.
                                        -----------------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President, Treasurer and
                                          Controller


[SEAL]


ATTEST:  /s/ LAUREN W. JONES
         ---------------------------
         Lauren W. Jones
         Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                         Title                        Date
---------                         -----                        ----


/s/  RODNEY O. MARTIN, JR.        Director and Chairman        December 30, 2002
--------------------------
Rodney O. Martin, Jr.


/s/  DAVID L. HERZOG              Director and Chief           December 30, 2002
--------------------              Financial Officer
David L. Herzog


/s/  ROYCE G. IMHOFF, II          Director and President       December 30, 2002
------------------------
Royce G. Imhoff, II


/s/  M. BERNARD AIDINOFF          Director                     December 30, 2002
------------------------
M. Bernard Aidinoff


/s/  DAVID J. DIETZ               Director                     December 30, 2002
-------------------
David J. Dietz


/s/  ROBERT F. HERBERT, JR.       Director                     December 30, 2002
---------------------------
Robert F. Herbert, Jr.


/s/  R/ KENDALL NOTTINGHAM        Director                     December 30, 2002
--------------------------
R. Kendall Nottingham


/s/  NICHOLAS A. O'KULICH         Director                     December 30, 2002
-------------------------
Nicholas A. O'Kulich


/s/  GARY D. REDDICK              Director                     December 30, 2002
--------------------
Gary D. Reddick

                                  EXHIBIT INDEX

Item 27. Exhibits

     (k)(1) Opinion and Consent of Lauren W. Jones, Esq., Deputy General Counsel of American General Life Companies, LLC.

     (l)(2) Opinion and Consent of American General Life Insurance Company's actuary.

     (n)(1)    Consent of Independent Auditors - Ernst & Young, LLP.

     (q)(1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule
               6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.

     (q)(2)    Notice of Cancellation Right Pursuant to Rule 6e-3(T)(b)
               (13)(viii) under the Investment Company Act of 1940.

                                       E-1